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08003729

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Zazu Metals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2008
THOMSON REUTERS

FILE NO. 82- 35755

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT: 7/11/08

082-35755

12-31-07
AR/S

Zazu Metals Corporation

Annual Information Form

For the year ended December 31, 2007

March 27, 2008


ZAZU
METALS CORPORATION

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this Annual Information Form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

BASIS OF PRESENTATION

For the meanings of certain technical terms used and not otherwise defined in this Annual Information Form, see the "Technical Glossary". Where applicable, terms with a technical meaning related to mineral matters are defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definitions Adopted by CIM Council.

All references to mineral resources are references to the gross mineral resources on the LIK property, unless reference is made to "attributable" mineral resources which refers only to the Company's attributable portion of the mineral reserves and mineral resources on the LIK property. All information with respect to mineral resources is historical, and is not compliant with NI 43-101 and the CIM Standards.

Unless otherwise indicated, all references to the Company include a reference to the subsidiary of the Company, Zazu Alaska.

TECHNICAL GLOSSARY

"**Ag**" means silver.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Standards**" means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

"**cm**" means centimetre.

"**g**" means grams.

"**g/t**" means grams per metric tonne.

"**ha**" means hectares.

"**indicated mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geologic or grade continuity to be reasonably assumed.

"**kg**" means kilogram.

"**km**" means kilometer.

"**lb**" means one pound and is equal to 454 g.

"**m**" means metre.

"**measured mineral resource**" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineral reserve**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined.

"**mineralization**" means the concentration of minerals in a body of rock.

"**Pb**" means lead.

"**probable mineral reserve**" means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"**proven mineral reserve**" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"**t/m(3)**" means tonnes per cubic metre.

"**t**" or "**tonne**" is a measure of weight equal to 1,000 kg or 2,204 lbs.

"**Zn**" means zinc.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, references in this Annual Information Form to "C$" and "Canadian dollars" are to the lawful currency of Canada, and references to "US$" and "United States dollars" are to the lawful currency of the United States of America.

On March 27, 2008, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.9855.

The Company prepares its consolidated financial statements in United States dollars. The following table sets forth, for each period indicated, the average exchange rate for United States dollars expressed in Canadian dollars on each business day during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange on each business day as reported by the Bank of Canada:

	Year ended December 31, 2007	**Period from date of incorporation (November 29, 2006) until December 31, 2006**
US$/C$ Period End Rate	1.0088	0.8581
US$/C$ Average Rate	0.9304	0.8683

CORPORATE STRUCTURE

Zazu Metals Corporation (the "Company") was incorporated under the Canada Business Corporations Act on November 29, 2006. The registered office of the Company is located at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1. The Company's principal office is located at Suite 910, 475 Howe Street, Vancouver, BC, V6C 2B3.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a 100% owned subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is currently focused on identifying and developing zinc projects. The Company will pursue a growth strategy that takes advantage of the strengths of its existing management team, particularly with respect to management's experience in resource project management. In addition to developing its current mineral properties, the Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties (which may be focused on zinc or other minerals) that the Company believes will be accretive to its overall growth strategy.

Acquisitions

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO Minerals Company ("GCO"), a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American. Under the joint venture agreement which governs the LIK property (the "LIK Block Agreement"), GCO held a 50% interest, and the right to increase its interest to up to 80%, as more fully described below. After successfully completing an equity financing, the Company entered into an option agreement with GCO in February 2007 to acquire an interest in the LIK Block Agreement (referred to below as the GCO Exploration and Option Agreement).

Based on the Company's understanding of changes in GCO's strategic direction, and having determined that it would be in the Company's best interests to do so, in the second quarter of 2007 the Company's management entered into negotiations with GCO to acquire GCO's entire ownership interest in the LIK property and the LIK Block Agreement. After successfully completing an additional equity financing, the Company acquired GCO's entire ownership interest effective June 28, 2007, thereby becoming (through Zazu Alaska) the direct owner of a 50% interest in the LIK property and a 50% joint venture interest under the LIK Block Agreement, and with the further right to earn up to an additional 30% interest. See "Narrative Description of the Business – LIK Property – Acquisition".

Financings

In December 2006, the Company completed a founders' private placement and issued 5,000,000 common shares at a price of US$0.001 per share for total proceeds of US$5,000.

In December 2006, the Company issued 11,400,000 special warrants at a price of US$1.00 per special warrant for net proceeds of US$10,368,458. The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into an exploration and option agreement with GCO (the "GCO Exploration and Option Agreement"). Such escrow conditions were satisfied, and the proceeds of the private placement were released, in February 2007. In connection with this financing, 906,400 broker special warrants were issued to the agent. These broker special warrants were converted into broker warrants as part of the Company's initial public offering on December 19, 2007 and are exercisable for one common share until June 20, 2008 at a price of US$1.00 per share.

In February 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of US$1.00 per share for gross proceeds of US$100,000

In June and July of 2007, the Company issued 11,475,900 special warrants at a price of US$1.75 per special warrant for net proceeds of US$18,520,575.The proceeds of this private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement. In connection with this financing, 573,795 broker special warrants were issued to the agent. These broker special warrants were converted into broker warrants as part of the Company's initial public offering on December 19, 2007 and are exercisable for one common share until December 28, 2008 at a price of US$1.75 per share.

In August 2007, the Company issued 151,571 Common Shares at US$1.75 per share for gross proceeds of US$265,249 and paid US$6,665 in legal and other costs for net proceeds of US$258,584.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for net proceeds of US$3,190,507. The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively. As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants (100,000 special warrants were exercised in January 2007) were automatically converted into an equivalent number of common shares.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company's primary near term objective is to advance its LIK property towards development through the definition of a resource and commencement of a formal feasibility study. See also, "General Development of the Business".

LIK Property

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Technical Report has been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the System for Electronic Document Analysis and Retrieval database on the Internet at www.sedar.com.

Acquisition

The Company obtained its current 50% interest in the LIK property from GCO on June 28, 2007 by making a cash payment to GCO of US$20,000,000 and granting GCO a 2% net proceeds interest. GCO also owns an additional 1% net profits interest in the LIK property from a 1997 agreement.

Zazu holds the right to further earn up to 60% of the 50% interest held by Teck American, provided that Zazu spends the required expenditure amount, currently estimated to be approximately US$40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Property Description and Location

The LIK property comprises a contiguous group of 296 unpatented federal mining claims located in the sections listed in the following table.

LOCATIONS OF THE LIK CLAIMS

Section	Description
Section 36	T.33N., R.20W., K.R.M.
Sections 31 and 32	T.33N., R.19W., K.R.M.
Sections 1-4, 9-16, and 22-24	T.32N., R.20W., K.R.M.
Section 6	T.32N., R.19W., K.R.M.

The geographical coordinates of the LIK deposit are about 163° 12' W and 68° 10' N. The following figure illustrates the location of the LIK property:


LIK PROJECT
Red Dog Mine
Kivalina
Portsite
DeLong Mountains Transportation System
Noatak
Chukchi Sea
Kotzebue
Kiana
Noorvik
Selawik
Ambler
Kobuk
Shungnak
Deering
Buckland
N
Map Area
Kotzebue
Nome
Fairbanks
Alaska
Anchorage
Kilometres

Figure 2-1

Zazu Metals Corporation

Lik Project
Northern Alaska, U.S.A.

Location Map

The LIK property federal claims cover an area of 2,225 ha, and have historically been divided into four groups: the LIK, Silk, Y and Z claim groups. Because the LIK property was selected by the State of Alaska subsequent to the staking of the federal claims, GCO (the entity from which the Company acquired its interest in the LIK property) also staked state claims over the entire federal package. The Company and its joint venture partner have the option of relinquishing the federal claims and holding mineral rights under the state claims at some future date, if they so choose. Most of the property boundaries have been surveyed to avoid potential property conflicts with adjacent properties. The federal claims do not expire unless the Company fails to make certain rental payments discussed below.

The LIK property claims lie within an area of Alaska State selected land. While the Company retains federal title to the claims, the surface rights owner to the LIK property is the United States government. Should the Company convert its ownership from federal claims to state claims, surface ownership would pass to the Alaska State government.

To retain the federal claims, the Company is required to make annual payments of US$125/federal claim. Thus the annual payment to cover the federal claims is US$37,000/year. State claims also require the payment of an annual rental. For state claims, the rental is US$25 for the first five years, US$55 for the second five years and US$130 for all subsequent years for each 40 acre claim and four times those amounts for each 160 acre claim. Property holders are also required to perform assessment work with the amount dependent on the area of the State claims. Assessment credits may be carried forward for a maximum of four years. If required, payments may be made in lieu of work to allow retention of the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the LIK property is by air to an airstrip located on the property. The airstrip is capable of handling large, multi-engine planes. Charter flights may be arranged from a number of sites in northwestern Alaska. The town of Kotzebue, which is located about 145 km from the deposit, is a seaport and is serviced by a regular air service from Anchorage. Kotzebue is the centre for access to the nearby Red Dog mine operated by a subsidiary of Teck Cominco Limited.

The nearest location for which climatic data is available is the town of Kotzebue. The average annual temperature at Kotzebue is -5.8°C, although this may not be entirely reliable as an indicator for conditions near the LIK property. Seasonal extremes probably range between 25°C in summer to -50°C in winter. There is an average of 22.8 cm of rain per year and a snowfall of 1.2 m per year. Snow falls are not extreme, but blowing snow may form significant drifts. Strong winds are common in most parts of Alaska. Currently, diamond drilling is possible at the LIK property between June 1 and October 1. The existing constraint is water, since the drills and the camp currently utilize surface water.

There are no local resources adjacent to the LIK property. The Red Dog mine, operated by a subsidiary of Teck Cominco Limited, is located about 22 km southeast of the deposit. Potentially, concentrates might be moved along the access road from the Red Dog mine to the port on the Chukchi Sea. This road is owned by the State of Alaska and is available for use by industrial users. The port has a shipping season of about 100 days. The current concentrate storage at the port site is at capacity and further storage facilities would have to be constructed if the LIK property comes into production.

There is a camp located on the LIK property. The camp has been used periodically over the last ten years and requires refurbishment when exploration recommences on the LIK property. The supply of electric power and workforce accommodation will have to be developed.

The exposures of the LIK property are located at about 245 m above sea level. West of the deposit, the land rises steeply to peaks about 700 m above sea level. To the southeast, the land slopes down to the Wulik River where the bottom of the valley is about 215 m above sea level. There is sufficient space for tailings and waste rock disposal, and sufficient water is expected to be available for any proposed processing. Locally, there is vegetation on the property consisting of tundra, grasses and low brush made up of willow, dwarf birch, and alder.

The Company intends to petition the State of Alaska to construct a 13 mile road from the Red Dog road to the LIK property. The Company also plans to commence negotiations with NANA Regional Corporation, Inc. ("NANA"), an Alaskan native corporation, to secure land near the port facilities for concentrate storage.

History

The Red Dog ore deposit was originally discovered in 1970 by a geologist undertaking mapping in the De Long Mountains area on behalf of the United States Geological Survey.

GCO, in joint venture with New Jersey Zinc Company and WGM, carried out stream geochemical sampling and reconnaissance for colour anomalies. Claims were staked in July 1976 to protect a stream geochemical anomaly on LIK Creek. HOMEX replaced New Jersey Zinc Company in the joint venture in 1976/1977.

Diamond drilling on the LIK property commenced in 1977 and targeted a gossan with a coincident soil and electromagnetic anomaly. The first hole encountered massive lead-zinc-silver-bearing sulphides. By the end of 1977, the joint venture had completed 40 line-kilometres of ground geophysics, a soil sampling program, and ten diamond drill holes with an aggregate depth of 1,603 m. In 1978, further geological, geochemical and geophysical surveys were carried out, together with the drilling of another 79 diamond drill holes aggregating 10,680 m. A further 14 diamond drill holes with a total depth of 4,931 m were completed in 1979 and a mineral resource was estimated.

The joint venture continued to work in the district in the period 1980 to 1983. As the joint venture held a large number of claims outside the existing LIK property, work was concentrated on other targets in some of those years. However, limited diamond drilling activity continued on the LIK property. The LIK Block Agreement was signed in 1984.

In 1984, Noranda optioned the LIK property. Much of Noranda's activity was concentrated in the LIK North Area where ten diamond drill holes with an aggregate depth of 4,180 m were completed on four sections. Noranda also drilled holes in the LIK South deposit to better define "mineable high grade reserves". Noranda released its interest in the LIK property after a re-organization of its holdings in the United States.

Moneta Porcupine Mines Inc. ("Moneta") optioned the property in 1990 and together with GCO completed three diamond drill holes aggregating 263 m. The purpose of the Moneta drilling was to obtain metallurgical samples, but there are no records of any significant metallurgical work having been completed by Moneta. GCO drilled two additional diamond drill holes in 1992, but until the Company commenced its recent work program, there had been no additional drilling since.

All of the diamond drill campaigns prior to the 2007 drilling campaign are summarized in the table below.

HISTORICAL DIAMOND DRILLING CAMPAIGNS

Year	Number of Holes	Aggregate Depth (m)	Company
1977	10	1,603.3	Managed by WGM
1978	79	10,680.2	Managed by WGM
1979	14	4,931.1	Managed by GCO
1980	3	202.1	Managed by GCO
1983	1	835.2	Managed by GCO
1984	6	1,643.5	Managed by GCO
1985	16	4,883.1	Managed by Noranda
1987	1	696.5	Managed by GCO
1990	3	263.4	Managed by Moneta
1992	2	283.5	Managed by GCO
Totals	135	26,236.6	

The initial ten diamond drill holes of the pre-2007 drilling were B-wireline and essentially all subsequent drill holes were N-wireline. Core recoveries were typically high within the massive sulphides, but lower, more variable recoveries were obtained in the unmineralized and weakly mineralized sections.

The entire core obtained from the LIK deposit was logged on site at the LIK camp. All of the core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Reference samples were not included in the sample stream. The unused core for all but the first ten holes is stored on site. The core for the initial ten holes is stored in a warehouse in Anchorage.

An examination of diamond drill logs indicates that sample lengths in massive sulphides were typically from 0.6m to 0.9 m. Occasionally, sample lengths in massive sulphides were up to 1.83 m. Sample lengths up to 2.44m and 2.74m were present. Sample lengths were probably controlled by geology and the location of depth markers in the core boxes. According to Scott Wilson RPA, sampling appears to have been completed diligently.

Most of the samples were assayed by Bondar Clegg Laboratory Group ("Bondar Clegg") of Vancouver. At various times, the laboratory maintained preparation facilities in Alaska, Anchorage and Fairbanks. In the initial years, when the bulk of the drilling was completed, it is believed that sample preparation and analysis were carried out in Vancouver. Bondar Clegg was not a registered laboratory at that time. However, Bondar Clegg was a recognized, reputable laboratory and was experienced in the use of atomic absorption spectrometry.

As the entire core was logged and sampled in an isolated field camp, security was not a major concern because access to the camp was closely controlled. It is noted that four different companies (WGM, GCO, Noranda and Moneta) have completed drilling programs at the LIK property and all of them have obtained consistent results. Scott Wilson RPA considers that the work to date was completed to industry standards in use at the time of the work. Sample preparation was completed in the assay laboratory. No sample preparation was completed onsite.

Several estimates of mineral resources have been completed on the LIK property for two different zones of mineralization known as the LIK South deposit and the LIK North deposit. The historical estimates determined by Scott Wilson RPA to be most reliable for the LIK South deposit were those mineral resources prepared by GCO in 1984 and by Noranda in 1985, which are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK SOUTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m(3)
GCO	1984	5% Pb+Zn	22.04	8.88	3.08	49	3.21
Noranda	1985	7% Pb+Zn	10.85	10.51	3.42	n.a.	3.77

The most recent estimates of mineral resources for the LIK North deposit were prepared by Noranda following the completion of the 1985 diamond drilling campaign and are presented in the table below. **These estimates are historical and were prepared prior to the enactment of, and are not compliant with, NI 43-101.**

HISTORICAL ESTIMATES OF MINERAL RESOURCES FOR THE LIK NORTH DEPOSIT

Estimated by	Year	Cut-off Grade	Tonnes (Millions)	Zn%	Pb%	Ag g/t	Density T/m(3)
Noranda	1985	7% Pb+Zn	4.73	10.59	3.5	53	3.21

No metal prices or exchange rates were specified for either of the GCO or Noranda estimates. The GCO estimate was prepared using polygonal methods, while the Noranda estimates were prepared using sectional methods. Both of these estimates are considered to be historical estimates and are thought to be reliable at the current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the two parts of the LIK deposit. However, both the GCO and Noranda mineral resource estimates pre-date NI 43-101 requirements and were not carried out or certified by a "qualified person" for purposes of NI 43-101. As a result, these estimates remain unclassified pending further work.

In 1983, Pincock, Allen & Holt, Inc. ("PAH") completed a feasibility study. The 1983 mineral resource estimate by PAH is not considered relevant by Scott Wilson RPA. The feasibility study was updated in 1989, but the resource statement was not revised at that time.

Geological Setting

Regional Setting The regional geology of the Western Brooks Range area is structurally complex. The sedimentary rocks of the area have been disrupted by thrust sheets or allochthons. The term "allochthon" describes an assemblage of stratigraphically related rocks that overlies a large displacement thrust fault. The LIK property and the other zinc-lead deposits of the Brooks Range, including Red Dog, are hosted in the Kuna Formation of the

Lisburne Group. In the Western Brooks Range, the Lisburne Group includes both deep and shallow water sedimentary facies and local volcanic rocks. The rocks have been extensively disrupted by thrusting. The deep water facies of the Lisburne Group, the Kuna Formation, are exposed chiefly in the Endicott Mountains and the structurally higher Picnic Creek allochthons.

In the Red Dog plate of the Endicott Mountains allochthon, the Kuna Formation is divided into two units, the Kivilina Unit and the Ikalukrok Unit, and consists of at least 122 m of thinly interbedded calcareous shale, calcareous spiculite and bioclastic supportstone overlain by 30 m to 240 m of siliceous shale, mudstone, calcareous radiolarite and calcareous lithic turbidite. The Ikalukrok Unit in the Red Dog plate hosts all of the massive sulphide deposits in the area.

Local Geology The LIK property is hosted in the Red Dog plate of the Endicott Mountains allochthon. The stratigraphically lowest rocks within the Red Dog plate belong to the Kayak Shale. The top of the Kayak Shale is interbedded with rocks of the Kuna Formation.

In a district sense, the Kivalina Unit is up to 122 m thick and may have been deposited in a local fault-bounded depression. It includes laminated, black calcareous shale and thick-bedded, grey micritic limestone, grainstone and packstone. The Ikalukrok Unit varies in thickness across the district from 29 m to greater than 240 m. The unit has been divided into a lower laminated black shale sub-unit and an upper medium- to thick-bedded black chert sub-unit.

Property Geology The LIK property is hosted in the upper part of the Ikalukrok Unit of the Kuna Formation. At the LIK property, the immediate host rocks are carbonaceous and siliceous black shale, with subordinate black chert and fine-grained limestone. These rocks strike broadly north-south and dip at about 25° to 40° to the west. The massive sulphides are overlain conformably by rocks of the Siksikpuk Formation. The sequence is overridden by allochthonous rocks that form high hills north and west of the deposits.

The mineralized sequence is cut by a number of faults. The most significant disruption is the Main Break Fault, which drops the northern end of the LIK deposit down about 150 m. It is unclear whether there is a change in strike north of the fault, or whether the change is more apparent due to topography. The Main Break Fault strikes east-west and dips north at about 60°. There is another group of steeper faults that tend to strike northerly or northwesterly and which are interpreted as being both normal and reverse with throws of up to 100 m.

Exploration

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "History".

The Company completed a program of eleven diamond drill holes during 2007 field season. The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine. The details of this program, and the results of the work, are discussed below under "Drilling".

Mineralization

The LIK deposit is a stratiform zinc-lead-silver deposit. The deposit is continuous outside the LIK property onto the adjacent Teck Cominco Limited property to the south. The southern continuation of the LIK deposit is referred to as the Su deposit, lying on the Su property.

Within the LIK property, the deposit is divided into two parts by the Main Break Fault. The main part of the deposit within the existing claims is referred to as the LIK South deposit. As presently tested, the LIK South deposit is about 1,100 m long and about 600 m wide. It has been tested down dip to a depth of about 150 m to 200 m. North of the Main Break Fault, the LIK North deposit is about 700 m long and about 350 m wide. It has been tested down dip to a depth of about 300 m.

The deposits strike broadly northerly and dip westerly at about 25° to 40°. The mineralization comprises irregular, stratiform lenses. The mineralogy of the sulphides is simple and comprises pyrite, marcasite, sphalerite, and galena, with rare tetrahedrite, bournonite and boulangerite. Gangue minerals include quartz (as chert), clay minerals, carbonate and barite. Noranda recognized six different ore types in its logging of drill core. Typical grades of mineralized intersections within the LIK deposit are listed in the table below:

TYPICAL MINERALIZED INTERSECTIONS

Hole No.	From (m)	To (m)	Length (m)	Zn (%)	Pb (%)	Ag (g/t)
5	54.56	78.79	24.23	19.72	6.27	126.5
16	80.16	94.49	14.33	21.67	7.01	230.4
21	129.54	135.33	5.79	7.07	1.88	8.6
24	40.87	50.14	9.27	11.09	1.44	51.1
31	21.49	34.75	13.26	9.07	2.69	6.9
38	45.90	63.76	17.86	8.13	1.80	48.0
38	70.53	87.75	17.22	8.92	2.08	28.8
43	35.66	40.69	5.03	17.66	3.62	8.6
43	60.96	80.28	19.32	9.07	2.49	47.7
43	84.73	91.04	6.31	21.07	5.95	111.4
55	114.0	125.88	11.89	8.15	2.42	205.7
68	32.31	53.43	21.12	13.34	2.85	56.9
79	15.85	31.33	15.48	9.14	2.66	37.0

Previous work by GCO determined that sulphides were deposited in four distinct cycles. The cycles are better developed close to the likely hydrothermal source of the mineralizing fluids. Individual cycles may be quite thin near the margins of the deposit and the thickest accumulation in a single cycle noted to date is about 13.7 m. The base of a sulphide cycle begins abruptly with the deposition of sphalerite, galena and pyrite. Typically, the highest grades are found at or within a few metres of the base of a sulphide cycle. Massive or finely bedded zinc- and galena-rich sulphides decrease in grade upward within a cycle. Pyrite increases relative to sphalerite and galena, forming bands of massive or colloform pyritic sulphides. Higher in the cycle, pyrite decreases and forms nodular or colloform semi-massive pyrite layers interbedded with black chert or strongly silicified black claystone. The tops of the cycles generally contain the highest marcasite concentrations. Locally, another cycle begins before the earlier cycle is finished. Lateral variations appear to mimic the vertical variations. While brecciated sulphides are common in high-grade areas, they do not form a large percentage of the overall sulphide mass. Individual breccia zones vary in thickness from a few centimetres to a few metres.

Drilling

The LIK property was drill tested in the late 1970s and early 1980s and sporadically through the early 1990s. Details of these historical drilling campaigns are discussed above under the heading "History".

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. In order to facilitate this work, the Company purchased a diamond drill rig and contracted with its independent diamond driller to man and maintain the drill rig.

The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

Of the eleven holes drilled by the Company, assay results of eight holes are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole. The results of the 2007 drilling program are set out in the following table:

AVAILABLE 2007 DIAMOND DRILLING RESULTS

			Length			
Hole ID	**From (m)**	**To (m)**	**Down Hole (m)**	**True Thickness (m)**	**Zn (%)**	**Pb (%)**
DDH-136	64.62	69.19	4.57	3.96	4.35	6.04
	82.30	95.10	12.80	11.09	9.78	1.61
including	84.43	90.53	6.10	5.28	13.20	1.90
including	84.43	85.95	1.52	1.32	18.70	1.15
DDH-137	4.88	16.92	12.04	11.12	3.38	7.72
	34.14	76.50	42.36	39.14	6.49	1.67
including	46.02	68.58	22.56	20.84	8.59	2.35
including	64.92	68.58	3.66	3.38	15.49	1.63
including	71.63	76.50	4.87	4.50	7.52	1.36
DDH-138	7.01	32.61	25.60	23.20	8.20	2.44
including	28.50	32.61	4.11	3.72	17.57	5.28
DDH-139	29.57	46.02	16.45	14.25	8.95	2.13
including	31.09	35.36	4.27	3.70	11.90	5.28
DDH-140	55.47	58.22	2.75	2.38	4.65	1.55
DDH-141	79.25	86.72	7.47	6.47	5.69	1.23
DDH-142	117.96	131.98	14.02	12.14	8.46	3.84
including	125.88	128.93	3.05	2.64	15.59	3.82
DDH-143	77.72	93.57	15.85	14.36	14.05	9.41
including	77.72	82.91	5.19	4.70	19.10	14.90

Note:

(1) A natural cut-off was applied. It essentially corresponds to about 5% Pb+Zn.

Sampling, Analysis and Security of Samples

The core obtained from the LIK property during the 2007 drilling campaign was logged on site at the LIK camp. The entire core containing sulphide mineralization was sawn using diamond saws and half of the core was sent for assay. Sulphide mineralization oxidizes rapidly breaking up the core and rendering samples inappropriate for metallurgical testing. Accordingly, once core was placed in the sample bags, the air was evacuated and replaced with nitrogen. The samples were sent to Kotzebue by charter and then by licensed carrier to Anchorage. The samples were stored in Anchorage until the end of the drilling campaign. Finally, the samples were dispatched to

G & T Metallurgical Services Ltd. ("G & T") of Kamloops, British Columbia. G & T is an ISO 9001: 2000 certified laboratory for precious metals and base metals. G & T has completed analyses for lead and zinc. Analyses for silver are not yet completed. As well as completing metallurgical testing, G & T crushed and analyzed the samples.

Core was marked for sampling depending on visual grade estimates. Mineralization is coarse enough and of high enough grade that mineralization can be recognized visually. Thus visual methods were used to select sample boundaries and lengths. Short samples were noted adjacent to areas where grade changed sharply. The shortest sample was a one-foot sample. In areas where the grade appeared to be uniform, core was typically divided into five-foot (1.52 m) lengths. In final logs a few samples were longer than five feet, including one seven-foot (2.13 m) sample and two six-foot (1.83 m) samples. These samples fell with longer areas of higher grade mineralization. Scott Wilson RPA considered that the mineralization at LIK is appropriately logged and sampled and that that there was no evidence that logging or sampling led to any bias in the sample results. Recovery was typically excellent in core seen on site by Scott Wilson RPA. An examination of logging showed that core recovery in sulphide areas was generally very high.

The Company will transfer pulps from G & T to ALS Chemex in Vancouver for check analysis as part of the quality control/quality assurance ("QA/QC"). This work is in progress. The Company is not responsible for any part of the sample preparation or analysis.

G & T prepared the Company samples using a preparation method that involved the following major steps: samples were received, identified and labeled; samples were passed through a jaw crusher; samples were passed through a cone crusher; samples were riffled to cut a sample of about 500g; this material was treated in a ring pulverizer; and a pulp of 250g was sent for analysis. The material was then analyzed using induced coupled plasma (ICP) analysis.

Other QA/QC procedures employed by the Company included the use of blanks (unmineralized core from outside of the mineralized zone) and quartered duplicates. The Company was unable to obtain acceptable reference samples for the 2007 field season. Scott Wilson RPA recommends in the Technical Report that further attempts be made to find acceptable reference material for the planned 2008 field season. As the analytical work is incomplete, a full assessment of the results of the QA/QC work is not possible. However, a preliminary assessment of the QA/QC results indicates that:

- blank values are typically low indicating the intersample contamination was not a problem in the G & T laboratory; and
- quartered duplicates appear to be giving acceptable reproducibility.

Scott Wilson RPA is of the opinion that the analytical work completed and planned will give a reliable indication of the grades of mineralization tested in the 2007 drilling.

Proposed Work Program

The Company has prepared a proposed work program of exploration to take place during the 2008 summer field season. The program calls for 9,000 meters of diamond drilling with the goal of increasing the resource base and defining proven and probable reserves. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The Company will also commence regional induced polarization and gravity geophysical surveys to extend know mineralization and search for additional mineralization at depth and to the north of the LIK deposit. Metallurgical studies are ongoing.

The Company has retained an independent engineering firm to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report. This report will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate and will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

The Company has also retained an independent engineering firm to evaluate development of approximately 12 miles of new gravel road to connect the Delong Mountain Transportation System to the LIK property. The engineering firm will provide engineering and design drawings, quantity estimates, and permitting assistance.

The estimated cost of the proposed 2008 work program is approximately US$5.5 million.

RISK FACTORS

Exploration Stage Operations

Operations at the Company's LIK property are subject to all of the risks normally incidental to the exploration for and the development of mineral properties. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that a property will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. The above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Exploration and Operation Risks

In common with other enterprises undertaking business in the mining sector, the Company's mineral exploration and project development activities are subject to conditions beyond the Company's control. The success of the Company will be dependent on many factors including: the discovery and/or acquisition of mineral reserves and mineral resources; the favourable conclusions to feasibility and other mining studies; access to adequate capital for project development and sustaining capital; design and construction of efficient mining and processing facilities within capital expenditure budgets; the securing and maintaining of title to tenements; obtaining permits, consents and approvals necessary for the conduct of exploration and potential mining operations; complying with the terms and conditions of all permits, consents and approvals during the course of exploration and mining activities; access to competent operational management and prudent financial administration, including the availability and reliability of appropriately qualified employees, contractors and consultants; the ability to procure major equipment items and key consumables in a timely and cost-effective manner; the ability to access full power supply; and the ability to access road and port networks for shipment of lead concentrate.

There can be no assurance that the Company will be able to complete development of its mineral project at all or on time or on budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support the Company's operations. Should any of these events occur, it would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Mineral Resources are Imprecise Estimates

The mineral resources figures presented herein are historical and were made by previous permit holders' personnel and independent geologists. These estimates date back to 1985, are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the author of the Technical Report was not able to verify the accuracy of the sampling method or the security of the samples on the basis of which the historical resources estimates are based. There can be no assurance that these estimates are accurate, or that this mineralization could be mined or processed profitably. If the Company encounters mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral resource estimates may have to be adjusted in a way that might adversely affect the Company's operations. The inclusion of mineral resource estimates should not be regarded as a representation that these amounts can be economically exploited and no assurances can be given that such resource estimates will be converted into reserves.

Significant drilling work will have to be conducted in order to convert the historical resource estimates set out herein into NI 43-101 mineral resources estimates. Any zinc, lead and silver exploration program entails risks relating to the location of ore bodies that are economically viable to mine, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, licenses and consents and the construction of mining and processing facilities at any site chosen for mining. No assurance can be given that any exploration program will result in the discovery of new reserves or resources or that the expansion of existing resources will be successful.

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately US$40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The Company has to fulfil certain obligations with respect to maintaining title to its LIK property. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

There can be no assurance that the Company's rights to the LIK property are valid and exist as set out in this Annual Information Form and will not be challenged by third parties claiming an interest in the property. The LIK property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

The Company's property interest is also subject to the LIK Block Agreement. To maintain its rights under such agreement, the Company is required to expend certain amounts of funds on the property and to maintain the property by paying government claim and other fees. If the Company fails to make these payments or fails to maintain the property in good standing, the Company may lose its right to such property and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

There is no assurance that the Company will be able to acquire, or acquire interests in, other mineral properties of merit, whether by way of option or otherwise.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies that may give rise to conflicts of interest. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to the LIK property for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to increase its interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or the parties with which it has concluded option agreements will have valid title to relevant mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or one of the parties with which it has concluded an option agreement does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources, water supply and port (including storage) facilities. The Company's inability to secure adequate water, power resources or appropriate port (including storage) facilities, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

There is no assurance that the State of Alaska will permit the Company to construct a 13 mile road from the Red Dog road to the LIK property or that port (including storage) facilities will be obtained. Although the Company believes all necessary permits can be obtained under applicable laws, should the Company be prevented from constructing the 13 mile road then the ability to ship ore from the LIK property on an economic basis will not be possible.

Foreign Political Risk

The LIK property is located in the United States and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of governmental orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Recent increases in commodity prices have encouraged increases in exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment (including mining fleet equipment). Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs or result in project delays or both. Any such material increase in costs would adversely affect the Company's results of operations and financial condition.

Expected Continued Operating Losses

The Company has no operating history and there can be no assurance that the Company will ever be profitable. The Company has experienced losses from operations for each of the year ended December 31, 2007 and the period from date of incorporation until December 31, 2006. The Company expects to incur losses, and possibly incur increased losses, in the foreseeable future. There is no guarantee that the Company will be able to reverse the operating losses or that the Company will ever be consistently profitable.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's mining and project development operations.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be, incurred in United States dollars. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. The Company's financial results are reported in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company's business, financial condition and results of operations and could result in losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

DIVIDEND POLICY

There are no restrictions in the Company's constating documents that would restrict or prevent the Company from paying dividends. However, it is not contemplated that any dividends will be paid on Common Shares in the foreseeable future, as it is anticipated that all available funds will be reinvested in the Company to finance the growth of its business. Any decision to pay dividends on Common Shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to any restrictions imposed by the terms of any debt facilities or other contractual obligations of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares issuable in series.

There are 30,663,771 Common Shares issued and outstanding at the date of this Annual Information Form. Each Common Share entitles the holder to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company, are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking in priority to, or equally with, the holders of Common Shares with respect to liquidation, dissolution or winding up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

There are no special voting shares outstanding at the date of this Annual Information Form. Special Voting Shares may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities (as defined below) for the purpose of providing voting rights with respect to the Corporation to the holders of such securities. Each Special Voting Share shall entitle the holder of record thereof to a number of votes at all meetings of holders of Common Shares or in respect of any written resolution of holders of Common Shares equal to the number of Common Shares into which the Exchangeable Securities to which such Special Voting Share relates, is directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities that have been so exchanged or converted or are held by the Corporation or an affiliated entity thereof). Except with respect to the matters under which class voting is ordinarily required under the Canada Business Corporations Act, including without limitation section 176 of such Act, applied as if the Common Shares and the Special Voting Shares were each a series of same class of shares, Common Shares and Special Voting Shares shall always be voted as a single class. No Special Voting Share shall entitle the holder to any interest or share in the assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation or other distribution, dividends or otherwise, to the holders of Common Shares. Special Voting Shares are not transferable except together with the Exchangeable Securities to which they are associated and no certificates representing Special Voting Shares shall be issuable. Upon the exchange or conversion of an Exchangeable Security by the holder thereof, or the redemption or other repurchase for cancellation of an Exchangeable Security by the Corporation, the Special Voting Share(s) attached to such Exchangeable Security will immediately be cancelled for no consideration and without any further action of the Board or the former holder of such Special Voting Share, and the former holder of such Special Voting Share will cease to have any rights with respect thereto. Concurrently with the issuance of Special Voting Shares associated with any Exchangeable Securities, the Corporation shall enter into such agreement as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities. "Exchangeable Security" means a share or other security convertible or exchangeable for Common Shares or other securities of the Corporation (directly or indirectly) without the payment of additional consideration therefor.

MARKET FOR SECURITIES

The common shares and warrants of the Company were listed and posted for trading on the Toronto Stock Exchange effective December 19, 2007, under the symbols "ZAZ" and "ZAZ.WT" respectively. The following tables set out the market price range and trading volumes for the periods indicated.

Common shares

	High	Low	Volume
December 2007	C$1.60	C$1.50	126,100

Warrants

	High	Low	Volume
December 2007	C$0.25	C$0.25	10,000

Prior sales

The Company issued the following non-trading securities during the most recently completed financial year:

Date of issue	Type of Security Issued	Number of Securities Issued	Exercise Price	Expiry Date
June 28, 2007	Broker warrants	532,720	$1.75	December 28, 2008
July 5, 2007	Broker warrants	41,075	$1.75	December 28, 2008
December 19, 2007	Stock options	2,775,000	C$1.75	December 19, 2012

ESCROWED SECURITIES

Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	3,706,875	12%

There are 3,706,875 common shares being held by and subject to the terms of an agreement between the Company, the holders of Escrowed Shares and Olympia Transfer Services Inc. as escrow agent (the "Escrow Agreement"). Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on December 19, 2007, that date being the date on which the Common Shares were listed on the Exchange (the "Listing Date") and each of the six, twelve and eighteen month anniversaries of the Listing Date.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of Escrowed Shares, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Date of Appointment
Gil Atzmon San Antonio, Texas	Chairman, Chief Executive Officer and Director	Founder, Chairman and Chief Executive Officer of the Company	November 29, 2006
Michael A. Steeves Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of the Company	November 29, 2006
Ralf O. Langner Vancouver, British Columbia	Chief Financial Officer	Chief Financial Officer of the Company	December 1, 2007
Joe M. Britton Anchorage, Alaska	Vice-President Exploration	Vice-President Exploration and principal geologist for the LIK property	September 18, 2007
Mark L. Greenwald San Antonio, Texas	Vice-President and General Counsel	Vice-President and General Counsel of the Company	July 19, 2007
Bryan Morris [(1),(2),(3)] Vancouver, British Columbia	Director	Chief Financial Officer of Andean American and Sinchao Metals	July 19, 2007
Dennis H. Peterson [(1),(2),(3)] Toronto, Ontario	Director	Lawyer	November 29, 2006
Paul F. Saxton [(1),(2),(3)] Furry Creek, British Columbia	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines Ltd.	July 19, 2007

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

Additional biographical information regarding the directors and executive officers of the Company is provided as follows:

Gil Atzmon: Mr. Atzmon is the founder, Chairman, Chief Executive Officer and a Director of the Company. Mr. Atzmon has over 20 years' experience in the mineral resources sector. His career has included positions as a mining executive, investment banker, mining fund manager and geologist. Mr. Atzmon has participated in many global exploration and mining projects and has successfully arranged financing for the exploration and development of several mineral properties. In 2001 and 2002, Mr. Atzmon acted as Vice President, Corporate Development of Ivanhoe Mines Ltd. In 2000 and 2001, Mr. Atzmon served as a global energy and mining specialist in institutional equity and sales for BNP Paribas. From 1998 to 2000, Mr. Atzmon was Chief Investment Strategist and Portfolio Manager for US Global Investors, Inc. Mr. Atzmon holds a Bachelors degree in Geology and Geography from

Columbia College, Columbia University and obtained a Master Degree in Energy and Mineral Resources from the University of Texas at Austin, Texas.

Michael A. Steeves: Mr. Steeves is the President, Chief Operating Officer and a Director of the Company. Mr. Steeves has been employed in the mining industry for over 40 years including employment as a mining analyst with a number of Canadian investment firms and as a geologist for senior mining companies in Canada and the United States. Since 2006, Mr. Steeves has been a director and chairman of the audit committees of the following public companies: Augusta Resource Corporation, Forum Uranium Corp., Sargold Resource Corporation, Wildcat Silver Corporation and Ventana Gold Corp. He is a former director and chairman of the board of Franc-Or Resource Corporation. From 2002 to 2005, Mr. Steeves acted as Vice President of Investor Relations for Glamis Gold Inc. and was Director of Investor Relations for Couer D'Alene Mines, Homestake Mining Company and Pegasus Gold Inc. Mr. Steeves holds Bachelor of Science (Geology) and Masters of Science (Earth Sciences) degrees from the University of Manitoba. He also holds the Canadian Securities Course/Registered Representative designation and Chartered Financial Analyst designation. From 1992 to 1994, Mr. Steeves received Chartered Financial Analyst Certificates of Achievement.

Ralf O. Langner: Mr. Langner is the Chief Financial Officer of the Company. Mr. Langner is a Certified General Accountant with over 25 years of accounting and financial experience, including over 20 years in the metals sector. Prior to joining the Company, Mr. Langner was the Chief Financial Officer of Romarco Minerals Inc. (a publicly listed gold exploration company) from 2003 to 2007, Financial Analyst at Bema Gold Corporation (a publicly listed gold producer) from 2000 to 2003, a self-employed accounting and financial consultant in 1999-2000 and held various positions at Dayton Mining Corporation (a publicly listed gold producer) from 1986 to 1999, including Accountant, Chief Accountant and Financial Analyst

Joe M. Britton: Mr. Britton is the Company's Vice President Exploration and principal geologist for the LIK property. He has over 35 years of mineral exploration and development experience, principally in Alaska. This experience includes direct field responsibility and supervisory roles in nearly all aspects of the LIK project since 1978. In addition to his experience with the LIK project he has also been involved in the execution and management of several regional exploration projects in Alaska and a variety of general mineral assessments ranging from regional to property specific projects in Alaska, the western United States and Costa Rica. He has substantial experience with governmental, land ownership, regulatory, environmental and social issues in Alaska as they relate to mineral exploration and development projects. His years in the minerals business have included employment by several mining and minerals companies and since 1989 he has been a consulting minerals geologist. Mr. Britton holds a Bachelor of Science (Geology) and a Master of Science (Geology) from the University of Alaska-Fairbanks.

Mark L. Greenwald: Mr. Greenwald is Vice President and General Counsel of the Company. Mr. Greenwald is a lawyer admitted to practice in all Federal and State District Courts in Texas, the Federal Northern District of Georgia, the State Bar of Alaska, U.S. Federal Court of Claims, U.S. Court of Appeals for the Fifth Circuit and the Federal Circuit, and the U.S. Supreme Court. Mr. Greenwald was called to the bar in Texas in 1985. He obtained his Bachelor of Arts from Brooklyn College, City University of New York and his Juris Doctor from South Texas College of Law. He has served as an Assistant District Attorney in Bexar County Texas, Deputy Section Chief for the Resolution Trust Corporation- Professional Liability Section (US Treasury Dept), Chairman of Panel 10B5 Grievance Committee on Lawyer Discipline, Special Prosecutor for the State Bar of Texas-Attorney Discipline, and Special Prosecutor to the Texas Commission on Judicial Conduct.

Bryan Morris: Mr. Morris is an independent director of the Company. Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business, until August 2003. Prior to that appointment he was Vice President, Finance and director of Cominco Resources International Ltd., the stock exchange listed international exploration arm of Cominco Ltd., and had held senior positions in Teck Cominco Limited's finance organization. During his career with Teck Cominco Limited, Mr. Morris also served as a director of several subsidiary and associated companies. Mr. Morris is currently a director and Chief Financial Officer of Andean American Mining Corp. (since July, 2005) Sinchao Metals Corp. (since December, 2006) and Inca Pacific Resources Inc. (since February, 2004), all publicly traded companies. He is also a director of the following Canadian publicly traded companies: Mediterranean Resources Ltd., Animas Resources Ltd. and, until late August 2007, a director and Chief Financial Officer of Morgain Minerals Inc. (since May, 2005). He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Dennis H. Peterson: Mr. Peterson is a director of the Company. Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson was called to the Bar of Ontario in 1988. In the past five years, Mr. Peterson has served in the following capacities for the following public companies: director, Seven Clans Resources Inc. (2001 to 2003), a predecessor to Gammon Lake Resources Inc.; director, Franc-Or Resources Corporation (1996 to 2006); director, Probe Mines Limited (2001 to 2006); Secretary, Liberty Mineral Exploration Inc. (2003 to 2005); Secretary, Nayarit Gold Inc. (2005-2006); President and director, Consolidated Ophir Ventures Inc. (2004 to 2006), a predecessor to CIC Energy Corp.; President and director, Denroy Resources Corporation (2005 to 2007), a predecessor to Nevoro Inc.; director, EM Resources Inc. (2005 to present); President and director, Canadian Baldwin Resources Limited (2005 to 2006), a predecessor to Aura Minerals Inc.; and President and director, GGD Resources Inc. (2006 to present). Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen's University and a Bachelor of Laws degree from the University of Toronto.

Paul F. Saxton: Mr. Saxton is an independent director of the Company. He is a mining engineer who has been active in the mining industry since 1969, holding various mining positions including mining engineer, mine superintendent and executive positions for several Canadian mining companies. Most recently these include executive positions at Lincoln Gold Corp. (President and Chief Executive Officer, April 2004 to present), Pinnacle Mines Ltd. (Chairman and Chief Operating Officer, June 1995 to present), Doublestar Resources Ltd. (Chairman and Chief Operating Officer, January 2001 to July 2005), Standard Mining Corporation (President, June 1997 to July 2005) and Viceroy Resources Corp. (President, May 1996 to February 1998). Pinnacle Mines Ltd., Doublestar Resources Ltd. and Standard Mining Corporation are all publicly traded companies. In addition to holding a Bachelor of Science (Engineering) degree from Queen's University, Mr. Saxton also earned a Master of Business Administration from the University of Western Ontario.

Securities owned

As of the date of this Annual Information Form, the Directors and executive officers beneficially own, directly or indirectly, or have control or direction over, a total of 4,625,000 common shares representing 15% of the common shares issued and outstanding.

Corporate Cease Trade Orders and Bankruptcies

To the Company's knowledge, other than as set out below, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, is, or has been within the ten years before the date of this Annual Information Form, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such company access to any statutory exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Bryan Morris, as Chief Financial Officer of Andean American Mining Corp. is subject to a cease trade order issued by the British Columbia Securities Commission on August 2, 2007 for that company's failure to file timely technical reports. Andean American Mining Corp.'s shares have been cease traded until the company re-files a 2006 technical report on its Invicta gold, silver and copper property, located in west-central Peru.

Penalties and Sanctions

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company who could materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the Company's knowledge, none of the directors or officers of the Company or a shareholder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the ten years before the date of this Annual Information Form been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

The Company's directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company. Subject to any limitations in the Company's constating documents, no agreement or transaction would be void or voidable only because it was made between the Company and one or more of its directors or by reason that such director was present at the meeting of directors that approved such agreement or transaction or that the vote or consent of the director is counted for the approval of such agreement or transaction. Subject to any limitations or provisions to the contrary in the constating documents of the Company, in order for an agreement or transaction between the Company and one or more of its directors to be valid, the relevant director or directors must disclose in good faith his or their interests in such agreement or transaction to the other directors not having a conflict of interest (or a sufficient number of directors to carry the resolution without counting the votes of the interested director(s)) and such other directors must vote in favour of the agreement or transaction. If all of the directors have a conflict of interest, the agreement or transaction must be authorized, approved or ratified by a resolution of shareholders in order to achieve statutory validity. An agreement or transaction between a director and the Company will be valid unless it can be shown that, at the time the agreement or transaction was authorized, it was unfairly prejudicial to one or more shareholders or the creditors of the Company. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

To the best of the Company's knowledge, there are no known existing potential conflicts of interest among the Company, its directors, officers or other members of management of the Company as a result of their outside business interests as at the date hereof. However, certain of the directors and officers and other members of management serve as directors, officers, and members of management of other public resource companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith in the interest of the Company and to disclose any conflicts to the Company if and when they arise.

Board Committees

The Board of Directors of the Company has three committees.

i. The Audit Committee is comprised of Bryan Morris (Chair), Paul F. Saxton and Dennis H. Peterson.

ii. The Compensation Committee is comprised of Paul F. Saxton (Chair), Bryan Morris and Dennis H. Peterson.

iii. The Corporate Governance Committee is comprised of Dennis H. Peterson (Chair), Brayn Morris and Paul F. Saxton.

Term

All of the Directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

AUDIT COMMITTEE

The Audit Committee has been structured to comply with Canadian Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"). The Audit Committee is comprised of Bryan Morris (Chair), Paul F. Saxton and Dennis H. Peterson. Each member of the Audit Committee is financially literate within the meaning of MI 52-110. In addition, each member is independent within the meaning of MI 52-110, with the exception of Dennis H. Peterson who may not be considered to be independent as a result of formerly acting as external Canadian legal counsel to the Company and receiving greater than C$75,000 in compensation for such services during the last 12 months.

Mandate

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements, the overall maintenance of the systems of internal controls that management have established and the overall responsibility for the Company's external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

Membership and composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board of which at least two directors are independent. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the Toronto Stock Exchange, including Multilateral Statement 52-110, and other regulatory agencies as required.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

Duties and responsibilities

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting and Disclosure

   i. Review and discuss with management and the outside auditor at the completion of the annual examination:

      a. the Company's audited financial statements and related notes;
      b. the outside auditor's audit of the financial statements and their report thereon;
      c. any significant changes required in the outside auditor's audit plan;
      d. any serious difficulties or disputes with management encountered during the course of the audit; and
      e. other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

   ii. Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

   iii. Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

   iv. Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

   v. Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

   vi. Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

B. External Auditor

   i. Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

   ii. Recommend to the Board of Directors the outside auditor to be nominated and review the performance of the auditor, including the lead partner of the external auditor.

   iii. Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

   iv. Take reasonable steps to confirm the independence of the outside auditor, which shall include:

      a. ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices,

      b. considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and

c. approve in advance any non audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the Toronto Stock Exchange with respect to approval of non audit related serviced performed by the auditor.

C. Internal controls and audit

i. Review and assess the adequacy and effectiveness of the Corporation's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Duties and responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

Members relevant education and experience

Bryan Morris (Chair) – Mr. Morris is a fellow of the Chartered Institute of Management Accountants (UK). Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business, until August 2003. Prior to that appointment he was Vice President, Finance and director of Cominco Resources International Ltd., the stock exchange listed international exploration arm of Cominco Ltd., and had held senior positions in Teck Cominco Limited's finance organization. During his career with Teck Cominco Limited, Mr. Morris also served as a director of several subsidiary and associated companies. Mr. Morris is currently a director and Chief Financial Officer of Andean American Mining Corp. (since July, 2005) Sinchao Metals Corp. (since December, 2006) and Inca Pacific Resources Inc. (since February, 2004), all publicly traded companies. He is also a director of the following Canadian publicly traded companies: Mediterranean Resources Ltd., Animas Resources Ltd. and, until late August 2007, a director and Chief Financial Officer of Morgain Minerals Inc. (since May, 2005).

Paul Saxton – Mr. Saxton is a mining engineer who has been active in the mining industry since 1969, holding various mining positions including mining engineer, mine superintendent and executive positions for several Canadian mining companies. Most recently these include executive positions at Lincoln Gold Corp. (President and Chief Executive Officer, April 2004 to present), Pinnacle Mines Ltd. (Chairman and Chief Operating Officer, June 1995 to present), Doublestar Resources Ltd. (Chairman and Chief Operating Officer, January 2001 to July 2005), Standard Mining Corporation (President, June 1997 to July 2005) and Viceroy Resources Corp. (President, May

1996 to February 1998). Pinnacle Mines Ltd., Doublestar Resources Ltd. and Standard Mining Corporation are all publicly traded companies. In addition to holding a Bachelor of Science (Engineering) degree from Queen's University, Mr. Saxton also earned a Master of Business Administration from the University of Western Ontario.

Dennis Peterson – Mr. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies. Mr. Peterson was called to the Bar of Ontario in 1988. In the past five years, Mr. Peterson has served in the following capacities for the following public companies: director, Seven Clans Resources Inc. (2001 to 2003), a predecessor to Gammon Lake Resources Inc.; director, Franc-Or Resources Corporation (1996 to 2006); director, Probe Mines Limited (2001 to 2006); Secretary, Liberty Mineral Exploration Inc. (2003 to 2005); Secretary, Nayarit Gold Inc. (2005-2006); President and director, Consolidated Ophir Ventures Inc. (2004 to 2006), a predecessor to CIC Energy Corp.; President and director, Denroy Resources Corporation (2005 to 2007), a predecessor to Nevoro Inc.; director, EM Resources Inc. (2005 to present); President and director, Canadian Baldwin Resources Limited (2005 to 2006), a predecessor to Aura Minerals Inc.; and President and director, GGD Resources Inc. (2006 to present). Mr. Peterson holds a Bachelor of Commerce (Honours) degree from Queen's University and a Bachelor of Laws degree from the University of Toronto.

External Auditor Service Fees

The auditors of the Company are PricewaterhouseCoopers LLP, located at 7th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The auditors are independent of the Company. Fees billed in each of the last two fiscal years by category of service are as follows:

	Year ended December 31, 2007	**Period from date of incorporation (November 29, 2006) until December 31, 2006**
Audit fees – fees for audit services	C$10,000	$-
Audit/review – fees that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit fees above	C$81,740	$-
All other fees – services provided, other than the services reported above	C$10,000	$-

PROMOTER

Gil Atzmon, the Chairman and Chief Executive Officer of the Company, took the initiative in founding and organizing the Company's business and affairs and accordingly may be considered to be a promoter of the Company within the meaning of applicable securities regulation. Mr. Atzmon owns, directly or indirectly, or has control or direction over, a total of 3,293,000 common shares representing 11% of the common shares issued and outstanding. Mr. Atzmon has also been granted options to purchase 800,000 common shares at a price of C$1.75 per share, expiring December 19, 2012.

On August 1, 2007, the Company entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Company. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of US$185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Company may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

LEGAL PROCEDINGS

The Company is not subject to any legal proceedings material to the Company to which the Company or any of its subsidiaries is a party or of which any of the Company's properties is the subject matter and no such proceedings are known to the Company to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the interests of certain directors, officers and shareholders of the Company as described elsewhere in this Annual Information Form, none of the directors or officers of the Company, nor any associate or affiliate thereof, has had a direct or indirect material interest in any transaction within the three years prior to the date hereof or proposed transaction which has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRARS

The Company retains Olympia Transfer Services Inc., in Toronto, Ontario to act as registrar and transfer agent for the Common Shares.

The Warrant Agent for the warrants is Olympia Transfer Services Inc., in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business that were entered into within the most recently completed financial year:

i. LIK Block Agreement;

ii. GCO Assignment Agreement;

iii. Royalty Agreement dated June 27, 2007 between the Company and GCO whereby the Company granted GCO a 2% net proceeds interest in the LIK property;

iv. Royalty Agreement dated April 7, 1997 between GCO and WGM Inc. whereby WGM Inc. assigned GCO a 1% net profits interest in the LIK property;

v. Escrow Agreement dated December 19, 2007 between the Company and Olympia Transfer Services Inc. governing the administration of the Company's issued common shares which are held in escrow; and

vi. Warrant Indenture dated December 19, 2007 between the Company and Olympia Transfer Services Inc. governing the administration of the warrants issued as part of the Company's initial public offering in December 2007.

INTEREST OF EXPERTS

Certain information in this Annual Information Form of an economic, scientific or technical nature in respect of the Company's mining project are based upon the "Amended Technical Report on the LIK Deposit. Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 and November 30, 2007 (the "Technical Report") prepared by Scott Wilson RPA. The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The author of the Technical Report has reviewed the information in this Annual Information Form which relates to information contained in the Technical Report and has confirmed to the Company that the information presented is an accurate, balanced and complete extract of information covered in the Technical Report.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

The aforementioned persons, and any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, own less than one percent of the issued and outstanding Common Shares.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or any of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information is provided in the Company's financial statements and MD&A for our most recently completed financial year. Copies of these documents are available on SEDAR (www.sedar.com) and the Company's website (www.zazumetals.com).

Suite 501
55 University Ave.
Toronto, Ontario
M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email:
neil.gow@scottwilson.com

CONSENT

TO: Zazu Metals Corporation

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Report

Reference is made to the technical report (the "**Technical Report**") entitled "Technical Report on the Lik Deposit, Northern Alaska, U.S.A." dated August 20, 2007, as amended October 29, 2007 and November 30, 2007, prepared by the undersigned of Scott Wilson Roscoe Postle Associates Inc. for Zazu Metals Corporation ("**Zazu**"). The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Zazu dated March 27, 2008 (the "**AIF**").

The undersigned further confirms that the undersigned has read the AIF and that it fairly and accurately represents the information in the Technical Report for which the undersigned was responsible for preparing or supervising.

DATED this 27th day of March, 2008.

Per: *"Neil N. Gow"*
Neil N. Gow, B.Sc. (Hons.), P.Geo.

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
March 27, 2008
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's December 31, 2007 audited annual consolidated financial statements, and the related notes for the period then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at March 27, 2008.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2007 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

In December 2006, the Company completed a founders' private placement and issued 5,000,000 common shares at a price of $0.001 per share for total proceeds of $5,000.

In December 2006, the Company issued 11,400,000 special warrants at a price of $1.00 per special warrant for net proceeds of $10,368,458. These proceeds held in escrow until February 2007 at which time the Company entered into an option agreement on the LIK property.

In February 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of $1.00 per share for gross proceeds of $100,000.

In June and July of 2007, the Company issued 11,475,900 special warrants at a price of $1.75 per special warrant for net proceeds of $18,520,575. The proceeds of this private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

In August 2007, the Company issued 151,571 Common Shares at $1.75 per share for gross proceeds of $265,249 and paid $6,665 in legal and other costs for net proceeds of $258,584.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for net proceeds of US$3,197,173. The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively. As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants (100,000 special warrants were exercised in January 2007) were automatically converted into an equivalent number of common shares.

The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and trades on The Toronto Stock Exchange under the symbol ZAZ.

The Company obtained its current 50% interest in the LIK property on June 28, 2007 by making a cash payment of $20,000,000 and granting 2% net proceeds interest. The Company has the right to increase its interest up to 80% by making certain expenditures by 2018. See "Results of operations – LIK property – acquisition".

SELECTED ANNUAL INFORMATION

The following information is for the year ended December 31, 2007 and the period from incorporation (November 29, 2006) to December 31, 2006:

	2007	2006
Interest income	$ 432,513	$ 12,937
Net loss for the period	(717,279)	(157,446)
Basic and diluted loss per share	(0.12)	(0.08)
Total assets	32,487,601	10,571,579
Total long-term liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

Since the Company was incorporated on November 29, 2006 with its fiscal year end of December 31, it first fiscal year ended December 31, 2006 represents a period consisting of approximately only 1 month, whereas its second fiscal year ended December 31, 2007 reflects a full year of operations. On December 19, 2007 the Company completed its initial public offering and the Company's common shares began trading on The Toronto Stock Exchange.

2007 vs. 2006

The Company's net loss for the year ended December 31, 2007 was $717,279 or $0.12 per share compared to a net loss of $157,446 or $0.08 per share for the period ended December 31, 2006.

The net loss for the period ended December 31, 2006 consisted primarily of salaries and consulting fees, offset partially by interest income. The net loss for the year ended December 31, 2007 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. A significant portion of the loss in 2007 was stock-based compensation, a non-cash item. As in 2006, interest income helped offset some of the expenses in 2007.

During 2007 the Company issued 2,775,000 options to staff, directors and consultants and recognized $234,900 of stock-based compensation (2006 – nil) with a corresponding increase in the stock options component of shareholders' equity.

During 2007, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with an accrual for expected 2007 audit fees, comprise audit and accounting costs. Due to the limited activity by the Company in 2006, no audit or accounting fees were recognized in 2006.

Consulting fees paid in 2007 represent fees for an entire year of operations, whereas consulting fees paid in 2006 were for a much shorter period of time as the Company had limited operations in 2006.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. For the year ended December 31, 2007, the Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008.

Insurance costs in 2007 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. No such policies were in place in 2006.

Investor and shareholder relations expense for the year ended December 31, 2007 totalled $45,002 (2006 – nil). These costs consist primarily of costs of marketing trips and fees for the development of the Corporation's corporate branding, website design and marketing materials. The Company's efforts to increase industry awareness of the LIK property did not begin until mid 2007.

Legal fees were paid as the Company began operations and evaluated possible financing alternatives. Legal fees specifically paid in connection with any of the Company's financings have been included in the issue costs of those financings and have been recorded as an offset to proceeds received from those financings.

The Company established an administrative office in Vancouver, BC and began paying rent and other associated office costs in 2007. Office, rent and communication costs for the year ended December 31, 2007 were $44,579 (2006 – $53).

Salaries and benefits costs totalled $172,308 for the year ended December 31, 2007 and $50,000 for the period ended December 31, 2006. The Company increased staffing levels in late 2007 which, together with a full year of operations in 2007 versus only a partial year of operations in 2006, was the reason for the increase in salaries and benefits costs from 2006. Salary amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs increased to $47,414 in 2007 from $8,608 in 2006 due to increased travel by the Company's officers. Some of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income for the year ended December 31, 2007 was $432,513 (2006 – $12,937) due to the longer period of operations in 2007. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the final days of 2007, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $810 for the year ended December 31, 2007. There was no foreign exchange gain or loss in 2006.

LIK Property, Alaska

Acquisition

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO Minerals Company ("GCO"), a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American.

The Company obtained its current 50% interest in the LIK property from GCO on June 28, 2007 by making a cash payment to GCO of $20,000,000 and granting GCO a 2% net proceeds interest. GCO also owns an additional 1% net profits interest in the LIK property from a 1997 agreement.

Zazu holds the right to further earn up to 60% of the 50% interest held by Teck American, provided that Zazu spends the required expenditure amount, currently estimated to be approximately $40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Current work

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. In order to facilitate this work, the Company purchased a diamond drill rig and contracted with its independent diamond driller to man and maintain the drill rig.

The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

Of the eleven holes drilled by the Company, assay results of eight holes currently are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole. To date, results of the 2007 drilling program returned zinc values ranging up to 19.10% and lead values ranging up to 14.90%.

In 2007, the Company engaged Scott Wilson RPA to prepare an NI 43-101 technical report on the LIK property, including a review of the first two stages of the Company's proposed 2007 and 2008 work program and budget for the LIK property. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the fourth quarter of 2007, the Company incurred $261,978 in exploration expenditures at the LIK Property and during the year ended December 31, 2007, the Company spent $1,257,563. Total deferred property expenditures, including acquisition, were $21,533,657 at December 31, 2007 (2006 – nil).

In February 2008, the Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the quarters ended:

	12/31/07 $	9/30/07 $	6/30/07 $	03/31/07 $	12/31/06 $
Interest income	85,834	101,567	125,428	119,684	12,937
Net income (loss)	(621,721)	(77,563)	(24,275)	6,280	(157,446)
Income (loss) per share:					
- basic	(0.07)	(0.01)	(0.00)	0.00	(0.08)
- diluted	(0.07)	(0.01)	(0.00)	0.00	(0.08)

The Company was incorporated on November 29, 2006. The quarter ended December 31, 2006 was the Company's first period of operations and covers November 29, 2006 through December 31, 2006.

The significant increase in net loss in the fourth quarter of 2007 was partially attributable to the stock-based compensation expense of $234,900 relating to the stock options granted in December 2007. No stock options had previously been granted. The Company also became a public company in December 2007 and incurred the majority of its regulatory and transfer agent expenses in this quarter.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

On February 18, 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of $1.00 per share for gross proceeds of $100,000 and on August 27, 2007, the Company issued 151,571 Common Shares at $1.75 per share for gross proceeds of $265,249 and paid $6,665 in legal and other costs for net proceeds of $258,584.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per special warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,113 (the "2007 Broker Special

Warrants") and paid a 7% commission in the amount of $1,305,164 to the agent, $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The Company completed the second tranche of the private placement on July 5, 2007, issuing an additional 821,500 2007 Special Warrants at $1.75 per special warrant for gross proceeds of $1,437,625 and an additional 41,075 2007 Broker Special Warrants with a fair value of $25,376. In respect of such tranche, the Company paid a further 7% commission in the amount of $100,634 and $13,532 in legal fees for total cash offering costs of $114,166 and net proceeds of $1,323,459.

In December 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants.

The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically converted into an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled.

The 573,795 2007 Broker Special Warrant, together with the 906,400 2006 Broker Warrants issued in December 2006, were converted into Broker Warrants upon the completion of the Company's IPO in December 2007. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

At December 31, 2007, the Company had cash and cash equivalents totalling $10,538,533 as compared to $10,511,517 at December 31, 2006. The Company has no significant financial or other instruments except that its cash balances are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

At December 31, 2007, the Company's aggregate commitments for operating leases for its offices in Vancouver and Anchorage totalled CDN$54,420 and $3,555 respectively. Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,600 feet was drilled during the 2007 work season. The Company also had commitments of $3,346,583 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at December 31, 2007:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Drilling services agreement – US$	$876,300	$876,300	$ -	$ -	$ -
Office operation leases – CDN$	54,420	54,420	-	-	-
Office operation leases – US$	3,555	3,555	-	-	-
Consulting agreements – US$	1,875,750	459,000	1,215,500	201,250	-
Employment agreements – US$	1,470,833	310,000	930,000	230,833	-

During the year the Company entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In January 2008, the Company entered into agreements to purchase a second drill rig and for the exclusive use of a helicopter during the 2008 work season. The Company's commitments under these agreements are $210,000 and $245,700 respectively.

In March 2008, the Company entered into a consulting contract with the Vice President, Corporate Development. The agreement is a five year contract with an annual fee of $120,000. The Company may terminate the agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended 2007 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the fourth quarter, the Company repaid the remaining $45,386 of an original amount of $60,000 which was owed to a company controlled by a senior officer and director of the Company at December 31, 2006. This amount relates to third party costs for mineral property and administrative expenses and was interest free.

During the fourth quarter, the Company paid certain share issuance, incorporation and legal costs in the amount of $107,731 (2006 – $42,766) to a legal firm whose partner is a director of the Company. For the year ended December 31, 2007, this firm was paid $277,700 (2006 – $42,766).

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. The Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008.

FOURTH QUARTER

During the fourth quarter of 2007, the Company raised $3,197,173 from the sale of equity securities. In December 2007, the Company completed its IPO of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants. The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

During the fourth quarter of 2007, the Company incurred $261,978 of deferred exploration costs and spent $6,417 for equipment.

During the fourth quarter of 2007, the Company issued 2,775,000 options to staff, directors and consultants and recognized $234,900 of stock-based compensation with a corresponding increase in the stock options component of shareholders' equity.

During the fourth quarter of 2007, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $32,732 recognized in the fourth quarter and $810 for the year ended December 31, 2007. The Company maintains a portion of its cash in Canadian dollars in order to fund its administrative office costs.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At March 27, 2008, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares and broker warrants to purchase an additional 1,480,195 common shares. There were also 2,925,000 stock options outstanding, though only 925,000 were vested, and thus exercisable, at March 27, 2008.

If fully exercised, the warrants, broker warrants and stock options would bring a further $9,620,000 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2007 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies from those disclosed in the Company's December 31, 2006 financial statements and Management's Discussion and Analysis ("MD&A") as disclosed in the Corporation's prospectus dated December 12, 2007.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

In addition to US dollar costs, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $300,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company has prepared a proposed work program of exploration to take place during the 2008 summer field season. The program calls for 9,000 meters of diamond drilling with the goal of increasing the resource base and defining proven and probable reserves. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The Company will also commence regional induced polarization and gravity geophysical surveys to extend know mineralization and search for additional mineralization at depth and to the north of the LIK deposit. Metallurgical studies are ongoing.

The Company has retained an independent engineering firm to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report. This report will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate and will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

The Company has also retained an independent engineering firm to evaluate development of approximately 12 miles of new gravel road to connect the Delong Mountain Transportation System to the LIK property. The engineering firm will provide engineering and design drawings, quantity estimates, and permitting assistance.

The estimated cost of the proposed 2008 work program is approximately $5.5 million

The Company begins 2008 with $10.5 million in cash which it believes will be sufficient to finance its planned business objectives for 2008 and part of 2009. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately $40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

Annual Financial Statements

For the years ended December 31, 2007 and 2006

(in US dollars)


ZAZU
METALS CORPORATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of
Zazu Metals Corporation

We have audited the consolidated balance sheets of Zazu Metals Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 27, 2008

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006
In U.S. dollars

	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$10,538,533	$10,511,517
Receivables	75,410	62
Prepaid expenses	53,789	-
	10,667,732	10,511,579
Mineral properties (note 3)	21,533,657	-
Equipment (note 4)	286,212	-
Deferred costs (note 5)	-	60,000
	$32,487,601	$10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$642,761	$295,567
Due to related parties (note 6)	34,875	60,000
	677,636	355,567
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	31,025,718	5,000
Special warrants (note 7(b))	-	10,048,475
Warrants (note 7(c))	749,600	-
Contributed surplus (note 7(d))	674,472	319,983
Stock options (note 7(f))	234,900	-
Deficit	(874,725)	(157,446)
	31,809,965	10,216,012
	$32,487,601	$10,571,579

Subsequent events (note 12)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
General and administrative expenses:		
Amortization	$2,237	$ -
Audit and accounting	104,144	-
Consulting fees	233,750	100,000
Directors' fees (note 6(b))	34,875	-
Incorporation costs	5,367	1,000
Insurance	25,918	-
Investor and shareholder relations	45,002	722
Legal fees	63,252	10,000
Office, rent and communication	44,579	53
Regulatory and transfer agent	135,236	-
Salaries and benefits	172,308	50,000
Stock based compensation (note 7(f))	234,900	-
Travel	47,414	8,608
Loss before other items	1,148,982	170,383
Other items:		
Interest income	432,513	12,937
Foreign exchange loss	(810)	-
Net loss and comprehensive loss for the period	(717,279)	(157,446)
Deficit, beginning of period	(157,446)	-
Deficit, end of period	($874,725)	($157,446)
Basic and diluted loss per share	($0.12)	($0.08)
Weighted average number of shares outstanding	6,063,409	2,031,250

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
Cash was provided by (used in):		
Operating activities		
Loss for the period	($717,279)	($157,446)
Items not involving cash:		
Amortization	2,237	-
Directors' fees	34,875	-
Incorporation costs	-	1,000
Stock based compensation	234,900	-
Change in non-cash working capital (note 10)	218,057	294,505
	(227,210)	138,059
Financing activities		
Shares issued for cash	3,763,174	5,000
Share issuance costs	(957,017)	-
Warrants issued for cash	1,040,600	-
Warrants issuance costs	(291,000)	-
Special warrants issued for cash	20,082,825	11,400,000
Special warrants issuance costs	(1,562,250)	(1,031,542)
	22,076,332	10,373,458
Investing activities		
Deferred exploration costs incurred	(1,208,068)	-
Purchase of equipment	(337,944)	-
Property acquisition	(20,276,094)	-
	(21,822,106)	-
Increase in cash	27,016	10,511,517
Cash, beginning of period	10,511,517	-
Cash, end of period	$10,538,533	$10,511,517
Supplementary information:		
Deferred costs	$ -	$60,000
Fair value of broker warrants issued	354,489	319,983

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Notes to the Annual Financial Statements
For the periods ended December 31, 2007 and 2006
In U.S. dollars

---

1. Nature of operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. They include the accounts of the Company and its wholly-owned subsidiary, Zazu Alaska, a company incorporated under the laws of the State of Alaska, USA. All significant intercompany transactions have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

d) Mineral properties

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made.

The amounts reported as mineral property interests represent costs incurred to date and do not necessarily reflect present or future values.

e) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are designated as available for sale. As at the period end, the carrying value of cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate their fair values due to their immediate or short term nature. The Company held no investments at the period end.

f) Deferred Costs

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

g) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

h) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

i) Share capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the balance is allocated to the common shares.

iv) Costs directly identifiable with the raising of financing through the issuance of common shares, special warrants and warrants are recorded as a reduction of capital stock, special warrants and warrants respectively.

j) Amortization

Amortization is recorded on the declining balance method at annual rates of 45% for computer equipment and 20% for office furniture and equipment. One half of the normal rate is recorded in the year of acquisition.

The Company's exploration equipment is being amortized on a usage basis. Under the Company's agreement with its drilling contractor, the contractor can earn title to the exploration equipment by completing certain performance conditions.

k) Stock based compensation

The Company has a stock-based compensation plan, which is described in note 7(f). The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Any consideration paid by employees on exercise of stock options, along with the related fair value previously credited to the separate component of shareholders'.equity, is credited to share capital.

l) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;

ii) Non-monetary items at the historical exchange rate;

iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;

iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

m) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

n) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The effect of potential issuances of shares from the exercise of outstanding options and warrants would be anti-dilutive for the periods presented and accordingly, basic and diluted loss per share are the same.

o) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income/loss includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the other comprehensive income/loss.

p) Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company did not have any VIE's in the year ended December 31, 2007.

q) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in both Canada and the United States, exposing it to market risks from changes in the Canadian currency exchange rate. The financial risk is the risk to the Company's operations that arises from fluctuations in the Canadian currency exchange rate and the degree of volatility of this rate. Currently, the Company does not use derivative instruments to reduce its exposure to Canadian currency risk.

r) *Recent accounting pronouncements*

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company's financial statements.

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The adoption of Section 3862 and 3863 are not expected to have a significant effect on the Company's financial statements.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which becomes effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The adoption of this standard is not expected to have any effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

3. Mineral properties

LIK Property

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited.

On February 26, 2007, Zazu Alaska and GCO Minerals Company ("GCO") entered into an exploration and option agreement (the "GCO Exploration and Option Agreement"). This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck American, pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in qualifying expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

As of December 31, 2007, a total of $6,241,171 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement. The adjusted total amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that the holder of the GCO interest would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska and GCO cancelled the GCO Exploration and Option Agreement, and Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The qualifying expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property pursuant to the purchase and sale agreement dated May 31, 2007.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2006	2007 Expenditures	Balance December 31, 2007
Acquisition	$ -	$20,276,094	$20,276,094
Deferred exploration			
Administration	-	58,720	58,720
Assays/analysis	-	68,221	68,221
Camp construction and supplies	-	167,760	167,760
Drilling	-	418,258	418,258
Environmental consultants	-	22,278	22,278
Freight and logistics	-	185,364	185,364
Geological consultants	-	239,374	239,374
Maps and reports	-	81,363	81,363
Travel	-	16,225	16,225
	-	1,257,563	1,257,563
	$ -	$21,533,657	$21,533,657

4. Equipment

	Cost	Dec 31, 2007 Accumulated amortization	Net book value	Dec 31, 2006 Net book value
Exploration equipment	$325,342	$49,495	$275,847	$ -
Computer equipment	7,814	1,758	6,056	-
Office furniture and equipment	4,788	479	4,309	-
	$337,944	$51,732	$286,212	$ -

5. Deferred costs

During 2006, the Company incurred $60,000 in costs related to evaluating the LIK property. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (note 3).

6. Related party transactions

a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which relates to third party costs for mineral property and administrative expenses. The amount was interest free and was paid in full in the fourth quarter of 2007.

b) The Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008. The amount was interest free with no specific terms of repayment.

c) The Company has paid certain share issuances, incorporation and legal costs in the amount of $277,700 (2006 - $42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

7. Capital stock

a) Common shares

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Shares issued for cash pursuant to private placement	5,000,000	$5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash pursuant to private placements	251,571	365,249
Shares issued for cash pursuant to initial public offering	2,536,300	3,397,925
Shares issued on exercise of special warrants	100,000	100,000
Shares issued on conversion of special warrants	22,775,900	28,114,561
Share issuance costs	-	(957,017)
Balance, December 31, 2007	30,663,771	$31,025,718

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants (defined in note 7(b)) upon exercise in accordance with the terms thereof.

During 2007, the Company completed two private placements: In February 2007, the Company issued 100,000 Common Shares at $1.00 per share; and in August 2007 the Company issued 151,571 common shares to subscribers including directors and officers of the Company at $1.75 per share for total gross proceeds of $365,249. The Company paid $6,665 in legal and other costs for net proceeds of $358,584.

In December 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant (see note 7(c)). Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants (see note 7(c)).

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically converted into an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled (see note 7(b)).

b) *Special warrants*

Issued and outstanding:

	Number of special warrants	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	-	(319,983)
Special warrant issuance costs	-	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	11,475,900	20,082,825
Exercise of special warrants	(100,000)	(100,000)
Fair value of broker warrants	-	(354,489)
Special warrant issuance costs	-	(1,562,250)
Special warrants converted pursuant to initial public offering	(22,775,900)	(28,114,561)
Balance, December 31, 2007	-	$ -

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (see note 7(d)) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees and other costs for total cash offering costs of $1,031,542 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the GCO Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date would be automatically exercised on such date.

The Company completed the first tranche of a private placement on June 28, 2007, issuing a total of 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,113 (see note 7(d)) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of its interest in the LIK property.

The Company completed the second tranche of a private placement, on July 5, 2007, issuing a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants with a fair value of $25,376 and paid a 7% commission in the amount of $100,634 and $13,532 in legal fees and other costs for total cash offering costs of $114,166 and net proceeds of $1,323,459.

Each 2007 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below)and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date would be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" meant the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

On December 19, 2007, the Company completed its initial public offering and had its shares listed for trading on the Toronto Stock Exchange. Upon this Liquidity Event, all outstanding special warrants were converted into common shares of the Company.

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued a total of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitled the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share related. The purpose of the Special Voting Shares was solely to provide to the holders thereof the same voting rights they would have had they directly acquired the Common Shares underlying the Special Warrants which they purchased. These Special Voting Shares were cancelled upon the conversion of the Special Warrants into Common Shares as part of the Company's initial public offering in December 2007.

c) Warrants

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2006	-	$ -
Warrants issued for cash pursuant to initial public offering	1,268,150	1,040,600
Warrant issuance costs	-	(291,000)
Balance, December 31, 2007	1,268,150	$749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

The fair value of the warrants was determined at the time of issue using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of warrants	5 years

d) Broker warrants and contributed surplus

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	Amount	Weighted average exercise price
Broker warrants issued	906,400	$319,983	$1.00
Balance, December 31, 2006	906,400	319,983	$1.00
Broker warrants issued	573,795	354,489	$1.75
Balance, December 31, 2007	1,480,195	$674,472	$1.29

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

The fair value of the broker warrants issued was estimated on the date of issue using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $354,489 (2006 - $319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	2006
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.20%	4.20%
Expected life of warrants	1.5 years	1.5 years

e) Stock options

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at December 31, 2007:

	Number	Average exercise price
Outstanding, December 31, 2006	-	$ -
Issued	2,775,000	1.75
Outstanding, December 31, 2007	2,775,000	$1.75

The stock options outstanding at December 31, 2007 expire as follows:

Expiry Date	Number outstanding	Exercise price	Exercisable
December 2012	2,775,000	$1.75	-
Outstanding, December 31, 2007	2,775,000	$1.75	-

None of the options granted in 2007 had vested by December 31, 2007.

f) Stock based compensation

During 2007 the Company recognized $234,900 (2006 – nil) of stock based compensation with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options issued was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period

8. Income taxes

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
Accounting loss	($717,279)	($157,446)
Tax recovery at the statutory rate of 34%	($243,900)	($53,500)
Non deductible stock based compensation	79,900	-
Deductible portion of equity issue costs	(261,200)	(70,100)
Reduction in future income tax recovery due to decrease in tax rate	87,500	25,700
Expected tax recovery	(337,700)	(97,900)
Valuation allowance	337,700	97,900
Net future tax asset	$ -	$ -

All of the difference between the actual tax recovery of nil and the expected tax recovery relates to the tax benefit of losses not currently recognized due to a full valuation allowance having been recorded against those tax benefits. The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006, after applying enacted corporate income tax rates, are as follows:

	December 31, 2007	December 31, 2006
Non-capital losses	$435,600	$97,900
Valuation allowance	(435,600)	(97,900)
Net future tax asset	$ -	$ -

The Company has approximately $1,613,500 of non-capital losses for tax purposes that expire between 2026 and 2027. Certain of the Company's losses are restricted in their use.

Certain prior year amounts have been amended based on updated information.

9. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at December 31, 2007 and revenues and expenses for the year ended December 31, 2007 by geographic areas are as follows:

	Canada	United States	Total
2007			
Assets	$10,672,569	$21,815,032	$32,487,601
General and administrative expenses	($1,090,642)	($58,340)	($1,148,982)
Other items	431,703	-	431,703
Net loss	($658,939)	($58,340)	($717,279)

The Company's assets at December 31, 2006 and revenues and expenses for the period from the incorporation date of November 29, 2006 to December 31, 2006 by geographic areas are as follows:

	Canada	United States	Total
2006			
Assets	$10,571,579	$ -	$10,571,579
Interest income	$12,937	$ -	$12,937
General and administrative expenses	(170,383)	-	(170,383)
Net loss	($157,446)	$ -	($157,446)

10. Change in non-cash operating working capital

	2007	2006
Receivables	($75,348)	($62)
Prepaid expenses	(53,789)	-
Accounts payable	347,194	294,567
	$218,057	$294,505

11. Commitments

The following is a summary of the Company's commitments as at December 31, 2007:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Drilling services agreement – US$	$876,300	$876,300	$ -	$ -	$ -
Office operation leases – CDN$	54,420	54,420	-	-	-
Office operation leases – US$	3,555	3,555	-	-	-
Consulting agreements – US$	1,875,750	459,000	1,215,500	201,250	-
Employment agreements – US$	1,470,833	310,000	930,000	230,833	-

During the year the Company entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

12. Subsequent events

In January 2008, the Company entered into an agreement to purchase a second drill rig for the LIK project. The agreed price was $210,000 and a partial payment of $51,000 was made in February 2008.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK project. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season.

In March 2008, the Company entered into a consulting contract with its Vice President, Corporate Development. The agreement is a five year contract with an annual fee of $120,000. The Company may terminate the agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In March 2008, the Company granted 150,000 stock options with a term of five years and an exercise price of $1.75 per share. These stock options were granted pursuant to the Company's Stock Option Plan.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: ZAZU METALS CORPORATION

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities: COMMON SHARES

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	30,663,771(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$1.60 (ii)	
Market value of class or series	(i) X (ii) =	$49,062,034(A)

Market value of listed or quoted securities: WARRANTS

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	1,268,150 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$0.25 (ii)	
Market value of class or series	(i) X (ii) =	$317,037(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined) (C)

(Repeat for each class or series of securities)		(D)
		________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$49,379,071

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$1,300

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining in the issuer's fiscal year	=	________
	12			

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ________

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 19th day of December, 2007

AMONG:

ZAZU METALS CORPORATION

(the "**Issuer**")

AND:

OLYMPIA TRANSFER SERVICES INC.

(the "**Escrow Agent**")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a "**Securityholder**" or "**you**")

(collectively, the "**Parties**")

This Agreement is being entered into by the Parties under National Policy 46-201 *Escrow for Initial Public Offerings* (the **Policy**) in connection with the proposed distribution (the **IPO**), by the Issuer, an established issuer, of up to 5,714,286 common shares and 2,875,143 common share purchase warrants by (final) prospectus dated December 12, 2007.

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities (**escrow securities**) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities (**additional escrow securities**):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities**, it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Schedule for an Established Issuer

2.1.1 Usual case

If the Issuer is an **established issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On December 19, 2007, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

2.1.2 Alternate meaning of "listing date"

If the Issuer is an established issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.1.3 If there is a permitted secondary offering

(1) If the Issuer is an established issuer and you have sold in a permitted secondary offering 25% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities

18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3%.

(2) If the Issuer is an established issuer and you have sold in a permitted secondary offering less than 25% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/4 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3% after completion of the release on the listing date.

2.1.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.2 Release Schedule for an Emerging Issuer

2.2.1 Usual case

If the Issuer is an **emerging issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On _______, 2____, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/10 of your escrow securities
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

2.2.2 Alternate meaning of "listing date"

If the Issuer is an emerging issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if:

(a) the Issuer's securities are not listed on a Canadian exchange immediately after its IPO; or

(b) the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.2.3 If there is a permitted secondary offering

(1) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering 10% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3%.

(2) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering less than 10% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/10 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3% after completion of the release on the listing date.

2.2.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.3 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Becoming an Established Issuer

If the Issuer is an emerging issuer on the date of this Agreement and, during this Agreement, the Issuer:

(a) lists its securities on The Toronto Stock Exchange Inc.;

(b) becomes a TSX Venture Exchange Inc. **(TSX Venture)** Tier 1 issuer; or

(c) lists or quotes its securities on an exchange or market outside Canada that its "principal regulator" under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (in Quebec under Staff Notice, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*) or, if the Issuer has only filed its IPO prospectus in one jurisdiction, the securities regulator in that jurisdiction, is satisfied has minimum listing requirements at least equal to those of TSX Venture Tier 1,

then the Issuer becomes an **established issuer.**

3.2 Release of Escrow Securities

(1) When an emerging issuer becomes an established issuer, the release schedule for its escrow securities changes.

(2) If an emerging issuer becomes an established issuer 18 months or more after its listing date, all escrow securities will be released immediately.

(3) If an emerging issuer becomes an established issuer within 18 months after its listing date, all escrow securities that would have been released to that time, if the Issuer was an

established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal installments on the day that is 6 months, 12 months and 18 months after the listing date.

3.3 Filing Requirements

Escrow securities will not be released under this Part until the Issuer does the following:

(a) at least 20 days before the date of the first release of escrow securities under the new release schedule, files with the securities regulators in the jurisdictions in which it is a reporting issuer

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating

(A) that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition, and

(B) the number of escrow securities to be released on the first release date under the new release schedule, and

(ii) a copy of a letter or other evidence from the exchange or quotation service confirming that the Issuer has satisfied the condition to become an established issuer; and

(b) at least 10 days before the date of the first release of escrow securities under the new release schedule, issues and files with the securities regulators in the jurisdictions in which it is a reporting issuer a news release disclosing details of the first release of the escrow securities and the change in the release schedule, and sends a copy of such filing to the Escrow Agent.

3.4 Amendment of Release Schedule

The new release schedule will apply 10 days after the Escrow Agent receives a certificate signed by a director or officer of the Issuer authorized to sign

(a) stating that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition;

(b) stating that the release schedule for the Issuer's escrow securities has changed;

(c) stating that the Issuer has issued a news release at least 10 days before the first release date under the new release schedule and specifying the date that the news release was issued; and

(d) specifying the new release schedule.

PART 4 DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the Canadian exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Schedule "B" signed by the transferee;

(d) copies of the letters sent to the securities regulators described in subsection (3) accompanying the acknowledgement; and

(e) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer, or

(ii) the transfer is to a person or company that

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer, and

(iii) any required approval from the Canadian exchange the Issuer is listed on has been received;

(b) an acknowledgment in the form of Schedule "B" signed by the transferee;

(c) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(d) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Schedule "B" signed by:

(i) the trustee in bankruptcy, or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 4.2 to that financial institution as collateral for a loan on realization of the loan.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the financial institution.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the

trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the trustee of the plan or fund.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer
(b) a formal issuer bid for all outstanding equity securities of the Issuer
(c) a statutory arrangement
(d) an amalgamation
(e) a merger
(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b) any other information concerning the business combination as the Escrow Agent may reasonably request.

6.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(a) the terms and conditions of the business combination have been met or waived; and

(b) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if, immediately after completion of the business combination:

(a) the successor issuer is not an **exempt issuer** (as defined in section 3.2 of the Policy);

(b) you are a **principal** (as defined in section 3.5 of the Policy) of the successor issuer; and

(c) you hold more than 1% of the voting rights attached to the successor issuer's outstanding securities (In calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) As soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination and whether it is an emerging issuer or an established issuer under the Policy, and

(ii) listing the Securityholders whose new securities are subject to escrow under section 6.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 6.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.3.

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is

(a) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs 18 months or more after the Issuer's listing date, all escrow securities will be released immediately; and

(b) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs within 18 months after the Issuer's listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal instalments on the day that is 6 months, 12 months and 18 months after the Issuer's listing date.

PART 7 RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the securities regulators having jurisdiction in the matter and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

PART 8 OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

(1) The Issuer and each Securityholder jointly and severally:

(a) release, indemnify and save harmless the Escrow Agent from all liabilities, actions, costs (including legal costs, expenses and disbursements), charges, claims, demands, damages, losses and expenses resulting from or arising out of the Escrow Agent's performance of its duties under this Agreement in good faith;

(b) agree not to make or bring a claim or demand, or commence any action, against the Escrow Agent in respect of its performance of its duties under this Agreement in good faith; and

(c) agree to indemnify and save harmless the Escrow Agent from all costs (including legal costs, expenses and disbursements) and damages that the Escrow Agent incurs or is required by law to pay as a result of any person's claim, demand or action in connection with the Escrow Agent's performance of its duties under this Agreement in good faith.

(2) This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

(3) Equity shall be liable for claims or damages only to an aggregate maximum amount equal to the amount of fees paid by the Issuer to Equity under this agreement hereunder in the twelve months preceding the last of the events giving rise to such claims or damages, except to the extent that Equity has acted in bad faith or engaged in willful misconduct. In no event shall Equity be liable for indirect or consequential damages.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and signed by any person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 9.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party. The Escrow Agent accepts its duties and responsibilities under this Agreement and the escrow securities and any share certificates or other evidence of these securities, solely as custodian, bailee and agent. No trust is intended to be, or is or will be created hereby and the Escrow Agent shall owe no duties hereunder as trustee.

8.7 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement. The Issuer will reimburse the Escrow Agent for its expenses and disbursements.

8.8 Notice to Escrow Agent

The Issuer shall forthwith provide a copy of the Exchange Bulletin, confirmation of listing and posting for trading of the subject escrowed shares or such other relevant document to the Escrow Agent as it shall require in order to make the required releases. No duty shall rest with the Escrow Agent to obtain this information independently nor shall it be held liable for any loss, claim, suit or action, howsoever caused by any delay in providing this information to it.

PART 9 NOTICES

9.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Olympia Transfer Services Inc.
920, 120 Adelaide Street West
Toronto, ON M5H 1T1
Attention: Lisa Clarkin
Fax: (416) 364-1827

9.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Zazu Metals Corporation
1150 N.W. 1604
Suite 108-111
San Antonio, Texas 78248
USA
Attention: Gil Atzmon
Fax: (210) 494-4963

9.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

9.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 10 GENERAL

10.1 Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

10.2 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

10.3 Time

Time is of the essence of this Agreement.

10.4 Incomplete IPO

If the Issuer does not complete its IPO and has become a reporting issuer in one or more jurisdictions because it has obtained a receipt for its IPO prospectus, this Agreement will remain in effect until the securities regulators in those jurisdictions order that the Issuer has ceased to be a reporting issuer.

10.5 Governing Laws

The laws of Ontario (the "Principal Regulator") and the applicable laws of Canada will govern this Agreement.

10.6 Jurisdiction

The securities regulator in each jurisdiction where the Issuer files its IPO prospectus has jurisdiction over this Agreement and the escrow securities.

10.7 Consent of Securities Regulators to Amendment

Except for amendments made under Part 3, the securities regulators with jurisdiction must approve any amendment to this Agreement and will apply mutual reliance principles in reviewing any amendments that are filed with them. Therefore, the consent of the Principal Regulator will evidence the consent of all securities regulators with jurisdiction.

10.8 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.9 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.10 Language

This Agreement has been drawn up in the English language at the request of all Parties.

10.11 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.12 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

10.13 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Canadian exchange the Issuer is listed on (or if the Issuer is not listed on a Canadian exchange, by any Canadian exchange) and notice is given to the securities regulators with jurisdiction.

[Rest of page intentionally left blank.]

The Parties have executed and delivered this Agreement as of the date set out above.

Olympia Transfer Services Inc.

Authorized signatory

Authorized signatory

Zazu Metals Corporation

Authorized signatory

Authorized signatory

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



GIL ATZMON

DM_TOR/273975-00001/2367351.2

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is not an individual:

Zazu Exploration, Inc.



Authorized signatory

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



SIDNEY ATZMON

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



THADDEUS ATZMON

DM_TOR/273975-00001/2367351.2

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



MICHAEL A. STEEVES

DM_TOR/273975-00001/2367351.2

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:





Signature of Witness

MARK L. GREENWALD

Name of Witness

MELISSA MAY STEEVES

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:





Signature of Witness

MARK L. GREENWALD

Name of Witness

WARREN MICHAEL STEEVES

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



JOE BRITTON

DM_TOR/273975-00001/2367351.2

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Mark Greenwald** in the presence of:



Signature of Witness

GIL ATZMON

Name of Witness



MARK GREENWALD

DM_TOR/273975-00001/2367351.2

This is a signature page to an escrow agreement dated the 19th day of December, 2007 between Zazu Metals Corporation, Olympia Transfer Services Inc. and certain shareholders of Zazu Metals Corporation.

If the Securityholder is an individual:

Signed, sealed and delivered by **Gil Atzmon** in the presence of:



Signature of Witness

MARK L. GREENWALD

Name of Witness



DENNIS PETERSON

DM_TOR/273975-00001/2367351.2

Schedule "A" to Escrow Agreement

Securityholder

Name: Gil Atzmon

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*3,000,000*	*2817931*
Common Shares	*10,000*	*2818364*
Special Warrants (Special Warrants that will be converted into 20,000 common shares on December 19, 2007)	*20,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: Zazu Exploration, Inc.

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common Shares	*200,000*	2817939

Schedule "A" to Escrow Agreement

Securityholder

Name: Sidney Atzmon

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*200,000*	*2817932*

Schedule "A" to Escrow Agreement

Securityholder

Name: Thaddeus Atzmon

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*100,000*	*2817933*

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Michael A. Steeves

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*800,000*	*2817942*
Common Shares	*100,000*	*2817915*
Common Shares	*12,500*	*2818372*

Schedule "A" to Escrow Agreement

Securityholder

Name: Melissa May Steeves

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*100,000*	*2817940*

Schedule "A" to Escrow Agreement

Securityholder

Name: Warren Michael Steeves

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common Shares	100,000	2817941

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Joe Britton

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*100,000*	*2817935*

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Mark Greenwald

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*100,000*	*2817936*

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Dennis Peterson

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common Shares	*100,000*	*2817934*

Schedule "B" to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated ________________________ (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated at __________________ on ____________.

Where the transferee is an individual:

Signed, sealed and delivered by **[Transferee]** in the presence of:

____
Signature of Witness

____
Name of Witness

____
[Transferee]

Where the transferee is not an individual:

[Transferee]

____
Authorized signatory

____
Authorized signatory

DM_TOR/273975-00001/2367351.2

Execution Copy

ZAZU METALS CORPORATION

Warrant Indenture

Dated as of December 19, 2007

FASKEN MARTINEAU DuMOULIN LLP
Suite 4200
66 Wellington Street West
Toronto, Ontario
M5K 1N6

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of December 19, 2007.

BETWEEN:

ZAZU METALS CORPORATION, a corporation incorporated under the *Canada Business Corporations Act*

(the "Company")

AND:

OLYMPIA TRANSFER SERVICES INC., a company incorporated under the *Business Corporations Act* (Ontario)

(the "Warrant Agent")

WHEREAS the Company has created and proposes to issue up to 3,285,715 Warrants, to be constituted and issued in the manner herein set forth;

AND WHEREAS the Company, under the laws relating thereto, is authorized to issue the Warrants;

AND WHEREAS the Company represents to the Warrant Agent that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution, issue and delivery of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company and to approve and confirm the terms and conditions of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

AND WHEREAS the Warrant Agent has agreed to act as warrant agent on behalf of the Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSES THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals set forth above and the Warrant Certificate (unless there is something in the subject matter or context inconsistent therewith):

(a) "**Agents**" means Raymond James Ltd., Dundee Securities Corporation, Paradigm Capital Inc., Cormark Securities Inc. and MGI Securities Inc. collectively;

(b) "**Applicable Legislation**" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures or to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(c) "**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the City of Toronto in the Province of Ontario;

(d) "**Closing Date**" means December 19, 2007;

(e) "**Common Share**" means a fully paid and non-assessable common share without par value in the capital of the Company as such capital is presently constituted;

(f) "**Designated Jurisdictions**" means all of the provinces of Canada except Québec;

(g) "**Exercise Price**" means a price of $2.25 per Warrant Share, which is the consideration required to be paid by a Warrantholder to the Company upon the Warrantholder exercising its Warrant(s) to acquire Warrant Share(s), subject to adjustment pursuant to Article 4;

(h) "**Expiry Date**" means December 19, 2012;

(i) "**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date;

(j) "**Indenture**", "**herein**", "**hereto**", "**hereunder**", "**hereof**", "**hereby**" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number mean and refer to the specified Article, Section, subsection or paragraph of this Indenture;

(k) "**Institutional Accredited Investor**" means an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(l) "**Person**" or "**person**" includes an individual, corporation, limited or unlimited liability company, general or limited partnership, joint venture, unincorporated organization, trust, trustee, executor, administrator, or other legal representative or governmental authority and pronouns have a similarly extended meaning;

(m) "**Regulation D**" means Regulation D under the 1933 Act;

(n) "**Regulation S**" means Regulation S under the 1933 Act;

(o) "**U.S. Person**" and "**United States**" have the meanings ascribed thereto in Regulation S;

(p) "**Warrant**" means a transferable share purchase warrant, each whole Warrant entitling the holder to purchase a Warrant Share (subject to adjustment as provided herein) at the Exercise Price on or before the Expiry Time and having the terms and conditions set out in this Indenture;

(q) "**Warrant Agent**" means Olympia Transfer Services Inc., having an office at Suite 920, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1 or its successors under this Indenture;

(r) "**Warrant Certificate**" means a certificate evidencing one or more Warrants substantially in the form attached hereto as Schedule "A";

(s) "**Warrant Share**" means a previously unissued Common Share issued pursuant to the exercise of a Warrant;

(t) "**Warrantholder**" means the registered holder of an outstanding Warrant; and

(u) "**1933 Act**" means the United States Securities Act of 1933, as amended.

1.2 Headings

The division of this Indenture into Articles, Sections, subsections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3 Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4 Weekends and Holidays

If the date for the taking of any action under this Indenture (including, without limitation, the Expiry Date) expires on a non-Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5 Meaning of "Outstanding"

Every Warrant represented by a Warrant Certificate countersigned by the Warrant Agent and delivered to the Warrantholder is deemed to be outstanding until the Expiry Time or until it is cancelled or delivered to the Warrant Agent for cancellation, provided that:

(a) where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding; and

(b) for the purposes of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or beneficially by the Company or any affiliate (as defined in the *Canada Business Corporations Act*) shall be disregarded.

1.6 Time

Time is of the essence hereof and of the Warrant Certificates.

1.7 Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.8 Currency

A reference to currency means Canadian currency unless specifically indicated otherwise.

1.9 Beneficiaries

This Indenture is entered into by the Warrant Agent for the benefit of all persons who are issued Warrants and each of them will, upon such issuance, be entered in the register as Warrantholders. The Warrant Agent hereby declares that it holds all rights, interest and benefits to be derived therefrom for and on behalf of all such persons in accordance with the terms and restrictions contained herein.

1.10 Conflicts

In the event there is any conflict between this Indenture and any Warrant Certificate, the provisions of this Indenture will govern and prevail.

ARTICLE 2
ISSUE AND TRANSFER OF WARRANTS

2.1 Creation, Form and Terms of Warrants

(a) The Company hereby creates and authorizes for issuance up to 3,285,715 Warrants, each Warrant entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Warrant Share for each Warrant. The Warrants will be dated the date hereof (including all replacement certificates issued in accordance with this Indenture) notwithstanding their date of issue. For greater certainty, notwithstanding the actual date of issue of any Warrant Certificate, all Warrants shall be subject to all adjustments made to the number of Warrant Shares issuable on exercise thereof and to all adjustments made to the Exercise Price from and after the date hereof.

(b) Subject to the provisions hereof, the Warrants issued under this Indenture are limited in the aggregate to 3,285,715 Warrants and each whole Warrant entitles the holder thereof to acquire, upon payment of the Exercise Price, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant and the Exercise Price thereof is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

(c) The Warrants are issued or issuable in registered form and the Warrant Certificates will be substantially in the form set out or referred to in Schedule "A" hereto with, subject to the provisions of this Indenture, such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrant Agent and are or will be numbered in such manner as the Company and the Warrant Agent may prescribe. All Warrants are, save as to denominations, of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company and the Warrant Agent may determine. No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants or Exercise Price, provided that such form of the Warrant Certificates shall nonetheless entitle holders to acquire the number of Common Shares or other securities or property resulting from all adjustments made pursuant to Article 4 hereof.

(d) All certificates for Warrants, and any replacement Warrants, issued to any person who is in the United States or is a U.S. Person or an agent of a U.S. Person will have the following legends endorsed thereon:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING

IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM OLYMPIA TRANSFER SERVICES INC., AS REGISTRAR AND TRANSFER AGENT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM REASONABLY SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT OR IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS."

provided that if any of the Warrant Shares or Warrants are being sold in accordance with Rule 904 of Regulation S under the 1933 Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the legend may be removed by providing a declaration to the Company and Olympia Transfer Services Inc., as registrar and transfer agent, in the form attached as Schedule B hereto (or as the Company may prescribe from time to time) in addition to such other evidence of exemption as the Company or Olympia Transfer Services Inc. may require from time to time, which may include an opinion of counsel in form and substance satisfactory to the Company;

provided further, that, if any of the Warrant Shares or Warrants are being sold pursuant to Rule 144 under the 1933 Act, the legend may be removed by delivery to the Company and Olympia Transfer Services Inc. of an opinion of counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(e) The Warrant Agent shall, upon receipt of an executed declaration for removal of legends in the form attached hereto as Schedule "B" hereto and any additional documentation required by the Company or the Warrant Agent, issue a new Warrant Certificate without the legends referred to in subsection 2.1(d) within three Business Days thereof; and

(f) The Warrants may only be exercised in accordance with the provision of Section 5.1 hereof.

2.2 Transferability and Ownership of Warrants

(a) The Company shall cause the Warrant Agent to keep at its Toronto office a register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and particulars of the Warrants held by them. The Warrant Agent shall cause the register to be open at all reasonable times for inspection during the regular business hours of the Warrant Agent by the Company and any Warrantholder.

(b) The Warrants may only be transferred in accordance with applicable securities laws and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent set forth in subsection 1.1(q) by the Warrantholder (or its legal representatives or its attorney duly appointed) duly executing the transfer form attached to the Warrant Certificate and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

(c) Notwithstanding anything contained in this Indenture, or the Warrant Certificate, the Warrant Agent:

(i) shall only register a transfer of a Warrant imprinted with the legends specified in subsection 2.1(d) if the Warrant Agent has received, in addition to a properly completed and executed transfer form in the form included in the Warrant Certificate, either (A) a properly completed and executed declaration in the form attached as Schedule "B" hereto (or as otherwise prescribed by the Company on the advice of legal counsel, acting reasonably), or (B) a written opinion of counsel or other evidence satisfactory to the Company, acting reasonably, to the effect that the transfer of such Warrant is in compliance with applicable United States federal and state securities laws and, in the case of subparagraph (B), the Company has provided a direction to the Warrant Agent to proceed with such registration including, if deemed required by the Company on the advice of legal counsel, instructions to imprint the Warrant issued to such transferee with the legends specified in subsection 2.1(d); and

(ii) shall not register any transfer of a Warrant if it has reasonable grounds to believe that such transfer is otherwise not in accordance with applicable law.

(d) Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon registration of such transferee as the Warrantholder of the Warrant, the transferor shall cease to have any further rights under this Indenture with respect to such Warrant or Warrant Shares issuable in respect thereof.

(e) Subject to the provisions of this Indenture and applicable law, the registered Warrantholder is entitled to the rights and privileges attaching to the Warrants, and the issue of Warrant Shares by the Company on exercise of Warrants by any Warrantholder thereof in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(f) The Company and the Warrant Agent shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes and neither the Company nor the Warrant Agent is affected by any notice to the contrary.

2.3 Warrantholders Not Shareholders

A Warrantholder is not, and is not deemed or regarded as, a shareholder of the Company nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.

2.4 Warrants to Rank *Pari Passu*

Except as otherwise provided herein, a Warrant will rank *pari passu* with all other Warrants, whatever may be the actual dates of issue of the Warrant Certificates that evidence them.

2.5 Signing of Warrants

The Warrant Certificates shall be signed by any one of the Chief Executive Officer, the Chief Financial Officer or any one director or other officer of the Company. The signatures of such officers or directors may be mechanically or photostatically reproduced in facsimile. A facsimile signature upon any Warrant Certificate is for all purposes hereof deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

2.6 Countersigning

No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture, until the Warrant Certificate has been certified by manual signature by or on behalf of the Warrant Agent. The certification by or on behalf of the Warrant Agent on any Warrant Certificate is not construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Warrants. The certification of the Warrant Agent is, however, a representation and warranty of the Warrant Agent that the Warrant Certificate has been duly certified by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture or of the Warrant Certificate and shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and is a valid obligation of the Company and that the Warrantholder is entitled to the benefit hereof.

2.7 Loss, Mutilation, Destruction or Theft of Warrants

(a) In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company will, subject to subsection 2.7(b), issue and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

(b) The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company and the Warrant Agent, each in their discretion (acting reasonably). The Warrant Agent may require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent, each in their discretion (acting reasonably), and the applicant shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.8 Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent at the office set forth in subsection 1.1(q), exchange his Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid (which shall be paid by the Warrantholder) and an additional reasonable charge (which shall be paid by the Company) for every Warrant Certificate issued upon exchange. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.9 Purchase of Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, provided that it is not in default under this Indenture, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Company and the seller may agree upon. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.

ARTICLE 3
REPRESENTATIONS AND COVENANTS OF THE COMPANY

The Company represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders as follows:

3.1 To Issue Warrants and Reserve Warrant Shares

That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Warrant Agent will be valid and enforceable against the Company and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares from time to time acquired pursuant to the exercise of Warrants to be duly issued, upon payment of the Exercise Price, to the Warrantholders. At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable.

3.2 To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3 Corporate Existence and Carrying On Business

That subject to the express provisions hereof, so long as any Warrants remain outstanding, it shall use its best efforts to maintain its corporate existence and remain a corporation in good standing under the *Canada Business Corporations Act.*

3.4 Reporting Issuer

That the Company is currently a reporting issuer not in default in the Designated Jurisdictions and will use its best efforts to maintain its status as a reporting issuer in the Designated Jurisdictions for a period of at least 42 months, from the date hereof.

3.5 Securities Qualification Requirements

That if any instrument is required to be filed with or any permission is required to be obtained from any securities regulatory authority or any other step is required under any federal or provincial law of a Designated Province before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Company covenants that it shall use its best efforts to take all such action, at its expense, as is required or appropriate in the circumstances.

3.6 Listing on the Toronto Stock Exchange

From the date hereof until two years after the Expiry Date, the Company will use its best efforts to maintain the listing of the Common Shares on the Toronto Stock Exchange (the "TSX") and to ensure that the Warrant Shares issued pursuant to the exercise of the Warrants are listed and posted for trading on the TSX. The Company will also use its best efforts to maintain the listing of the Warrants on the TSX until the Expiry Time.

3.7 Enforceable Obligations

This Indenture and each of the Warrant Certificates has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms.

3.8 Foreign Issuer

The Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act and will use its commercially reasonable efforts to remain a foreign issuer until the Expiry Time.

3.9 Compliance with Covenants

That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture.

3.10 Warrant Agent Remuneration

The Company will pay the Warrant Agent such reasonable remuneration for its services hereunder as the Company and the Warrant Agent agree to from time to time and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ) until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct, bad faith or fraud of the Warrant Agent.

3.11 Third Party Interests

The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

3.12 Other Representations, Warranties and Covenants

The Company further represents, warrants and covenants that:

(a) the issue of the Warrants, and the execution and delivery of the Warrant Certificate(s) and this Indenture, do not and will not result in a breach by the Company of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Company of any applicable laws, and do not and will not conflict with any of the terms, conditions or provisions of the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company is a party or by which it is contractually bound on the date of this Indenture;

(b) it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for better accomplishing and effecting the intentions and provisions of this Indenture;

(c) with respect to any notices to be given or other acts to be performed or which may be given or performed by the Warrant Agent under or pursuant to this Indenture, the Company shall provide to the Warrant Agent in a timely manner all such information and documents as the Warrant Agent may reasonably request and are within the knowledge or control of the Company in order to verify the factual circumstances relating to such notices or acts and, if requested, such notices of acts and, if requested, such information and documents shall be certified as correct by an officer of the Company; and

(d) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture and will not take any action which might reasonably be expected to deprive Warrantholders of their rights to acquire Warrant Shares on the exercise of Warrants.

ARTICLE 4
ADJUSTMENT OF NUMBER AND PRICE OF WARRANT SHARES

4.1 Definitions

For the purposes of this Article 4, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection:

(a) "Adjustment Period" means the period commencing on the date hereof and ending at the Expiry Time;

(b) "Current Market Price" of the Common Shares at any date means the weighted average price per share of the Common Shares on the TSX or, if the Common Shares are not then listed on the TSX, on such other stock exchange as may be selected in good faith by the directors of the Company for such purpose or, if the Common Shares are not then listed on any stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five Business Days before such date; provided that the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any stock exchange or traded in the over-the counter market, then the Current Market Price shall, absent manifest error, be determined by the auditors of the Company or if they are unable or unwilling to act by such other firm of independent chartered accountants that is a "participating audit firm" as defined in National Instrument 52-108, as may be selected by the directors of the Company. Whenever the Current Market Price is required to be determined hereunder, the Company shall deliver to the Warrant Agent a certificate of an officer of the Company specifying such Current Market Price and setting forth the details of its calculation;

(c) "director" means a director of the Company for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Company as a board or, whenever empowered, action by the executive committee of such board; and

(d) "trading day" with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

4.2 Adjustments

The Exercise Price and the number of Warrant Shares issuable to the Warrantholder upon exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a) If at any time during the Adjustment Period the Company shall:

(i) fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii) fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii) subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares; or

(iv) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in subclauses (i), (ii), (iii) and (iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to equal the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

(B) the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares that would be outstanding had such securities all been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.2(a) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(b) If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares, of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share at the date of issue of such securities) of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being herein called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for the Rights Offering to equal the amount determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the aggregate of

(A) the number of Common Shares outstanding immediately prior to the record date for the Rights Offering; and

(B) the quotient determined by dividing

(1) either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

(2) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii) the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

Any Common Shares owned by or held for the account of the Company or any affiliates (as defined in the *Canada Business Corporations Act*) shall be deemed not to be outstanding for the purpose of such calculation. If by the terms of the rights, options, or warrants referred to in this Section 4.2(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.2(b) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 4.2(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c) If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:

(i) shares or securities of the Company of any class other than Common Shares;

(ii) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares;

(iii) evidences of indebtedness of the Company; or

(iv) any property (including cash or securities) or assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to equal the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(A) the numerator of which shall be the difference between

(1) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(2) the fair value, as determined by the directors of the Company (which determination, absent manifest error, shall be conclusive), to the holders of the Common Shares of the shares, securities, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

(B) the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company or any affiliates (as defined in the *Canada Business Corporations Act*) shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 4.1(c) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 4.1(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry, and shall be further readjusted in such manner upon the expiry of any further such right.

(d) If at any time during the Adjustment Period there shall occur:

(i) a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii) a consolidation, amalgamation, arrangement, business combination or merger of the Company with or into any other body corporate or other entity which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities; or

(iii) the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another body corporate or other entity;

(any of such events being herein called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares (and other securities to which Warrantholders are then entitled on the exercise of Warrants) to which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Indenture with respect the rights and interest thereafter of the Warrantholder to the end that the provisions of this Indenture shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(e) If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Section 4.2(a), (b) or (c) hereof, then the number of Common Shares purchasable upon the subsequent exercise of these Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

4.3 Rules

The following rules and procedures shall be applicable to adjustments made pursuant to this Article 4:

(a) Subject to the following provisions of this Section 4.3, any adjustment made pursuant to Section 4.2 hereof shall be made successively whenever an event referred to therein shall occur.

(b) The adjustments and readjustment referred to in Section 4.2 shall be cumulative. No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least 1% in the Exercise Price then in effect and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provisions of this Section 4.3(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment.

(c) If at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or an event described in Section 4.2 hereof, which the directors, acting reasonably and in good faith, determine would have a material adverse effect upon the rights of Warrantholders, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall be adjusted in such manner and at such time as the directors, acting reasonably and in good faith, in their sole discretion, may determine to be equitable in the circumstances.

(d) No adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrant shall be made in respect of any event described in this Article 4 if the Warrantholder is entitled to participate in such event on the same terms *mutatis mutandis* as if the Warrantholder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event. Any such participation by a Warrantholder is subject to regulatory approval.

(e) If the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants shall be required by reason of the setting of such record date.

(f) In any case in which this Article 4 shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 4.2 hereof, the Company may defer, until the occurrence of such event:

(i) issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii) delivering to the Warrantholder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Company shall deliver to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and/or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on this exercise of the Warrants.

(g) If a dispute shall at any time arise with respect to any adjustment of the Exercise Price and/or the number of Common Shares purchasable pursuant to the Warrants, such dispute shall, absent manifest error, be conclusively determined by the auditors of the Company or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the directors.

(h) Any adjustment to the Exercise Price as set forth herein shall also include a corresponding adjustment to the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture (and which, as at the date hereof, is equal to one Common Share per Warrant).

4.4 Taking of Actions

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 4.2 hereof the Company shall take any action which may, in the reasonable opinion of counsel to the Company or the Warrant Agent, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable shares all of the Common Shares or other securities which the Warrantholder is entitled to receive in accordance with the provisions of this Article 4, including without limitation receipt of all necessary TSX and other regulatory approvals.

4.5 Notice

At least 21 days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Warrantholder under this Article 4, including the Exercise Price and the number of Common Shares which are purchasable under the Warrants, the Company shall deliver to the Warrant Agent a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 4.5 has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Warrant Agent a certificate providing the calculation of such adjustment. The Warrant Agent shall forthwith give notice of such event to the Warrantholders. The Company hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Company will not take any action which might deprive Warrantholders of the opportunity of exercising the rights of subscription contained in the Warrants, during such 21 day period.

4.6 Protection of Warrant Agent

The Warrant Agent:

(a) is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.2, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) except to the extent that there has been a failure by the Warrant Agent or its employees or agents to act honestly and in good faith or where the Warrant Agent or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or not have complied with Article 8, is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d) except to the extent that there has been a failure by the Warrant Agent or its employees or agents to act honestly and in good faith or where the Warrant Agent or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or not have complied with Article 8, shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

ARTICLE 5
EXERCISE AND EXPIRATION OF WARRANTS

5.1 Exercise of Warrants

(a) A Warrantholder may, at any time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Warrant Agent the Warrant Certificate(s) representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached to or forming part of the Warrant Certificate(s) and a certified cheque or bank draft in lawful money of Canada payable to or to the order of the Company at par in the City of Toronto in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for. Upon the exercise of Warrants pursuant to this Section 5.1, the Warrant Shares issued upon the exercise of the Warrants, registered in the name of the Warrantholder so exercising, shall be delivered to the Warrantholder within a reasonable time, not exceeding three Business Days, to the address of the Warrantholder specified in the register for Warrants.

(b) The exercise form attached to or forming part of the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder's attorney duly appointed.

(c) If any of the Warrant Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of Section 2.2 hereof, the Warrantholder shall pay to the Warrant Agent such reasonable fees and all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Common Shares to such other person or persons or shall establish to the satisfaction of the Warrant Agent that such taxes and charges have been paid.

(d) The Warrants and the Warrant Shares issuable upon exercise thereof have not been registered under the 1933 Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the

United States unless the Warrant Shares are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Warrant Agent shall not issue or register Warrant Shares or the certificates representing such Warrant Shares unless the holder has executed and delivered to the Warrant Agent a subscription form included in the Warrant Certificate and:

(i) the holder has certified that the Warrants are not being exercised in the United States or by or for the account or benefit of a U.S. Peron or person in the United States, in the form set forth in subparagraph 1 of the subscription form included in the Warrant Certificate;

(ii) a written certification that (a) the Warrantholder purchased the Warrants in the United States for its own account or the account of another Institutional Accredited Investor; (b) the Warrantholder is exercising the Warrants solely for its own account or for the account of such other Institutional Accredited Investor; (c) each of the Warrantholder and such other person, if any, was an Institutional Accredited Investor on the date the Warrants were acquired and is an Institutional Accredited Investor on the date of exercise of the Warrants; or

(iii) the Company receives a written opinion of counsel satisfactory to the Company, acting reasonably, or other evidence satisfactory to the Company and the Warrant Agent that the Warrant Shares to be delivered upon exercise of the Warrants have been registered under the 1933 Act and the securities laws of all applicable states of the United States or are exempt from the registration thereunder.

The Warrant Agent may rely solely on the subscription form included in the Warrant Certificate and any materials received pursuant to subsection (iii) above, if applicable, in determining whether the holder has complied with all applicable securities legislation.

(e) No certificates representing Warrant Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements set forth in subsection 5.1(d)(iii) and the Company has confirmed in writing to the Warrant Agent that the opinion of counsel is satisfactory to the Company.

5.2 Effect of Exercise of Warrants

Upon the exercise and payment by the holder of the Warrants as provided in Section 5.1. the Warrant Shares shall thereupon be issued and such Warrantholder is, at the time of delivery of exercise and payment, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised. The Warrant Shares issued upon the valid exercise of Warrants are only entitled to dividends declared in favour of shareholders of record on and after the date of exercise from which date such Warrant Shares are for all purposes and are deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

5.3 Partial Exercise of Warrants

A Warrantholder may exercise less than all of the Warrants held by such Warrantholder. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to receive, the Warrantholder upon such exercise shall, in addition, be entitled to receive without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate and which are not then exercised.

5.4 Expiration of Warrants

After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and each such Warrant shall be void and have no effect.

5.5 Fractions of Shares

(a) Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.2 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant or Warrants which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares.

(b) If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares.

5.6 Accounting and Recording

(a) The Warrant Agent shall promptly notify the Company with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three Business Days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall provide those particulars in writing to the Company.

(b) The Warrant Agent shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for the Company.

5.7 Legends

To the extent applicable, certificates for Warrant Shares shall have the legends referred to in subsection 2.1(d) endorsed thereon.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

6.1 Definitions

In this Article 6 or otherwise in this Indenture:

(a) "Adjourned Meeting" means a meeting adjourned in accordance with Section 6.8;

(b) "Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 66 2/3% of the votes cast on such resolution in person or by proxy; and

(c) "Meeting" means a meeting of the Warrantholders.

6.2 Convening Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or upon receipt of a written request signed in one or more counterparts by Warrantholders holding not less than 10% of the Warrants outstanding (a "**Warrantholders' Request**"), convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders' Request against the costs, charges, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting. If, within 15 Business Days after the receipt of a written request of the Company or a Warrantholders' Request, funding and indemnity given as aforesaid, the Warrant Agent fails to give the requisite notice specified in Section 6.4 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting.

6.3 Place of Meeting

Every Meeting shall be held in the City of Toronto, Ontario or at such other place as may be chosen by the Company or by the Warrantholders signing a Warrantholders' Request and approved by the Warrant Agent, acting reasonably.

6.4 Notice

The Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the meeting has been called by the Warrant Agent) and the Company (unless the meeting has been called by the Company) in the manner specified in Article 9 at least 21 days before the date of the Meeting. The Warrant Agent shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least five Business Days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting and shall contain such information as is reasonably necessary to enable the Warrantholder to make a reasoned decision on the business to be transacted. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Warrant Agent to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5 Persons Entitled to Attend

The Company may and the Warrant Agent shall, each by its authorized directors, officers, employees or other representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Warrant Agent has the right to vote. The legal advisors of the Company and of the Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6 Quorum

A quorum for a Meeting of the Warrantholders consists of two or more persons present in person and owning or representing by proxy not less than 25% of the Warrants then outstanding.

6.7 Chairman

The Warrant Agent shall nominate a natural person, who need not be a Warrantholder, as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 25 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman.

6.8 Adjourned Meeting

If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting, if called by Warrantholders shall be dissolved, but in any other case stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder. At an Adjourned Meeting, a Warrantholder or person representing a Warrantholder by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.9 Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting is decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion is not carried. Each Warrantholder or person representing a Warrantholder by proxy will be entitled to one vote.

6.10 Poll

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting. Except as otherwise required herein including, but not limited to, a poll in relation to an Extraordinary Resolution, if a question has been put to a poll, that question is decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion is not carried. A poll in relation to an Extraordinary Resolution is decided by the affirmative vote of not less than 66 2/3% of the votes given on the poll. On a poll, each Warrantholder or proxyholder, as the case may be, is entitled to one vote for every Warrant then outstanding and of which he is the registered holder or proxyholder, as the case may be. A declaration made in good faith by the chairman that a resolution has been carried or lost is conclusive evidence thereof, in the absence of manifest error. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11 Regulations

The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a) setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

(b) voting by proxy, the form of instrument appointing a proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c) lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited; and

(d) any other matter relating to the conduct of a meeting of Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

6.12 Powers of Warrantholders

By Extraordinary Resolution, the Warrantholders may:

(a) agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Warrant Agent in its capacity as warrant agent hereunder (subject to the consent of the Warrant Agent) or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

(b) direct and authorize the Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c) assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(d) with the consent of the Company, such consent not to be unreasonably withheld, remove the Warrant Agent or its successor in office and to appoint a new warrant agent to take the place of the Warrant Agent so removed;

(e) upon the Warrant Agent being furnished with an indemnity and funding to cover its costs that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(f) restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

(g) direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(h) waive and direct the Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(i) assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

(j) amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.12

6.13 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.14 Minutes of Meetings

The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Warrantholder or his authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be *prima facie* evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.15 Written Resolutions

Notwithstanding the foregoing provisions of this Article 6, a written resolution or instrument signed in one or more counterparts by Warrantholders holding not less than a majority of the Warrants outstanding in the case of a resolution, or not less than 66 2/3% of the Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.16 Binding Effect

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders whether present or not present at the Meeting or Adjourned Meeting at which it was passed or whether or not consented to in writing. Upon the passing of a Warrantholder's resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.15 and delivery by the Company to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

ARTICLE 7
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(b) adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

(c) evidencing any succession (or successive successions) of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d) making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder;

(e) giving effect to an Extraordinary Resolution or a resolution;

(f) to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrantholder are not prejudiced thereby;

(g) adding to, removing or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrantholder are not prejudiced thereby;

(h) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(i) setting forth any adjustments resulting from the application of the provisions of Article 4 hereof; or

(j) for any other purpose not inconsistent with the provisions of this Indenture.

7.2 Company May Consolidate, etc. on Certain Terms

Subject to Section 4.2, nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety, in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3 Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants and Warrant Certificates as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

ARTICLE 8
CONCERNING THE WARRANT AGENT

8.1 Warrant Agent Not a Trustee

The Warrant Agent hereby accepts its duties and responsibilities under this Indenture and may receive cash or evidence of cash, solely as a custodian, bailee and agent. No trust is intended to be, or will be, created hereby and the Warrant Agent shall owe no duties as a trustee.

8.2 Duties of Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to warrant agents, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interest of the Warrantholders and exercise that degree of care, diligence and skill that a reasonably prudent professional warrant agent would exercise in comparable circumstances. The Warrant Agent is not responsible for the application of funds advanced by the Warrantholders to the Company. No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own dishonesty, bad faith, wilful misconduct or negligence.

8.3 Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.4 Certificate of the Company

If in the administration of the trusts of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Warrant Agent may accept, act and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

8.5 Warrant Agent May Employ Experts or Agents

The Warrant Agent may, at the Company's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them employed by the Warrant Agent in good faith and in conformity with the standards of care contemplated in Section 8.2. The Company shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of the trusts hereunder. The Warrant Agent may in good faith rely and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith and in conformity with the standards of care contemplated in Section 8.2.

8.6 Resignation and Replacement of Warrant Agent

(a) The Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 60 days before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new warrant agent. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent (at the Company's Expense) or any Warrantholder may apply to a Judge of the Superior Court of Justice for Ontario on such notice as such Judge may direct, for the appointment of a new warrant agent. The Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including a warrant agent appointed by the Company or by a Judge as aforesaid) and appoint a new warrant agent. On any new appointment, the new warrant agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall execute the same in favour of the new warrant agent.

(b) Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Warrant Agent for the time being is a party shall be the successor Warrant Agent under this Indenture without any further act.

8.7 Indenture Legislation

The Company and the Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.8 Notice

The Warrant Agent is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

8.9 Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Company of the proceeds of the Warrants exercised hereunder.

8.10 No Inquiries

The Warrant Agent is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept, act and rely upon the resolutions, opinions, certificates or other documents. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company's covenants hereunder.

8.11 Warrant Agent Not Required to Give Security

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.12 No Conflict of Interest

The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.6.

8.13 Warrant Agent Not Ordinarily Bound

The Warrant Agent is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder. The obligation of the Warrant Agent to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing to do so by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any loss, damage or liability by reason thereof.

8.14 Warrant Agent May Deal in Instruments

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.15 Recitals or Statements of Fact Made by Company

Subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.16 Warrant Agent's Discretion Absolute

The Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof. The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interest and the interest of Warrantholders.

8.17 No Representations as to Validity

The Warrant Agent is not:

(a) under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or in respect of the validity or the execution of any Warrant issued hereunder;

(b) responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

(c) by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Company and not upon the Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18 Acceptance of Trusts

The Warrant Agent hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19 Warrant Agent's Authority to Carry on Business

The Warrant Agent represents to the Company that at the date hereof it is authorized to carry on business of a transfer agent in the Province of Ontario. If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in each of the provinces and territories of Canada, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in the Province of Ontario, either become so authorized or resign in the manner and with the effects specified in Section 8.6.

8.20 Indemnification of Warrant Agent

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent as well as its directors, officers and employees from and against any and all liabilities, losses (other than loss of profits), damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature arising directly or indirectly out of the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the negligence, wilful misconduct, bad faith or fraud of the Warrant Agent or breach of its standards of care contemplated by this Article 8. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21 Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

8.22 Cash Balances

The Warrant Agent may retain any cash balance held in connection with this Warrant Indenture and may, but need not, hold the same in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian chartered bank; but the Warrant Agent, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to the Company or any other person or entity other than at an interest rate, if any, established from time to time by the Warrant Agent, its Affiliates or a Canadian chartered bank.

For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the *Canada Business Corporations Act* ("CBCA").

ARTICLE 9
NOTICES

9.1 Notice to Company and Warrant Agent

Any notice to the Company or the Warrant Agent under the provisions of this Indenture is valid and effective if in writing delivered or sent by facsimile:

(a) to the Company at:

Zazu Metals Corporation
120 Adelaide Street West
Suite 2500

Toronto, Ontario M5H 1T1

Attention: Dennis H. Peterson
Fax: (416) 352-5693
with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 4200
66 Wellington Street West
Toronto, Ontario
M5K 1N6

Attention: John M. Sabetti
Fax: (416) 364-7813

(b) to the Warrant Agent at:

Olympia Transfer Services Inc.
120 Adelaide Street West
Suite 920
Toronto, Ontario M5H 1T1

Attention: Vice-President Eastern Operations
Fax: (416) 364-1827

and is deemed to have been effectively given on the date of delivery if delivered and on the first Business Day following the date of transmission if sent by facsimile.

9.2 Notice to Warrantholders

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Warrant Agent and if in the case of joint holders of any Warrants more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the third Business Day following the date of the postmark on such notice if delivered by mail. Any notice to be given hereunder to Warrantholders shall also be provided to Raymond James Ltd., on behalf of the Agents, at Scotia Plaza, Suite 5300-40 King Street West, Toronto, Ontario M5H 3Y2, Attention: David Greifenberger, Facsimile No.: (416) 777-7114.

(b) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the city of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

ARTICLE 10
POWER OF BOARD OF DIRECTORS

10.1 Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1 Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2 Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3 No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4 Suits By Warrantholders

(a) No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless holders of at least 25% of the Warrants have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Warrant Agent, if any when so requested by the Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding or the Warrant Agent has advised the Warrantholders in writing that it will not take any of the actions requested by such Warrantholders even if the Warrant Agent were to be provided with sufficient funds and security and indemnity satisfactory to it as contemplated by this Section 11.4 (a).

(b) Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.5 Warrant Agent May Institute All Proceedings

(a) The Warrant Agent will also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised will be necessary or advisable to preserve and protect the interests of the Warrantholders.

(b) Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as trustee of an express trust, and any recovery of judgment will be for the rateable benefit of the holders of the Warrants subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent will be a party) the Warrant Agent will be held to represent all the holders of the Warrants, and it will not be necessary to make any holders of the Warrants parties to any such proceeding.

11.6 Assignment and Enurement

Neither this Indenture nor any right or obligation hereunder may be assigned by either party without the prior consent of the other party. This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and permitted assigns.

11.7 Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date of December 19, 2007; however, notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.

IN WITNESS WHEREOF the Company has caused this Warrant Indenture to be executed and the Warrant Agent has caused this Warrant Indenture to be countersigned by its duly authorized officers as of December 19, 2007.

ZAZU METALS CORPORATION

Per: signed *"Gil Atzmon"*
Name: Gil Atzmon
Title: Chairman & C.E.O.

OLYMPIA TRANSFER SERVICES INC.

Per: signed *"Richard Barnowski"*
Name: Richard Barnowski
Title: Vice President – Eastern Operations

Per: signed *"Lisa Clarkin"*
Name: Lisa Clarkin
Title: Account Officer

SCHEDULE "A"

SPECIMEN FORM OF WARRANT CERTIFICATE

SCHEDULE "B"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Olympia Transfer Services Inc.

as Warrant Agent
for the warrants of
Zazu Metals Corporation

The undersigned (A) acknowledges that the sale of the securities of Zazu Metals Corporation (the "**Corporation**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (B) certifies that (1) it is not an "affiliate" (as that term is defined in Rule 405 under the 1933 Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed in, on or through the facilities of the of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

Dated:

By:

Name:
Title:

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
910 – 475 Howe Street
Vancouver, BC
V6C 2B3

2. Date of Material Change

March 3, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on March 3, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu Metals has hired Matthew Ford as Vice President, Corporate Development.

5. Full Description of Material Change

Matthew Ford has joined the Company as Vice President, Corporate Development. Mr. Ford has 14 years experience with mining and exploration companies. Mr. Ford founded an exploration services company and worked as a geologist in West Africa, Australia and the UK. He later worked as a research analyst and portfolio manager focusing on the mining sector which provided extensive travel to evaluate mineral properties. Mr. Ford completed his B.Sc. in Exploration and Mining Geology at the University of Wales, College of Cardiff and his M.Sc in Mineral Resources Engineering and Management at Nottingham University, England.

Mr. Ford has been granted 150,000 options in accordance with the Company's stock option plan. These options are at an exercise price of CDN$1.75 and expire in March 2013.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact either Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President , Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

March 3, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU METALS HIRES MATTHEW FORD AS VICE PRESIDENT, CORPORATE DEVELOPMENT

Vancouver, BC (March 3, 2008) – Zazu Metals Corporation (TSX – ZAZ, the "Company") is pleased to announce that Matthew Ford has joined the Company as Vice President, Corporate Development. Mr. Ford has 14 years experience with mining and exploration companies.

Mr. Ford founded an exploration services company and worked as a geologist in West Africa, Australia and the UK. He later worked as a research analyst and portfolio manager focusing on the mining sector which provided extensive travel to evaluate mineral properties.

Mr. Ford completed his B.Sc. in Exploration and Mining Geology at the University of Wales, College of Cardiff and his M.Sc in Mineral Resources Engineering and Management at Nottingham University, England.

Mr. Ford has been granted 150,000 options in accordance with the Company's stock option plan. These options are at an exercise price of CDN$1.75 and expire in March 2013.

Zazu Metals Corporation is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Additional information about the company can be found on the Company's website at www.zazumetals.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com

or

Ralf Langner
Vice President, Finance & CFO
Tel: 604 638-3799
Email: rlangner@zazumetals.com

SCHEDULE "A"

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU METALS HIRES MATTHEW FORD AS VICE PRESIDENT, CORPORATE DEVELOPMENT

Vancouver, BC (March 3, 2008) – Zazu Metals Corporation (TSX – ZAZ, the "Company") is pleased to announce that Matthew Ford has joined the Company as Vice President, Corporate Development. Mr. Ford has 14 years experience with mining and exploration companies.

Mr. Ford founded an exploration services company and worked as a geologist in West Africa, Australia and the UK. He later worked as a research analyst and portfolio manager focusing on the mining sector which provided extensive travel to evaluate mineral properties.

Mr. Ford completed his B.Sc. in Exploration and Mining Geology at the University of Wales, College of Cardiff and his M.Sc in Mineral Resources Engineering and Management at Nottingham University, England.

Mr. Ford has been granted 150,000 options in accordance with the Company's stock option plan. These options are at an exercise price of CDN$1.75 and expire in March 2013.

Zazu Metals Corporation is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Additional information about the company can be found on the Company's website at www.zazumetals.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com

or

Ralf Langner
Vice President , Finance & CFO
Tel: 604 638-3799
Email: rlangner@zazumetals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
910 – 475 Howe Street
Vancouver, BC
V6C 2B3

2. Date of Material Change

February 26, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on February 26, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu Metals to prepare current Lik resource to meet NI 43-101 standards.

5. Full Description of Material Change

Zazu Metals is retaining Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") of Toronto, Ontario, Canada to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report on the Lik zinc-lead-silver deposit in northwestern Alaska. The Lik deposit, located in the Red Dog camp, is one of the largest of its kind. The amended Scott Wilson RPA report of November 30, 2007 disclosed the presence of a historical resource of 22.7 million tonnes grading 8.8% zinc, 3% lead and 41 g/t silver in the Lik South deposit. This historical resource indicates the magnitude of the potential mineralization on the property. As discussed below, the deposit received a significant amount of drill testing. Core from the previous drilling campaigns is available.

Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program, which consisted of 11 holes comprising approximately 4,600 feet (1,400 metres) with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

Zazu is the operator at Lik and holds a 50/50 joint venture with Teck Cominco Limited. Zazu has the exclusive right to dilute Teck Cominco to a 20 per cent interest in the Lik deposit by incurring certain expenditures prior to 2018. During the 2008 field season, Zazu plans to complete up to 30,000 feet (10,000 metres) of additional diamond drilling together with geophysical surveys and intensive environmental studies that commenced in 2007.

Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, is the Company`s qualified person as defined by National Instrument 43-101.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact either Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President , Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

February 26, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU METALS TO PREPARE CURRENT LIK RESOURCE TO MEET NI 43-101 STANDARDS

Vancouver, BC (February 26, 2008) – Zazu Metals Corporation (TSX – ZAZ, the "Company") is pleased to announce that the Company is retaining Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") of Toronto, Ontario, Canada to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report on the Lik zinc-lead-silver deposit in northwestern Alaska. The Lik deposit, located in the Red Dog camp, is one of the largest of its kind. The amended Scott Wilson RPA report of November 30, 2007 disclosed the presence of a historical resource of 22.7 million tonnes grading 8.8% zinc, 3% lead and 41 g/t silver in the Lik South deposit. This historical resource indicates the magnitude of the potential mineralization on the property. As discussed below, the deposit received a significant amount of drill testing. Core from the previous drilling campaigns is available.

Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program, which consisted of 11 holes comprising approximately 4,600 feet (1,400 metres) with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

Zazu is the operator at Lik and holds a 50/50 joint venture with Teck Cominco Limited. Zazu has the exclusive right to dilute Teck Cominco to a 20 per cent interest in the Lik deposit by incurring certain expenditures prior to 2018. During the 2008 field season, Zazu plans to complete up to 30,000 feet (10,000 metres) of additional diamond drilling together with geophysical surveys and intensive environmental studies that commenced in 2007.

About Zazu Metals Corporation

Zazu Metals Corporation is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu currently has in excess of $9.5 million which is more than

SCHEDULE "A"

sufficient working capital to accomplish its current and future planned work programs. Additional information about the company can be found on the Company's website at www.zazumetals.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Michael A. Steeves	or	Ralf Langner
President & COO		Vice President , Finance & CFO
Tel: 604 638-3941		Tel: 604 638-3799
Email: msteeves@zazumetals.com		Email: rlangner@zazumetals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Zazu Metals Corporation
375 Water Street, Suite 375
Vancouver, British Columbia, V6B 5C6
Tel: 604 638-0977
Fax: 604 662-8429

June 26, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
P.E.I. Securities Commission
Newfoundland Securities Commission

Dear Sirs:

Re: Zazu Metals Corporation
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI51-102")

Following the annual meeting of shareholders of Zazu Metals Corporation, held on June 25, 2008 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	* The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditors	* PricewaterhouseCoopers LLP, Chartered Accountants elected by a majority of shareholders on a show of hands

Trusting the whole is to your satisfaction, we remain,

Yours truly,

ZAZU METALS CORPORATION

"Ralf Langner"

Per: Ralf Langner
Chief Financial Officer

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU STARTS FIRST HOLE OF THE SUMMER PROGRAM AT THE LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, June 10th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce the on time start of the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

The first hole was collared on June 2nd, one day after the opening of the camp. Zazu's newly purchased second drill has also arrived at site. It is assembled, crewed and now drilling.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done - results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased and received a second drill rig. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver and represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 and are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short-term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email: mford@zazumetals.com

Or

Michael A. Steeves
President & COO
Tel: 604 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

June 10, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on June 10, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu starts first hole of the summer program at the Lik zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu announces the on time start of the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

The first hole was collared on June 2nd, one day after the opening of the camp. Zazu's newly purchased second drill has also arrived at site. It is assembled, crewed and now drilling.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done - results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased and received a second drill rig. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver and represents one of the largest undeveloped zinc–lead deposits in the world. These historical estimates predate NI 43-101 and are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

June 10, 2008

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU STARTS FIRST HOLE OF THE SUMMER PROGRAM AT THE LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, June 10th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce the on time start of the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

The first hole was collared on June 2nd, one day after the opening of the camp. Zazu's newly purchased second drill has also arrived at site. It is assembled, crewed and now drilling.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done - results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased and received a second drill rig. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver and represents one of the largest undeveloped zinc–lead deposits in the world. These historical estimates predate NI 43-101 and are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (www.teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email: mford@zazumetals.com

Or

Michael A. Steeves
President & COO
Tel: 604 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

June 4, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on June 4, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu receives metallurgical results for the Lik zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu announces the receipt of positive results from the metallurgical testing of samples from the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska.

Recoveries for zinc were 87% into a concentrate grading 52% and lead recoveries reached as high as 81% into a concentrate grading 57%. However, test results indicate that lower lead recoveries of approximately 70% would yield a concentrate grade of 70%, which would be more marketable to smelters. The ultimate decision on grade and recovery will be determined through a marketing analysis at the feasibility stage. It should be noted that the Lik results are the first metallurgical tests conducted by Zazu, and Zazu will continue to work on improving the metallurgical results through optimization of the processing methods.

These concentrate grades and recoveries are similar to past test work conducted on similar grade samples taken from the property, as well as the Red Dog mine. According to the Red Dog NI 43-101 report of March 2007, Red Dog zinc recovery is 83.6% into a concentrate of 55% zinc, and lead recovery of 61.4% into a concentrate of 56.1% lead in 2006

Zazu commissioned G&T Metallurgical Services Ltd. (G & T) of Kamloops, B.C. to complete early stage metallurgical testing on a 320kg composite sample from the 2007 drilling program, and engaged Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to direct and review the G & T program. Kevin Scott, P.Eng., Principal Metallurgist of Scott Wilson RPA, oversaw the G&T program. G & T has previously completed metallurgical testing on other deposits in the Red Dog camp on behalf of Teck.

G & T demonstrated the production of saleable grade concentrates using a standard sequential lead–zinc flotation scheme, used in processing ore from many zinc – lead deposits, and stated that: "in terms of concentrate grades and recoveries, (Lik) compares most favorably to those observed in many lead-zinc operations successfully processing stratiform style ore types." The concentrates were essentially free of deleterious components which are of concern to zinc and lead smelters; the notable exceptions are unusually higher Silica and Fluorine contents observed in the Zinc concentrate. Further test work will focus on reducing these deleterious elements in the zinc concentrate.

Zazu is now focusing on the 2008 exploration and development program, which is expected to commence June 1st. Zazu will be running a two drill rig program to further the development of a NI-43101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

June 4, 2008

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU RECEIVES METALLURGICAL RESULTS FOR THE LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, June 4th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce the receipt of positive results from the metallurgical testing of samples from the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska.

Recoveries for zinc were 87% into a concentrate grading 52% and lead recoveries reached as high as 81% into a concentrate grading 57%. However, test results indicate that lower lead recoveries of approximately 70% would yield a concentrate grade of 70%, which would be more marketable to smelters. The ultimate decision on grade and recovery will be determined through a marketing analysis at the feasibility stage. It should be noted that the Lik results are the first metallurgical tests conducted by Zazu, and Zazu will continue to work on improving the metallurgical results through optimization of the processing methods.

These concentrate grades and recoveries are similar to past test work conducted on similar grade samples taken from the property, as well as the Red Dog mine. According to the Red Dog NI 43-101 report of March 2007, Red Dog zinc recovery is 83.6% into a concentrate of 55% zinc, and lead recovery of 61.4% into a concentrate of 56.1% lead in 2006

Zazu commissioned G&T Metallurgical Services Ltd. (G & T) of Kamloops, B.C. to complete early stage metallurgical testing on a 320kg composite sample from the 2007 drilling program, and engaged Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to direct and review the G & T program. Kevin Scott, P.Eng., Principal Metallurgist of Scott Wilson RPA, oversaw the G&T program. G & T has previously completed metallurgical testing on other deposits in the Red Dog camp on behalf of Teck.

G & T demonstrated the production of saleable grade concentrates using a standard sequential lead–zinc flotation scheme, used in processing ore from many zinc – lead deposits, and stated that: *"in terms of concentrate grades and recoveries, (Lik) compares most favorably to those observed in many lead-zinc operations successfully processing stratiform style ore types."* The concentrates were essentially free of deleterious components which are of concern to zinc and lead smelters; the notable exceptions are unusually higher Silica and Fluorine contents observed in the Zinc concentrate. Further test work will focus on reducing these deleterious elements in the zinc concentrate.

Zazu is now focusing on the 2008 exploration and development program, which is expected to commence June 1st. Zazu will be running a two drill rig program to further the development of a NI-43101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Kevin Scott, P.Eng., Principal Metallurgist with Scott Wilson RPA, who is a qualified person under NI-43101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	Or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: 604 878-9298
Email: mford@zazumetals.com		Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU RECEIVES METALLURGICAL RESULTS FOR THE LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, June 4th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce the receipt of positive results from the metallurgical testing of samples from the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska.

Recoveries for zinc were 87% into a concentrate grading 52% and lead recoveries reached as high as 81% into a concentrate grading 57%. However, test results indicate that lower lead recoveries of approximately 70% would yield a concentrate grade of 70%, which would be more marketable to smelters. The ultimate decision on grade and recovery will determined through a marketing analysis at the feasibility stage. It should be noted that the Lik results are the first metallurgical tests conducted by Zazu, and Zazu will continue to work on improving the metallurgical results through optimization of the processing methods.

These concentrate grades and recoveries are similar to past test work conducted on similar grade samples taken from the property, as well as the Red Dog mine. According the to Red Dog NI 43-101 report of March 2007, Red Dog zinc recovery is 83.6% into a concentrate of 55% zinc, and lead recovery of 61.4% into a concentrate of 56.1% lead in 2006

Zazu commissioned G&T Metallurgical Services Ltd. (G & T) of Kamloops, B.C. to complete early stage metallurgical testing on a 320kg composite sample from the 2007 drilling program, and engaged Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to direct and review the G & T program. Kevin Scott, P.Eng., Principal Metallurgist of Scott Wilson RPA, oversaw the G&T program. G & T has previously completed metallurgical testing on other deposits in the Red Dog camp on behalf of Teck.

G & T demonstrated the production of saleable grade concentrates using a standard sequential lead–zinc flotation scheme, used in processing ore from many zinc – lead deposits, and stated that: "*in terms of concentrate grades and recoveries, (Lik) compares most favorably to those observed in many lead-zinc operations successfully processing stratiform style ore types.*" The concentrates were essentially free of deleterious components which are of concern to zinc and lead smelters; the notable exceptions are unusually higher Silcia and Flourine contents observed in the Zinc concentrate. Further test work will focus on reducing these deleterious elements in the zinc concentrate.

Zazu is now focusing on the 2008 exploration and development program, which is expected to commence June 1st. Zazu will be running a two drill rig program to further the development of a NI-43101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete initial metallurgical testing (done) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Kevin Scott, P.Eng., Principal Metallurgist with Scott Wilson RPA, who is a qualified person under NI-43101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email: mford@zazumetals.com

Or

Michael A. Steeves
President & COO
Tel: 604 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

PROXY

ANNUAL MEETING OF SHAREHOLDERS

June 25, 2008

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ZAZU METALS CORPORATION

The undersigned shareholder of Zazu Metals Corporation (the "Corporation") hereby nominates, constitutes and appoints Gil Atzmon, Chief Executive Officer, or failing him, Ralf O. Langner, Chief Financial Officer, or instead of any of them, ________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 25th day of June, 2008, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For ____ or to Withhold From Voting ____ in respect of the election of directors proposed by management.

2. To Vote For _______ or to Withhold From Voting ________ in respect of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 and 2, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ________day of_______________, 2008.

PRINT NAME: ______________________________

SIGNATURE:_______________________________

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

ZAZU METALS CORPORATION

NOTICE OF ANNUAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

May 23, 2008

ZAZU METALS CORPORATON

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Zazu Metals Corporation (the "Corporation") will be held at the Nootka Room, Fairmount Waterfront Centre Hotel, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6, on Wednesday, the 25th day of June, 2008, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2007, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration; and

4. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2007. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Vancouver, British Columbia this 23rd day of May, 2008.

BY ORDER OF THE BOARD

(Signed): "Gil Atzmon"
GIL ATZMON – CHAIRMAN

ZAZU METALS CORPORATION
Suite 910
475 Howe Street
Vancouver, British Columbia
V6C 2B3

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Zazu Metals Corporation ("Zazu" or the "Corporation") to be held on 25th day of June 2008 at 10:00 a.m. (Vancouver Time) at the Nootka Room, Fairmount Waterfront Centre Hotel, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6, and at any continuation thereof after an adjournment.

The information contained herein is given as of December 31, 2007, except as otherwise stated.

SECTION I - VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to Shareholders of this Circular will be on or about May 23, 2008. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular remuneration, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares and Principal Shareholders

The Board of Directors of Zazu has fixed May 23, 2008 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such Shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of May 23, 2008, there were 30,663,771 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders consists of two (2) persons present in person or by proxy.

The following table shows, as of the date of this Circular, each person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of Class of Outstanding Voting Securities of the Corporation (1)
Gil Atzmon	3,285,000	10.7%

Notes:

(1) Based on 30,663,771 Common Shares issued and outstanding as at the date hereof.

Registered Shareholders

Registered shareholders are Shareholders whose Common Shares are held in their own name and they will receive a proxy form in their own name.

Non-Registered/Beneficial Shareholders

Beneficial Shareholders are Shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee - this could be a bank, trust Corporation, securities broker or other financial institution (and is known as holding in "street form").

If you are a non-registered Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Olympia Transfer Services Inc.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Zazu. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Zazu at its registered office at Suite 910, 475 Howe Street, Vancouver, British Columbia V6C 2B3, or to the transfer agent for the Common Shares, Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1, in either case to be received not later than the close of business on June 23, 2008 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Shareholder as specified thereon.

If you have appointed a person who was designated by Zazu to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any

matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted:

(1) FOR the election of the persons nominated for election as directors of Zazu; and

(2) FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of Zazu and to authorize the Board of Directors to fix the remuneration of the auditor.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

Revocability of Proxies

A Shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations* (**"NI-51-102"**), a Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

SECTION II - BUSINESS OF THE MEETING

1. Financial Statements and Auditor's Report

The Management's Discussion and Analysis, the audited consolidated financial statements of Zazu for the year ended December 31, 2007, and the auditor's report on those financial statements, are included with the mailing of this Circular and available on SEDAR at www.sedar.com. Additional copies may be obtained from Zazu upon request.

2. Election of Directors

The articles of Zazu provide that the board of directors of Zazu (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at five (5).

The nominees for election as directors of Zazu are listed below, all of whom are currently serving as directors of Zazu. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Each of such nominees, if elected, will serve until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

The following table sets out the names of the five (5) nominees, their principal occupation or employment and the year from which each has continually served as a director of Zazu. The table also sets out, as of May 23, 2008, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in

Zazu. Each nominee as director has supplied the information concerning the number of Common Shares over which he exercises control or direction.

NOMINEES FOR ELECTION AS DIRECTORS

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Common Shares
Gil Atzmon San Antonio, Texas Director since November 2006	Chairman, Chief Executive Officer and Director	Officer of the Corporation	3,285,000
Michael A. Steeves Vancouver, British Columbia Director since November 2006	President, Chief Operating Officer and Director	Officer of the Corporation	912,500
Dennis H. Peterson(1)(2)(3) Toronto, Ontario Director since November 2006	Director	Solicitor	100,000
Bryan Morris (1)(2)(3) Vancouver, British Columbia Director since July 2007	Director	Chief Financial Officer of Andean American and Sinchao Metals	Nil
Paul F. Saxton(1)(2)(3) Furry Creek, BC Director since July 2007	Director	Chief Executive Officer and President of Lincoln Gold Corp. and Chairman and Chief Operating Officer of Pinnacle Mines ltd.	Nil

Notes:
(1) Member of the Audit Committee. Bryan Morris is Chairman of the Audit Committee.
(2) Member of the Compensation Committee. Paul F. Saxton is Chairman of the Compensation Committee.
(3) Member of the Nominating and Corporate Governance Committee. Dennis H. Peterson is the Chairman of the Nominating and Corporate Governance Committee.

3. Re-Appointment of Auditors

The Board of Directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be re-appointed as Zazu's auditors to hold office until the close of the next annual meeting and that the Board of Directors be authorized to fix their remuneration as such.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting. See "Section III - Executive Compensation and Other Information - Disclosure of Auditor Fees".

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote at the meeting for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. The proposal requires the approval of a majority of the votes cast at the meeting.

SECTION III - EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of Directors

The Corporation remunerates its directors, on an annual basis, as follows: (i) the Chairman of the board of directors who is not an executive officer receives a base fee of Cdn.$15,000; and (ii) each other director receives a base fee of Cdn.$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings.

Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) Cdn.$10,000 to chair the Audit Committee; (ii) Cdn.$5,000 to chair the Corporate Governance Committee; and (iii) Cdn.$5,000 to chair the Compensation and Nomination Committee.

The directors who are also employees of the Corporation (or any of its subsidiaries) do not receive any compensation for serving as directors.

Officers of the Corporation

The following table sets out the officers of the Corporation and, as of May 23, 2008, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Zazu.

OFFICERS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options
GIL ATZMON Resident of San Antonio, Texas Chairman and Chief Executive Officer of Zazu Director of Zazu since 2006	3,285,000[(1)]	800,000
MICHAEL A. STEEVES Resident of Vancouver, British Columbia President and Chief Operating Officer of Zazu Director of Zazu since 2006	912,500[(2)]	350,000
RALF O. LANGNER Resident of Vancouver, British Columbia Chief Financial Officer of Zazu	70,000[(3)]	200,000
MARK L. GREENWALD Resident of San Antonio, Texas Vice-President and General Legal Counsel of Zazu	100,000[(4)]	350,000
JOSEPH M. BRITTON Resident of Anchorage, Alaska Vice-President, Exploration of Zazu	100,000[(4)]	350,000
MATTHEW T. FORD Resident of San Antonio, Texas Vice-President, Corporate Development of Zazu	nil	150,000

Notes:

(1) Represents approximately 10.7% of outstanding Common Shares.
(2) Represents approximately 3.0% of outstanding Common Shares.
(3) Represents approximately 0.2% of outstanding Common Shares.
(4) Represents approximately 0.3% of outstanding Common Shares.

Summary Compensation Table

The table below sets forth information concerning the compensation paid to the Corporation's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice-President, General Legal Counsel as required to be disclosed in accordance with applicable securities regulations (the "**Named Executive Officers**") during the Corporation's two financial years ended December 31, 2007 and December 31, 2006:

"Named Executive Officers" means the following individuals:

i) each CEO;

ii) each CFO;

iii) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

iv) any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

Such information includes the following: the salary earned, the bonus, any other compensation, including the specific benefits and other personal benefits, the options granted under the Stock Option Plan of the Corporation and any other compensation which is not disclosed elsewhere.

As at December 31, 2007, the end of the most recently completed financial year of the Corporation, the Corporation had four Named Executive Officers, whose names and positions held within the Corporation are set out in the summary compensation table below.

Summary Compensation Table

		ANNUAL COMPENSATION			LONG TERM COMPENSATION			
Name and Principal Position	**Year**	**Salary ($US)**	**Bonus ($US)**	**Other ($US)**	**Options (#) [1]**	**Restricted Shares/Units (#)**	**LTIP Payouts $**	**All Other Compen-sation ($)**
Gil Atzmon Chairman and Chief Executive Officer	2007 2006	$152,083 Nil	Nil $100,000	Nil Nil	800,000 Nil	Nil Nil	Nil Nil	Nil Nil
Michael A. Steeves President and Chief Operating Officer	2007 2006	$138,701 Nil	Nil $50,000	Nil Nil	350,000 Nil	Nil Nil	Nil Nil	Nil Nil
Ralf O. Langner Chief Financial Officer	2007 2006	$27,089 Nil	Nil Nil	Nil Nil	200,000 Nil	Nil Nil	Nil Nil	Nil Nil
Mark L. Greenwald Vice-President, General Legal Counsel and Corporate Secretary	2007 2006	$66,667 $10,000	Nil Nil	Nil Nil	350,000 Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

Zazu Stock Option Plan

Overview

The Corporation has established a stock option plan in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation and its subsidiaries as well as to assist the Corporation and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the stock option plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Corporation.

The stock option plan is administered by the Corporation's Compensation and Nomination Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. Stock options granted under the plan are non-transferable other than in accordance with the plan, must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the Compensation and Nomination Committee, and are subject to the approval of any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, they will terminate 90 days following termination.

Unless the Compensation and Nomination Committee determines otherwise, stock options issued by the Corporation are subject to a vesting schedule as follows: 1/3 after 90 days; 1/3 upon the first anniversary of grant; and 1/3 upon the 18th month anniversary of grant. The maximum number of Common Shares to be reserved for issuance to insiders of the Corporation upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of the stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2007, information concerning securities authorized for issue under the Stock Option Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under the Stock Option Plan
Stock Option Plan previously approved by security holders	2,775,000	$1.75	291,377 (1)

Notes:

(1) Based on 30,663,771 Common Shares issued and outstanding as at the date hereof, which allows for the reservation of up to 3,066,377 Common Shares pursuant to the grant of stock options on the basis that stock options granted under the stock option plan may not exceed 10% of the number of outstanding Common Shares at any given time.

The following table sets forth information concerning the aggregated stock options granted to the Named Executive Officers of the Corporation during 2007.

Aggregated Option Grants during the Most Recently Completed Financial Year Ended December 31, 2007

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)(1)	Exercise Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiry Date
Gil Atzmon Chairman and Chief Executive Officer	800,000	28.83%	$1.75	$1.75	Dec. 19, 2012
Michael A. Steeves President and Chief Operating Officer	350,000	12.6%	$1.75	$1.75	Dec. 19, 2012
Ralf O. Langner Chief Financial Officer	200,000	7.21%	$1.75	$1.75	Dec. 19, 2012
Michael L. Greenwald Vice-President, General Legal Counsel and Corporate Secretary	350,000	12.6%%	$1.75	$1.75	Dec. 19, 2012

(1) Options to acquire a total of 2,775,000 shares were granted during the 2007 financial period.

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended December 31, 2007 and the aggregate number of outstanding options held by the Named Executive Officers and the value of such options, in each case as at December 31, 2007.

Aggregated Option Exercises during the Twelve Months Ended December 31, 2007 and Stock Option Values as at December 31, 2007

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options as at December 31, 2007 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options as at December 31, 2007 Exercisable/ Unexercisable (1)
Gil Atzmon Chairman and Chief Executive Officer	Nil	N/A	Nil/ 800,000	Nil/Nil
Michael A. Steeves President and Chief Operating Officer	Nil	N/A	Nil/ 350,000	Nil/Nil
Ralf O. Langner Chief Financial Officer	Nil	N/A	Nil/ 200,000	Nil/Nil
Michael L. Greenwald Vice-President, General Legal Counsel and Corporate Secretary	Nil	N/A	Nil/ 350,000	Nil/Nil
	Nil	N/A	Nil/ 1,700,000	Nil / Nil

(1) Value of unexercised in-the-money options at financial year end is the difference between the exercise price of the options and the fair market value of the Common Shares of the Corporation on December 31, 2007 which was $1.60.

Employment Agreements

Consulting Agreement with Gil Atzmon

On August 1, 2007, the Corporation entered into a five-year consulting agreement with Gil Atzmon pursuant to which Mr. Atzmon agreed to act as Chairman and Chief Executive Officer of the Corporation. In consideration for his services, Mr. Atzmon will receive an annual consulting fee of US$185,000, in addition to bonuses granted in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Atzmon is also entitled to be reimbursed all reasonable out-of-pocket expenses (including but not limited to travel, office expenses, and insurance).

The Corporation may terminate the consulting agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Atzmon shall be paid a lump sum equal to one month of his yearly consulting fees.

Employment Agreement with Michael A. Steeves

On August 1, 2007, the Corporation entered into a five-year employment agreement with Michael A. Steeves pursuant to which Mr. Steeves agreed to act as President and Chief Operating Officer of the Corporation. In consideration for his services, Mr. Steeves will receive an annual salary of US$160,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Steeves is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Corporation may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Steeves would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Ralf O. Langner

On December 1, 2007, the Corporation entered into a five-year employment agreement with Ralf O. Langner pursuant to which Mr. Langner agreed to act as Chief Financial Officer of the Corporation. In consideration for his services, Mr. Langner will receive an annual salary of US$150,000 and is eligible to receive a bonus in accordance with his achievement of the performance objectives set initially by the board of directors (and by the Compensation and Nomination Committee going forward), as well as management incentives and stock options. Mr. Langner is also entitled to the reimbursement of all reasonable out-of-pocket expenses and employment benefits.

The Corporation may terminate the employment agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount. In the event of a termination for cause, however, Mr. Langner would be entitled to a lump sum equal to one month of his yearly salary.

Consulting Agreement with Mark L. Greenwald

On August 1, 2007, the Corporation entered into a five-year consulting agreement with Mark L. Greenwald pursuant to which Mr. Greenwald agreed to act as Vice President and General Legal Counsel of the Corporation. In consideration for his services, Mr. Greenwald will receive an annual consulting fee of US$160,000.

With the exception of the job description and the amount of the annual consulting fee, the terms of the consulting agreement between the Corporation and Mr. Greenwald mirror those of the consulting agreement between the Corporation and Gil Atzmon, in terms of the bonus, the incentive stock option plans, and the termination of the agreement.

Indebtedness of Directors, Executive Officers and Senior Officers

There was no indebtedness of any director or officer of the Corporation or of any proposed nominee for election as a director of the Corporation to, or guaranteed or supported by, the Corporation or any of the subsidiaries thereof either pursuant to an employee stock purchase program of the Corporation or otherwise during the financial year of the Corporation ended December 31, 2007.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance on behalf of the directors and officers of the Corporation. The current maximum coverage is US$5,000,000, subject to a deductible of US$25,000 per loss. The current annual premium amounts to US$31,400.

Interests of Management and Others in Material Transactions

As of December 31, 2007, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

Report on Executive Compensation

The Compensation Committee and the Nominating and Corporate Governance Committee of the Board of Directors considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers, excluding the President and Chief Executive Officer. The Nominating and Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the President and Chief Executive Officer. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Paul Saxton (Chair), Bryan Morris and Dennis H. Peterson. Messrs. Saxton and Morris are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of management of the Corporation. Dennis H. Peterson is not an unrelated and independent member of the Board of Directors as discussed under, "Audit Committee - Reliance on Certain Exemptions".

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is composed of Dennis H. Peterson (Chair), Bryan Morris and Paul Saxton. Messrs. Saxton and Morris are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of management of the Corporation. Dennis H. Peterson is not an unrelated and independent member of the Board of Directors as discussed under, "Audit Committee - Reliance on Certain Exemptions".

Compensation Philosophy

The Corporation's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation's executive compensation policy are to:

(a) attract, retain and motivate executives critical to the success of the Corporation;
(b) provide fair, competitive and cost effective compensation programs to its executives;
(c) link the interests of management with those of the Shareholders; and
(d) provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer, excluding the President and Chief Executive Officer. The Nominating & Corporate Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for the President and Chief Executive Officer. Both Committees then submit to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

Basic Salary

In determining the basic salary of an executive officer, the Compensation Committee and Nominating & Corporate Governance Committee place equal weight on the following factors:

(a) the particular responsibilities related to the position;
(b) salaries paid by comparable businesses;
(c) the experience level of the executive officer; and
(d) his or her overall performance.

During the most recently completed financial year, the Corporation has not engaged any external compensation consultants or advisors.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals. When applying the financial performance criteria, the Compensation Committee and Nominating & Corporate Governance Committee consider factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges. In 2006, no bonuses were awarded.

Long-Term Incentives

The Corporation maintains a stock option plan, the "Zazu Stock Option Plan", which has been approved by the Shareholders of the Corporation. In 2007, 2,750,000 stock options were granted to the executive officers of the Corporation on the recommendation of the Compensation Committee and Nominating and Corporate Governance Committee of the Corporation. See "Executive Compensation - Aggregated Option Grants during the Most Recently Completed Financial Year - 2007".

PERFORMANCE GRAPH

Pursuant to National Instrument 51-102-Continuous Disclosure Obligations, an information circular is required to present a performance graph comparing the yearly percentage change in the Corporation's cumulative return over the financial year ended December 31, 2007, for the Corporation's Common Shares, compared to the S&P/TSX Composite Index (assuming reinvestment of dividends). As the Corporation's Common Shares only commenced trading on December 19, 2007, it has been determined that there are too few trading days in 2007 to make such a performance graph meaningful and, accordingly, the performance graph has been omitted.

SECTION IV – CORPORATE GOVERNANCE

Zazu believes that good corporate governance is an essential element in a well-managed Corporation. Zazu follows the corporate governance practices recommended by National Policy 58-201, Corporate Governance Guidelines, adopted by Canadian Securities Administrators, and exceeds those guidelines where deemed appropriate. The following is a description of the Corporation's corporate governance practices made in accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by Canadian Securities Administrators, herein referred to as, "**NI 58-101**".

Name of Director	Independent	Basis for Determination of Independence [1]	Attendance at Board of Director Meetings held during Most Recently Completed Financial Year[2]	Other Reporting Issuers of which the Director serves as a director
Gil Atzmon	No	Officer of Zazu	Attended all meetings	Columbus Gold Corp. MAX Resource Corp. Wealth Minerals Ltd.
Michael A. Steeves	No	Officer of Zazu	Attended all meetings	Augusta Resource Corporation Forum Uranium Corp. Sargold Resource Corporation Ventana Gold Corp. Wildcat Silver Corporation
Bryan Morris	Yes	No direct or indirect material relationship with Zazu	Attended all meetings	Andean American Mining Corp. Animas Resources Ltd. Inca Pacific Resources Inc. Mediterranean Resources Ltd. Sinchao Metals Corp.
Dennis H. Peterson	No	Provides legal services to Zazu	Attended all meetings	EM Resources Inc. GGD Resources Inc. Probe Mines Limited SL Resources Inc.
Paul F. Saxton	Yes	No direct or indirect material relationship with Zazu	Attended all meetings	Lincoln Gold Corp. Pinnacle Mines Ltd.

Notes:

(1) To be considered independent, a member of the Board of Directors must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

(2) The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the most recently completed financial year, the Board of Directors met six (6) times.

The Board of Directors, as proposed in this Circular for election at the Meeting, will consist of five (5) members, of whom the Board of Directors has determined that two (2) are "independent" for purposes of NI 58-101. These two (2) directors are Messrs. Morris and Saxton.

To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

- when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, one meeting of the independent directors was held, and it is the Corporation's policy to hold at least one meeting of the independent board of directors during each financial year;

- under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

- the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee consist of a majority of independent directors who meet independent of management directors; and

- in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

- to supervise the management of the business and affairs of the Corporation; and
- to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

- the strategic planning process of the Corporation;
- identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- a communications policy for the Corporation to facilitate communications with investors and other interested parties; and
- the integrity of the Corporation's internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual directors.

Position Descriptions

The Board of Directors of the Corporation has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

Orientation and Continuing Education

New directors receive an orientation on the role of the Board, its Committees and its directors, and the nature and operation of the Corporation's business, which consists of the following:

- an orientation session with senior officers to overview the Corporation's business and affairs
- an orientation session with the Chairman and the Chairperson of each standing Committee

- an orientation session with legal counsel and the representatives of the Corporation's auditors

Continuing education is provided to directors through provision of literature regarding current developments and annual seminars on corporate governance developments. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The Board of Directors of the Corporation has adopted a written code for the directors, officers and employees of the Corporation. Copies of the Code of Conduct are available upon written request from the Chief Financial Officer of the Corporation. The Audit Committee is responsible for ensuring compliance with the Corporation's code of conduct. There have been no departures from the Corporation's code of conduct during the most recently completely financial year.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

- the Corporation's annual business plan and budget;
- major acquisitions or dispositions by the Corporation; and
- transactions which are outside of the Corporation's existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation's directors, officers and employees.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

Committees of the Board of Directors

The Board of Directors has three (3) standing committees:

- the Audit Committee;
- the Nominating and Corporate Governance Committee; and
- the Compensation Committee.

The majority of all of the committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, *ad hoc* committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The members of the Audit Committee are Messrs. Bryan Morris (Chair), Paul Saxton and Dennis H. Peterson. During 2007, the Audit Committee met four (4) times.

The Audit Committee of the Corporation's Board of Directors is principally responsible for:

a) recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each annual meeting and negotiating the compensation of such external auditor;

b) overseeing the work of the external auditor;

c) reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d) reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee's Charter

The Corporation's Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Management Information Circular.

Composition of the Audit Committee

All of the members of the Corporation's Audit Committee are "financially literate" and a majority are "independent" within the meaning of Multilateral Instrument 52-110 – *Audit Committees* (**"MI 52-110"**).

Name of Member	Independent [1]	Financially Literate [2]
Brian Morris	Yes	Yes
Paul Saxton	Yes	Yes
Dennis H. Peterson	No	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Dennis H. Peterson is not an unrelated and independent member of the Board of Directors as discussed under, "Audit Committee – Reliance on Certain Exemptions".

Relevant Education and Experience

Bryan Morris was Vice-President, Finance of Cominco Resources International Ltd. and held senior positions in Teck Cominco Limited's financial organization. He is also currently the Chief Financial Officer of Andean American Mining Corp., Sinchao Metals Corp. and Inca Pacific Resources Inc. He is a Fellow of the Chartered Institute of Management Accountants (United Kingdom).

Paul Saxton is the Chief Operating Officer of Pinnacle Mines Ltd. and was the Chief Operating Officer of Doublestar Resources Ltd. He holds a Master of Business Administration from the University of Western Ontario.

Dennis H. Peterson is a securities lawyer and the principal of Peterson Law Professional Corporation, a Toronto-based securities law boutique focusing on resource companies.

Reliance on Certain Exemptions

Pursuant to MI 52-110, all members of the Audit Committee of the Corporation must be independent. Dennis H. Peterson is not independent as the law firm which employs him, Peterson Law Professional Corporation, invoiced the Corporation for a total of $277,700 in legal services for the financial year of the Corporation ended December 31, 2007 (2006 - $42,766). All other members of the Audit Committee consisting of Messrs. Saxton and Morris are considered to be independent members of the Audit Committee for the purposes of MI 52-110.

The Corporation is relying on the independence exemption in section 3.2(3) of MI 52-110 with respect to Dennis H. Peterson which provides that a director who is not independent may serve as a member of the Audit Committee for the first fiscal year following an initial public offering provided a majority of the members are independent. The Corporation completed an initial public offering in December 2007 and, accordingly, this exemption may be relied upon for the financial year ended December 31, 2008.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in "Specific Duties - Oversight of the Independent Auditor" of the Charter. Pursuant to the Charter for the Audit Committee, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2007	$10,000	$81,740	$nil	$10,000
December 31, 2006	$nil	$nil	$nil	$nil

Notes:

(1) The aggregate fees billed for audit services.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4) The aggregate fees billed for professional services other than those listed in the other columns.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Dennis H. Peterson (Chair), Bryan Morris and Paul Saxton. During fiscal 2007, the Nominating and Corporate Governance Committee met three (3) times.

The purposes of the Nominating and Corporate Governance Committee are:

- to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee);
- to review and set out recommendations for the remuneration of the President & Chief Executive Officer of Zazu; and
- to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Zazu.

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board of Directors, on an annual basis, the requisite skills and characteristics of prospective board members as well as the composition of the Board of Directors as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board of Directors. The board identifies new candidates for board nomination by considering experience and qualifications in the areas of mining, financial reporting, capital markets and public Corporation stewardship. The Board of Directors seeks to have members composed of skills and experiences in these areas and will augment its membership of the Board of Directors from time to time as considered necessary in order to ensure experience and skills from these areas are reflected on the Board of Directors at all times.

Compensation Committee

The members of the Compensation Committee are Messrs. Paul Saxton (Chair), Bryan Morris and Dennis H. Peterson. During fiscal 2007, the Compensation Committee met two (2) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the compensation of:

- the members of the Board of Directors; and
- Members of senior management of Zazu.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Corporation's Annual Information Form, Management's Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

Assessment

The Board of Directors, its committees and its individual directors are assessed regularly, on at least an annual basis, as to their effectiveness and contribution. The process by which such assessments are made is though questionnaires developed by the Board and its Corporate Governance and Nominating Committee, which are distributed to each director and/or committee member for review and completion each year. In addition, the Chairman of the Board and the Chair of each committee encourage discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.

ADDITIONAL INFORMATION

The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's Annual Report, Annual Information Form, Financial Statements and Management Discussion and Analysis for the year ended December 31, 2007. Such written request should be directed to the attention of Zazu Metals Corporation, Suite 910, 475 Howe Street, Vancouver, BC V6C 2B3. Copies of these materials are available on SEDAR (www.sedar.com).

BOARD OF DIRECTORS APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 23rd day of May, 2008.

(Signed): "Gil Atzmon"
GIL ATZMON, Chairman

SCHEDULE "A"

ZAZU METALS CORPORATION
AUDIT COMMITTEE CHARTER

Audit Committee

The Audit Committee (hereinafter referred to as the "Committee") shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Corporation's risk management and compliance practices; iii) assess the independent auditor's performance, qualifications and independence; iv) assess the performance of the Corporation's internal audit function; v) ensure the Corporation's compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

Structure and Operations

The Committee shall be composed of not less than three Directors. A majority of the members of the Committee shall not be an Officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chairman among their number. The Chairman shall not be a former Officer of the Corporation. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a) a quorum for meetings shall be at least three members;

b) the Committee shall meet at least quarterly;

c) notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d) a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of

Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

Specific Duties

Oversight of the Independent Auditor

- Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

- Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

- Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

- Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

- Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

- Review as necessary policies for the Corporation's hiring of employees or former employees of the independent auditor.

Financial Reporting

- Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

- Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation's Annual Report, as required by applicable legislation.

- Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

- Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.

- Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.

- Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

- Discuss with the independent auditor at least annually any "Management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Corporation.

- Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

- Discuss with Management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

- Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

- Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

- Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.

- Discuss with the Corporation's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

- Review and approve periodically Management's risk philosophy and risk management policies.

- Review with Management at least annually reports demonstrating compliance with risk management policies.

- Review with Management the quality and competence of Management appointed to administer risk management policies.

- Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.

- Discuss with Management at least annually the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

Oversight of Regulatory Compliance

- Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.

- Meet with the Corporation's regulators, according to applicable law.

- Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.





ZAZU METALS CORPORATON

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Zazu Metals Corporation (the "Corporation") will be held at the Nootka Room, Fairmount Waterfront Centre Hotel, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6, on Wednesday, the 25th day of June, 2008, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2007, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration; and

4. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2007. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Vancouver, British Columbia this 23rd day of May, 2008.

BY ORDER OF THE BOARD

(Signed): "Gil Atzmon"
GIL ATZMON – CHAIRMAN

Zazu Metals Corporation

TO: REGISTERED AND BENEFICIAL SHAREHOLDERS

National Instrument 54-101 provides both registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the issuer. If you are interested in receiving Zazu Metals Corporation interim financial statements, please complete and return this form. Shareholders should note that all of Zazu Metals Corporation interim financial statements and other continuous disclosure documents are available at www.sedar.com , under the company profile for Zazu Metals Corporation.

Please Print

Name: ______________________________

Address: ______________________________

City: ______________________________

Province: ______________________________

Postal Code: ______________________________

Email: ______________________________

Date: ______________________________

Signature: ______________________________

Please return to the following address:

Olympia Transfer Services Inc.
Suite 920
120 Adelaide Street West
Toronto, Ontario
M5H 1T1

ZAZU METALS CORPORATION

2007 Annual Report


ZAZU
METALS CORPORATION

About Zazu Metals Corporation:

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest (Zazu as operating partner) with Teck Cominco in the Lik zinc - lead - silver deposit, 22 km from Teck's Red Dog mine, in northwestern Alaska.

The historical mineral resource at the Lik deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Zazu's common shares and common share purchase warrants began trade on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively.

Annual General Meeting:

Zazu Metals Corporation will hold its Annual General Meeting of shareholders at the Nootka Room, Fairmount Waterfront Centre, Hotel, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6, on Wednesday, the 25th day of June, 2008, at the hour of 10:00 a.m.

Dear Shareholder,

Zazu Metals Corporation had a busy and successful year in 2007. It started with the negotiation and outright purchase of their 50% interest in the Lik deposit, (Lik) situated in northwestern Alaska, followed by the execution of a full field season and then ended with the company's Initial Public Offering and listing on the Toronto Stock Exchange.

Recognizing in 2006 that the Lik Deposit ranks as one of the largest and highest grade undeveloped zinc - lead orebodies in the western world, we moved quickly to option and then acquire the asset for Zazu. In January the property option deal was closed and in June Zazu raised $20mm in private financing to purchase the property.

Zazu rapidly permitted and initiated the summer development program. A drill was purchased and shipped to site. Drillers, field staff and an exploration team were quickly assembled by Joe Brittan, Zazu's V.P. of Exploration. The camp required refurbishment, including new buildings, plant and equipment. Once the camp was readied, the development program commenced. The program consisted of 11 diamond drill holes, which was enough to allow the process of bringing the resource to NI-43101 compliant status when coupled with previous work and to provide core samples for initial metallurgical testing.

Zazu finished 2007 with the Initial Public Offering, bringing both a TSE listing and adding an additional C$4.7mm to the treasury. Zazu now sits in the enviable position of having a full TSE listing, enough cash for our current exploration program, and a low capitalization with approximately 31mm shares outstanding. In all, we have executed objectives to date with swiftness and proficiency.

In spite of a zinc price decline from approximately two dollars per pound to just over a dollar in 2007, the Lik project economics remain very robust. The decline was partly in anticipation of a short term supply increase and partly due to the general economic climate. We believe the outlook for the zinc price will improve significantly over the next two to three years. Several smaller zinc mines will come into production, but around 2012 the zinc market will move into deficit as approximately 8% of the global mine supply will be coming off stream with the expected exhaustion of several large mines.

Looking forward, Zazu will continue to execute on its plans. We have an ambitious but attainable 2008 program with the following goals:

1. Receive a fully compliant NI 43-101 current resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000m planned for 2008.
2. Complete geophysical programs to identify extensions to the resource, especially in the North Lik area.
3. Continue metallurgical testing and commence design of a preliminary flow sheet.
4. Continue and expand environmental studies by Travis Peterson Environmental in anticipation of the mine permitting process.

To meet these goals, Zazu purchased a second drill rig, initiated preparations for the 2008 summer exploration and development program and retained consultancies for the respective studies.

Lik is an outstanding deposit. It is exceptionally large, high grade and amenable to open pit mining. The property has potential for expansion, is located near existing infrastructure and contains commodities with attractive fundamentals. All contribute to make the project economics extremely robust. Zazu has management that executes and our 2007 successes stand as testament to this discipline.

This upcoming year will be exciting, with the potential to bring substantial company progress and shareholder value. We will continue to focus on bringing this property into production as quickly, efficiently and economically as possible, while remaining responsible corporate citizens of Alaska. We look forward to keeping you apprised of our progress.

On behalf of the board,

Gil Atzmon
Chairman and Chief Executive Officer

Michael Steeves,
President and Chief Operating Officer

ZAZU METALS CORPORATION

Managements Discussion and Analysis
For the years ended December 31, 2007 and 2006
(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
March 27, 2008
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's December 31, 2007 audited annual consolidated financial statements, and the related notes for the period then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at March 27, 2008.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2007 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

In December 2006, the Company completed a founders' private placement and issued 5,000,000 common shares at a price of $0.001 per share for total proceeds of $5,000.

In December 2006, the Company issued 11,400,000 special warrants at a price of $1.00 per special warrant for net proceeds of $10,368,458. These proceeds held in escrow until February 2007 at which time the Company entered into an option agreement on the LIK property.

In February 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of $1.00 per share for gross proceeds of $100,000.

In June and July of 2007, the Company issued 11,475,900 special warrants at a price of $1.75 per special warrant for net proceeds of $18,520,575. The proceeds of this private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of GCO's entire 50% interest in the LIK property and the LIK Block Agreement.

In August 2007, the Company issued 151,571 Common Shares at $1.75 per share for gross proceeds of $265,249 and paid $6,665 in legal and other costs for net proceeds of $258,584.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for net proceeds of US$3,197,173. The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively. As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants (100,000 special warrants were exercised in January 2007) were automatically converted into an equivalent number of common shares.

The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and trades on The Toronto Stock Exchange under the symbol ZAZ.

The Company obtained its current 50% interest in the LIK property on June 28, 2007 by making a cash payment of $20,000,000 and granting 2% net proceeds interest. The Company has the right to increase its interest up to 80% by making certain expenditures by 2018. See "Results of operations – LIK property – acquisition".

SELECTED ANNUAL INFORMATION

The following information is for the year ended December 31, 2007 and the period from incorporation (November 29, 2006) to December 31, 2006:

	2007	2006
Interest income	$ 432,513	$ 12,937
Net loss for the period	(717,279)	(157,446)
Basic and diluted loss per share	(0.12)	(0.08)
Total assets	32,487,601	10,571,579
Total long-term liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

Since the Company was incorporated on November 29, 2006 with its fiscal year end of December 31, it first fiscal year ended December 31, 2006 represents a period consisting of approximately only 1 month, whereas its second fiscal year ended December 31, 2007 reflects a full year of operations. On December 19, 2007 the Company completed its initial public offering and the Company's common shares began trading on The Toronto Stock Exchange.

2007 vs. 2006

The Company's net loss for the year ended December 31, 2007 was $717,279 or $0.12 per share compared to a net loss of $157,446 or $0.08 per share for the period ended December 31, 2006.

The net loss for the period ended December 31, 2006 consisted primarily of salaries and consulting fees, offset partially by interest income. The net loss for the year ended December 31, 2007 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. A significant portion of the loss in 2007 was stock-based compensation, a non-cash item. As in 2006, interest income helped offset some of the expenses in 2007.

During 2007 the Company issued 2,775,000 options to staff, directors and consultants and recognized $234,900 of stock-based compensation (2006 – nil) with a corresponding increase in the stock options component of shareholders' equity.

During 2007, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with an accrual for expected 2007 audit fees, comprise audit and accounting costs. Due to the limited activity by the Company in 2006, no audit or accounting fees were recognized in 2006.

Consulting fees paid in 2007 represent fees for an entire year of operations, whereas consulting fees paid in 2006 were for a much shorter period of time as the Company had limited operations in 2006.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. For the year ended December 31, 2007, the Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008.

Insurance costs in 2007 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. No such policies were in place in 2006.

Investor and shareholder relations expense for the year ended December 31, 2007 totalled $45,002 (2006 – nil). These costs consist primarily of costs of marketing trips and fees for the development of the Corporation's corporate branding, website design and marketing materials. The Company's efforts to increase industry awareness of the LIK property did not begin until mid 2007.

Legal fees were paid as the Company began operations and evaluated possible financing alternatives. Legal fees specifically paid in connection with any of the Company's financings have been included in the issue costs of those financings and have been recorded as an offset to proceeds received from those financings.

The Company established an administrative office in Vancouver, BC and began paying rent and other associated office costs in 2007. Office, rent and communication costs for the year ended December 31, 2007 were $44,579 (2006 – $53).

Salaries and benefits costs totalled $172,308 for the year ended December 31, 2007 and $50,000 for the period ended December 31, 2006. The Company increased staffing levels in late 2007 which, together with a full year of operations in 2007 versus only a partial year of operations in 2006, was the reason for the increase in salaries and benefits costs from 2006. Salary amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs increased to $47,414 in 2007 from $8,608 in 2006 due to increased travel by the Company's officers. Some of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income for the year ended December 31, 2007 was $432,513 (2006 – $12,937) due to the longer period of operations in 2007. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the final days of 2007, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $810 for the year ended December 31, 2007. There was no foreign exchange gain or loss in 2006.

LIK Property, Alaska

Acquisition

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. The terms of the joint venture are governed by the LIK Block Agreement, made as of January 27, 1983, between Houston Oil & Minerals Exploration Company ("HOMEX") and GCO Minerals Company ("GCO"), a wholly owned subsidiary of the International Paper Company, a U.S. publicly listed corporation based in Memphis, Tennessee. HOMEX assigned its interest in the LIK Block Agreement to Echo Bay Mines Ltd., which, in turn, assigned such interest to Teck American.

The Company obtained its current 50% interest in the LIK property from GCO on June 28, 2007 by making a cash payment to GCO of $20,000,000 and granting GCO a 2% net proceeds interest. GCO also owns an additional 1% net profits interest in the LIK property from a 1997 agreement.

Zazu holds the right to further earn up to 60% of the 50% interest held by Teck American, provided that Zazu spends the required expenditure amount, currently estimated to be approximately $40,000,000 (after adjustment for inflation indexing and escalations) (the "Required Expenditure Amount"), by January 27, 2018.

Upon receiving a final accounting of costs and expenses from the Company stating that it has spent the full Required Expenditure Amount by January 27, 2018, the Company will have earned 60% of Teck American's 50% interest, or an additional 30% interest in the LIK property, and Teck American will have a one-time election either to retain an undivided 20% participating interest in the LIK property or to convey to the Company all of Teck American's interest in the mining claims and other mineral rights included in the LIK property by reserving to Teck American a 2% net smelter return royalty interest in any minerals produced and sold from the LIK property.

If the Company fails to spend or cause to be spent the full Required Expenditure Amount by January 27, 2018, the LIK Block Agreement will terminate, Teck American will retain its 50% participating interest in the LIK property, and Teck American and the Company will execute a joint operating agreement governing all further operations relating to the LIK property. Under such joint operating agreement, the Company, as successor to GCO, would be the operator and would have full and exclusive control of the LIK property, its facilities and production as well as of the exploration, development and mining undertaken pursuant to the LIK Block Agreement.

At any time prior to January 27, 2018, the Company may give notice to Teck American of its intention to commence construction of a mine on the LIK property within one year (a "Mine Construction Notice"). In that instance, Teck American will also have the one-time election described above. If, at the time of such Mine Construction Notice, the Company has not spent the full Required Expenditure Amount, Teck American's election will be contingent upon (i) the Company having entered into a mining agreement with a third party and/or having executed contracts for mining equipment and other major capital expenditures to construct the mine within one year of the Mine Construction Notice and (ii) the Company having spent or causing to be spent the remainder of the Required Expenditure Amount within two years of the Mine Construction Notice.

If, in response to such a Mine Construction Notice, Teck American elects to retain its undivided 20% participating interest, a joint operating agreement, as described above, will be executed by the Company and Teck American, and the Company will be responsible for 100% of all costs and expenses to be incurred under such joint operating agreement until the remainder of the Required Expenditure Amount is incurred. Failure by the Company to satisfy either of its obligations described in the preceding paragraph will nullify Teck American's original election and will permit Teck American to make a new one-time election.

Prior to the voluntary abandonment, surrender or release of any mining claim included in the LIK property, the Company is obligated to advise Teck American and to convey to Teck American all of its right, title and interest in such mining claim or claims. The LIK property thereafter will be redefined to exclude such mining claim.

Current work

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report.

The Company completed a program of diamond drilling during the 2007 summer field season comprising eleven drill holes with an aggregate depth of approximately 1,394m. In order to facilitate this work, the Company purchased a diamond drill rig and contracted with its independent diamond driller to man and maintain the drill rig.

The purpose of this work by the Company was to (i) confirm the previous work on the LIK property and upgrade mineral resources to be compliant with NI 43-101, (ii) provide material for metallurgical testing, and (iii) commence the process of in-fill drilling that will be required to develop a mine.

Of the eleven holes drilled by the Company, assay results of eight holes currently are available. No samples were collected in one of the three remaining holes because no sulphides or black shale were recognized in the hole. To date, results of the 2007 drilling program returned zinc values ranging up to 19.10% and lead values ranging up to 14.90%.

In 2007, the Company engaged Scott Wilson RPA to prepare an NI 43-101 technical report on the LIK property, including a review of the first two stages of the Company's proposed 2007 and 2008 work program and budget for the LIK property. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the fourth quarter of 2007, the Company incurred $261,978 in exploration expenditures at the LIK Property and during the year ended December 31, 2007, the Company spent $1,257,563. Total deferred property expenditures, including acquisition, were $21,533,657 at December 31, 2007 (2006 – nil).

In February 2008, the Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the quarters ended:

	12/31/07 $	9/30/07 $	6/30/07 $	03/31/07 $	12/31/06 $
Interest income	85,834	101,567	125,428	119,684	12,937
Net income (loss)	(621,721)	(77,563)	(24,275)	6,280	(157,446)
Income (loss) per share:					
- basic	(0.07)	(0.01)	(0.00)	0.00	(0.08)
- diluted	(0.07)	(0.01)	(0.00)	0.00	(0.08)

The Company was incorporated on November 29, 2006. The quarter ended December 31, 2006 was the Company's first period of operations and covers November 29, 2006 through December 31, 2006.

The significant increase in net loss in the fourth quarter of 2007 was partially attributable to the stock-based compensation expense of $234,900 relating to the stock options granted in December 2007. No stock options had previously been granted. The Company also became a public company in December 2007 and incurred the majority of its regulatory and transfer agent expenses in this quarter.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

On February 18, 2007, the Company issued 100,000 Common Shares on a non-brokered basis, at a subscription price of $1.00 per share for gross proceeds of $100,000 and on August 27, 2007, the Company issued 151,571 Common Shares at $1.75 per share for gross proceeds of $265,249 and paid $6,665 in legal and other costs for net proceeds of $258,584.

The Company completed the first tranche of a private placement on June 28, 2007, issuing 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per special warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,113 (the "2007 Broker Special

Warrants") and paid a 7% commission in the amount of $1,305,164 to the agent, $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The Company completed the second tranche of the private placement on July 5, 2007, issuing an additional 821,500 2007 Special Warrants at $1.75 per special warrant for gross proceeds of $1,437,625 and an additional 41,075 2007 Broker Special Warrants with a fair value of $25,376. In respect of such tranche, the Company paid a further 7% commission in the amount of $100,634 and $13,532 in legal fees for total cash offering costs of $114,166 and net proceeds of $1,323,459.

In December 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants.

The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically converted into an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled.

The 573,795 2007 Broker Special Warrant, together with the 906,400 2006 Broker Warrants issued in December 2006, were converted into Broker Warrants upon the completion of the Company's IPO in December 2007. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

At December 31, 2007, the Company had cash and cash equivalents totalling $10,538,533 as compared to $10,511,517 at December 31, 2006. The Company has no significant financial or other instruments except that its cash balances are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

At December 31, 2007, the Company's aggregate commitments for operating leases for its offices in Vancouver and Anchorage totalled CDN$54,420 and $3,555 respectively. Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,600 feet was drilled during the 2007 work season. The Company also had commitments of $3,346,583 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at December 31, 2007:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Drilling services agreement – US$	$876,300	$876,300	$ -	$ -	$ -
Office operation leases – CDN$	54,420	54,420	-	-	-
Office operation leases – US$	3,555	3,555	-	-	-
Consulting agreements – US$	1,875,750	459,000	1,215,500	201,250	-
Employment agreements – US$	1,470,833	310,000	930,000	230,833	-

During the year the Company entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In January 2008, the Company entered into agreements to purchase a second drill rig and for the exclusive use of a helicopter during the 2008 work season. The Company's commitments under these agreements are $210,000 and $245,700 respectively.

In March 2008, the Company entered into a consulting contract with the Vice President, Corporate Development. The agreement is a five year contract with an annual fee of $120,000. The Company may terminate the agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended 2007 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the fourth quarter, the Company repaid the remaining $45,386 of an original amount of $60,000 which was owed to a company controlled by a senior officer and director of the Company at December 31, 2006. This amount relates to third party costs for mineral property and administrative expenses and was interest free.

During the fourth quarter, the Company paid certain share issuance, incorporation and legal costs in the amount of $107,731 (2006 – $42,766) to a legal firm whose partner is a director of the Company. For the year ended December 31, 2007, this firm was paid $277,700 (2006 – $42,766).

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. The Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008.

FOURTH QUARTER

During the fourth quarter of 2007, the Company raised $3,197,173 from the sale of equity securities. In December 2007, the Company completed its IPO of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants. The Company's common shares and common share purchase warrants began trading on The Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

During the fourth quarter of 2007, the Company incurred $261,978 of deferred exploration costs and spent $6,417 for equipment.

During the fourth quarter of 2007, the Company issued 2,775,000 options to staff, directors and consultants and recognized $234,900 of stock-based compensation with a corresponding increase in the stock options component of shareholders' equity.

During the fourth quarter of 2007, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss of $32,732 recognized in the fourth quarter and $810 for the year ended December 31, 2007. The Company maintains a portion of its cash in Canadian dollars in order to fund its administrative office costs.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At March 27, 2008, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares and broker warrants to purchase an additional 1,480,195 common shares. There were also 2,925,000 stock options outstanding, though only 925,000 were vested, and thus exercisable, at March 27, 2008.

If fully exercised, the warrants, broker warrants and stock options would bring a further $9,620,000 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2007 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies from those disclosed in the Company's December 31, 2006 financial statements and Management's Discussion and Analysis ("MD&A") as disclosed in the Corporation's prospectus dated December 12, 2007.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

In addition to US dollar costs, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $300,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company has prepared a proposed work program of exploration to take place during the 2008 summer field season. The program calls for 9,000 meters of diamond drilling with the goal of increasing the resource base and defining proven and probable reserves. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The Company will also commence regional induced polarization and gravity geophysical surveys to extend know mineralization and search for additional mineralization at depth and to the north of the LIK deposit. Metallurgical studies are ongoing.

The Company has retained an independent engineering firm to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report. This report will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate and will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

The Company has also retained an independent engineering firm to evaluate development of approximately 12 miles of new gravel road to connect the Delong Mountain Transportation System to the LIK property. The engineering firm will provide engineering and design drawings, quantity estimates, and permitting assistance.

The estimated cost of the proposed 2008 work program is approximately $5.5 million

The Company begins 2008 with $10.5 million in cash which it believes will be sufficient to finance its planned business objectives for 2008 and part of 2009. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

In order to exercise the option pursuant to the LIK Block Agreement, the Company must spend the Required Expenditure Amount prior to 2018. The Required Expenditure Amount is currently estimated to be approximately $40,000,000. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

Annual Financial Statements

For the years ended December 31, 2007 and 2006

(in US dollars)


ZAZU
METALS CORPORATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of
Zazu Metals Corporation

We have audited the consolidated balance sheets of Zazu Metals Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and for the period from November 29, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 27, 2008

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006
In U.S. dollars

	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$10,538,533	$10,511,517
Receivables	75,410	62
Prepaid expenses	53,789	-
	10,667,732	10,511,579
Mineral properties (note 3)	21,533,657	-
Equipment (note 4)	286,212	-
Deferred costs (note 5)	-	60,000
	$32,487,601	$10,571,579
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$642,761	$295,567
Due to related parties (note 6)	34,875	60,000
	677,636	355,567
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	31,025,718	5,000
Special warrants (note 7(b))	-	10,048,475
Warrants (note 7(c))	749,600	-
Contributed surplus (note 7(d))	674,472	319,983
Stock options (note 7(f))	234,900	-
Deficit	(874,725)	(157,446)
	31,809,965	10,216,012
	$32,487,601	$10,571,579

Subsequent events (note 12)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
General and administrative expenses:		
Amortization	$2,237	$ -
Audit and accounting	104,144	-
Consulting fees	233,750	100,000
Directors' fees (note 6(b))	34,875	-
Incorporation costs	5,367	1,000
Insurance	25,918	-
Investor and shareholder relations	45,002	722
Legal fees	63,252	10,000
Office, rent and communication	44,579	53
Regulatory and transfer agent	135,236	-
Salaries and benefits	172,308	50,000
Stock based compensation (note 7(f))	234,900	-
Travel	47,414	8,608
Loss before other items	1,148,982	170,383
Other items:		
Interest income	432,513	12,937
Foreign exchange loss	(810)	-
Net loss and comprehensive loss for the period	(717,279)	(157,446)
Deficit, beginning of period	(157,446)	-
Deficit, end of period	($874,725)	($157,446)
Basic and diluted loss per share	($0.12)	($0.08)
Weighted average number of shares outstanding	6,063,409	2,031,250

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars

	For the year ended December 31, 2007	For the period from incorporation (November 29, 2006) to December 31, 2006
Cash was provided by (used in):		
Operating activities		
Loss for the period	($717,279)	($157,446)
Items not involving cash:		
Amortization	2,237	-
Directors' fees	34,875	-
Incorporation costs	-	1,000
Stock based compensation	234,900	-
Change in non-cash working capital (note 10)	218,057	294,505
	(227,210)	138,059
Financing activities		
Shares issued for cash	3,763,174	5,000
Share issuance costs	(957,017)	-
Warrants issued for cash	1,040,600	-
Warrants issuance costs	(291,000)	-
Special warrants issued for cash	20,082,825	11,400,000
Special warrants issuance costs	(1,562,250)	(1,031,542)
	22,076,332	10,373,458
Investing activities		
Deferred exploration costs incurred	(1,208,068)	-
Purchase of equipment	(337,944)	-
Property acquisition	(20,276,094)	-
	(21,822,106)	-
Increase in cash	27,016	10,511,517
Cash, beginning of period	10,511,517	-
Cash, end of period	$10,538,533	$10,511,517
Supplementary information:		
Deferred costs	$ -	$60,000
Fair value of broker warrants issued	354,489	319,983

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

---

1. Nature of operations

Zazu Metals Corporation (the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company incorporated Zazu Metals (Alaska) Corporation ("Zazu Alaska"), a subsidiary of the Company, in the State of Alaska, United States on January 18, 2007.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. They include the accounts of the Company and its wholly-owned subsidiary, Zazu Alaska, a company incorporated under the laws of the State of Alaska, USA. All significant intercompany transactions have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

d) Mineral properties

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made.

The amounts reported as mineral property interests represent costs incurred to date and do not necessarily reflect present or future values.

e) Financial instruments

Financial assets, except those classified as held to maturity, and derivative financial instruments are measured at fair value. All financial liabilities are measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All investments are designated as available for sale. As at the period end, the carrying value of cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate their fair values due to their immediate or short term nature. The Company held no investments at the period end.

f) Deferred Costs

Costs related to locating and evaluating property acquisitions are deferred until an agreement has been entered into by the Company. The deferred costs are then reallocated to mineral properties. If no agreement is entered into, the deferred costs are expensed as property investigation costs.

g) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

h) Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at the period end, the Company had no asset retirement obligations.

i) Share capital

i) The proceeds from the exercise of stock options or warrants are recorded as share capital.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model and the balance is allocated to the common shares.

iv) Costs directly identifiable with the raising of financing through the issuance of common shares, special warrants and warrants are recorded as a reduction of capital stock, special warrants and warrants respectively.

j) Amortization

Amortization is recorded on the declining balance method at annual rates of 45% for computer equipment and 20% for office furniture and equipment. One half of the normal rate is recorded in the year of acquisition.

The Company's exploration equipment is being amortized on a usage basis. Under the Company's agreement with its drilling contractor, the contractor can earn title to the exploration equipment by completing certain performance conditions.

k) Stock based compensation

The Company has a stock-based compensation plan, which is described in note 7(f). The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Any consideration paid by employees on exercise of stock options, along with the related fair value previously credited to the separate component of shareholders' equity, is credited to share capital.

l) Foreign currency translation

The Company's functional and reporting currency is the US dollar. The Company is based in Canada and its Canadian dollar accounts are re-measured into US dollars using the temporal method as follows:

i) Monetary items at the rate prevailing at the balance sheet date;
ii) Non-monetary items at the historical exchange rate;
iii) Revenue and expense are translated at the average exchange rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
iv) Exchange gains and losses on foreign currency translation are included in operations for the period.

m) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

n) Loss per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The effect of potential issuances of shares from the exercise of outstanding options and warrants would be anti-dilutive for the periods presented and accordingly, basic and diluted loss per share are the same.

o) Comprehensive income/loss

Comprehensive income/loss is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders. Other comprehensive income/loss includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. As at the period end no amounts were recorded in the other comprehensive income/loss.

p) Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.

The Company did not have any VIE's in the year ended December 31, 2007.

q) Risk management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company operates in both Canada and the United States, exposing it to market risks from changes in the Canadian currency exchange rate. The financial risk is the risk to the Company's operations that arises from fluctuations in the Canadian currency exchange rate and the degree of volatility of this rate. Currently, the Company does not use derivative instruments to reduce its exposure to Canadian currency risk.

r) Recent accounting pronouncements

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption of this standard is not expected to have a significant effect on the Company's financial statements.

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The adoption of Section 3862 and 3863 are not expected to have a significant effect on the Company's financial statements.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which becomes effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The adoption of this standard is not expected to have any effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

3. Mineral properties

LIK Property

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited.

On February 26, 2007, Zazu Alaska and GCO Minerals Company ("GCO") entered into an exploration and option agreement (the "GCO Exploration and Option Agreement"). This agreement gave Zazu Alaska the right to acquire from GCO, on certain terms and conditions (including cash payments of up to $21,230,000 and exploration expenditures of $40,000,000 inclusive of exploration expenditures required to be made under the LIK Block Agreement defined below), up to 62.5% of GCO's interest in the following: (i) GCO's undivided 50% interest in certain state mining locations situated in the Barrow Recording District in the State of Alaska, United States, and other assets related to the properties, subject to a pre-existing 1% net profits interest; and (ii) GCO's right to acquire a further interest in such lands from the holder of the other undivided 50% interest, Teck American, pursuant to an agreement dated October 17, 1984 (the "LIK Block Agreement").

Under the LIK Block Agreement, GCO was the operator and had the right to earn from Teck American a further 30% interest in the LIK Block by incurring $25.0 million in qualifying expenditures on or before January 27, 2018, subject to certain inflation adjustments on the unspent amount effective from February 1, 1988.

As of December 31, 2007, a total of $6,241,171 has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement. The adjusted total amount of qualifying expenditures is currently estimated to be approximately $40,000,000. In accordance with the LIK Block Agreement, at the time this expenditure obligation is satisfied, Teck American has a one time election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that the holder of the GCO interest would become the holder of a 100% undivided interest in the LIK Block subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Prior to June 28, 2007, Zazu Alaska had made total payments of $130,000 to GCO pursuant to the terms of the GCO Exploration and Option Agreement. On June 28, 2007, Zazu Alaska and GCO cancelled the GCO Exploration and Option Agreement, and Zazu Alaska completed the purchase of GCO's interest in the LIK Block pursuant to a purchase and sale agreement dated May 31, 2007 such that Zazu Alaska acquired a 50% undivided interest in the LIK property and related assets, and became the assignee of all of GCO's right, title and interest in the LIK Block Agreement, in consideration for a cash payment of $20,000,000 and the grant of a 2% net proceeds interest. The qualifying expenditures must still be incurred in order to obtain a further 30% and the election by Teck American must occur in order to obtain the final 20% in the LIK Block property pursuant to the purchase and sale agreement dated May 31, 2007.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2006	2007 Expenditures	Balance December 31, 2007
Acquisition	$ -	$20,276,094	$20,276,094
Deferred exploration			
Administration	-	58,720	58,720
Assays/analysis	-	68,221	68,221
Camp construction and supplies	-	167,760	167,760
Drilling	-	418,258	418,258
Environmental consultants	-	22,278	22,278
Freight and logistics	-	185,364	185,364
Geological consultants	-	239,374	239,374
Maps and reports	-	81,363	81,363
Travel	-	16,225	16,225
	-	1,257,563	1,257,563
	$ -	$21,533,657	$21,533,657

4. Equipment

	Cost	Dec 31, 2007 Accumulated amortization	Net book value	Dec 31, 2006 Net book value
Exploration equipment	$325,342	$49,495	$275,847	$ -
Computer equipment	7,814	1,758	6,056	-
Office furniture and equipment	4,788	479	4,309	-
	$337,944	$51,732	$286,212	$ -

5. Deferred costs

During 2006, the Company incurred $60,000 in costs related to evaluating the LIK property. These costs were charged to mineral properties at the time that the LIK property agreement was consummated (note 3).

6. Related party transactions

a) As at December 31, 2006, the Company owed $60,000 to a company controlled by a senior officer and director of the Company, which relates to third party costs for mineral property and administrative expenses. The amount was interest free and was paid in full in the fourth quarter of 2007.

b) The Company accrued $34,875 (2006 – nil) for directors' fees. These fees were paid in full in the first quarter of 2008. The amount was interest free with no specific terms of repayment.

c) The Company has paid certain share issuances, incorporation and legal costs in the amount of $277,700 (2006 - $42,766) to a legal firm whose partner is a director of the Company.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

7. Capital stock

a) Common shares

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Shares issued for cash pursuant to private placement	5,000,000	$5,000
Balance, December 31, 2006	5,000,000	5,000
Shares issued for cash pursuant to private placements	251,571	365,249
Shares issued for cash pursuant to initial public offering	2,536,300	3,397,925
Shares issued on exercise of special warrants	100,000	100,000
Shares issued on conversion of special warrants	22,775,900	28,114,561
Share issuance costs	-	(957,017)
Balance, December 31, 2007	30,663,771	$31,025,718

The Company completed a founder's private placement on December 18, 2006. The Company issued 5,000,000 Common Shares at $0.001 per share for total proceeds of $5,000.

The Company issued 100,000 Common Shares to a holder of 100,000 2006 Special Warrants (defined in note 7(b)) upon exercise in accordance with the terms thereof.

During 2007, the Company completed two private placements: In February 2007, the Company issued 100,000 Common Shares at $1.00 per share; and in August 2007 the Company issued 151,571 common shares to subscribers including directors and officers of the Company at $1.75 per share for total gross proceeds of $365,249. The Company paid $6,665 in legal and other costs for net proceeds of $358,584.

In December 2007, the Company completed its Initial Public Offering ("IPO") of 2,536,300 units at a price of C$1.75 per unit for total gross proceeds of C$4,438,525. Each unit was comprised of one common share and one-half of one common share purchase warrant (see note 7(c)). Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012. The Company paid a 7% commission in the amount of $310,697 and $930,655 in legal fees and other costs, for total cash offering costs of $1,241,352 and net proceeds of $3,197,173. The fair value of the warrants was calculated using the Black-Scholes option pricing model and the Company allocated $1,040,600 of the gross proceeds and $291,000 of the offering costs to the warrants (see note 7(c)).

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

As a result of the completion of the IPO, an aggregate of 22,775,900 previously issued special warrants of the Company have been automatically converted into an equivalent number of common shares, and the special voting shares attached to such special warrants have been cancelled (see note 7(b)).

b) *Special warrants*

Issued and outstanding:

	Number of special warrants	Amount
Special warrants issued for cash pursuant to private placement	11,400,000	$11,400,000
Fair value of broker warrants	-	(319,983)
Special warrant issuance costs	-	(1,031,542)
Balance, December 31, 2006	11,400,000	10,048,475
Special warrants issued for cash pursuant to private placement	11,475,900	20,082,825
Exercise of special warrants	(100,000)	(100,000)
Fair value of broker warrants	-	(354,489)
Special warrant issuance costs	-	(1,562,250)
Special warrants converted pursuant to initial public offering	(22,775,900)	(28,114,561)
Balance, December 31, 2007	-	$ -

The Company completed a private placement on December 20, 2006, issuing a total of 11,400,000 special warrants (the "2006 Special Warrants") at $1.00 per 2006 Special Warrant for gross proceeds of $11,400,000. The Company also issued 906,400 broker special warrants (see note 7(d)) (the "2006 Broker Special Warrants") and paid an 8% commission to the agent in the amount of $906,400 and $125,142 in legal fees and other costs for total cash offering costs of $1,031,542 and net proceeds of $10,368,458.

The proceeds of such private placement were held in escrow subject to conditions which included, among other things, that the Company be in a position to enter into the GCO Exploration and Option Agreement. Such escrow conditions were satisfied, and the proceeds of the private placement were released, on February 26, 2007.

Each 2006 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below) and (ii) December 20, 2011 (being the fifth anniversary of the issue of the 2006 Special Warrants). Any 2006 Special Warrants not exercised by such date would be automatically exercised on such date.

The Company completed the first tranche of a private placement on June 28, 2007, issuing a total of 10,654,400 special warrants (the "2007 Special Warrants") at $1.75 per 2007 Special Warrant for gross proceeds of $18,645,200. The Company also issued 532,720 broker special warrants with a fair value of $329,113 (see note 7(d)) (the "2007 Broker Special Warrants") and paid a 7% commission in the amount of $1,305,164 and $142,920 in legal fees and other costs for total cash offering costs of $1,448,084 and net proceeds of $17,197,116.

The proceeds of such private placement were held in escrow and released concurrently with the completion (and in order to allow the completion) of the Company's acquisition of its interest in the LIK property.

The Company completed the second tranche of a private placement, on July 5, 2007, issuing a further 821,500 2007 Special Warrants at $1.75 per 2007 Special Warrant for gross proceeds of $1,437,625. The Company also issued a further 41,075 2007 Broker Special Warrants with a fair value of $25,376 and paid a 7% commission in the amount of $100,634 and $13,532 in legal fees and other costs for total cash offering costs of $114,166 and net proceeds of $1,323,459.

Each 2007 Special Warrant was exercisable, for no additional consideration, for one Common Share (subject to adjustment as described below) at any time until an automatic exercise date of the earlier of (i) the date of completion by the Company of a Liquidity Event (as defined below)and (ii) June 28, 2012 (being the fifth anniversary of the initial issue of the 2007 Special Warrants). Any 2007 Special Warrants not exercised by such date would be automatically exercised on such date.

For purposes of both the 2006 Special Warrants and the 2007 Special Warrants, a "Liquidity Event" meant the completion by the Company of either (i) a distribution to the public of Common Shares pursuant to a prospectus and the concurrent listing of the Common Shares on a recognized Canadian exchange or (ii) another transaction as a result of which all outstanding Common Shares, or securities of another issuer issued in exchange for all outstanding Common Shares, are traded on a recognized exchange and are freely tradable (subject to any applicable control block restrictions).

On December 19, 2007, the Company completed its initial public offering and had its shares listed for trading on the Toronto Stock Exchange. Upon this Liquidity Event, all outstanding special warrants were converted into common shares of the Company.

As part of the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the Company issued a total of 22,875,900 Special Voting Shares to the purchasers of the Special Warrants, being one Special Voting Share per Special Warrant issued. Each Special Voting Share entitled the holder thereof to a number of votes at any meeting of holders of Common Shares equal to the number of Common Shares which may then be obtained upon the exchange of the Special Warrant to which the Special Voting Share related. The purpose of the Special Voting Shares was solely to provide to the holders thereof the same voting rights they would have had they directly acquired the Common Shares underlying the Special Warrants which they purchased. These Special Voting Shares were cancelled upon the conversion of the Special Warrants into Common Shares as part of the Company's initial public offering in December 2007.

c) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2006	-	$ -
Warrants issued for cash pursuant to initial public offering	1,268,150	1,040,600
Warrant issuance costs	-	(291,000)
Balance, December 31, 2007	1,268,150	$749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

The fair value of the warrants was determined at the time of issue using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of warrants	5 years

d) Broker warrants and contributed surplus

In connection with the offerings of the 2006 Special Warrants and the 2007 Special Warrants, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	Amount	Weighted average exercise price
Broker warrants issued	906,400	$319,983	$1.00
Balance, December 31, 2006	906,400	319,983	$1.00
Broker warrants issued	573,795	354,489	$1.75
Balance, December 31, 2007	1,480,195	$674,472	$1.29

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

The fair value of the broker warrants issued was estimated on the date of issue using the Black-Scholes Option Pricing Model and the broker warrants estimated fair value of $354,489 (2006 - $319,983) was recorded in Contributed Surplus based on the following weighted average assumptions:

	2007	2006
Expected dividend yield	0%	0%
Expected stock price volatility	70%	75%
Risk free rate	4.20%	4.20%
Expected life of warrants	1.5 years	1.5 years

e) Stock options

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at December 31, 2007:

	Number	Average exercise price
Outstanding, December 31, 2006	-	$ -
Issued	2,775,000	1.75
Outstanding, December 31, 2007	2,775,000	$1.75

The stock options outstanding at December 31, 2007 expire as follows:

Expiry Date	Number outstanding	Exercise price	Exercisable
December 2012	2,775,000	$1.75	-
Outstanding, December 31, 2007	2,775,000	$1.75	-

None of the options granted in 2007 had vested by December 31, 2007.

f) *Stock based compensation*

During 2007 the Company recognized $234,900 (2006 – nil) of stock based compensation with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options issued was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	70%
Risk free rate	4.20%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period

8. Income taxes

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
Accounting loss	($717,279)	($157,446)
Tax recovery at the statutory rate of 34%	($243,900)	($53,500)
Non deductible stock based compensation	79,900	-
Deductible portion of equity issue costs	(261,200)	(70,100)
Reduction in future income tax recovery due to decrease in tax rate	87,500	25,700
Expected tax recovery	(337,700)	(97,900)
Valuation allowance	337,700	97,900
Net future tax asset	$ -	$ -

All of the difference between the actual tax recovery of nil and the expected tax recovery relates to the tax benefit of losses not currently recognized due to a full valuation allowance having been recorded against those tax benefits. The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006, after applying enacted corporate income tax rates, are as follows:

	December 31, 2007	December 31, 2006
Non-capital losses	$435,600	$97,900
Valuation allowance	(435,600)	(97,900)
Net future tax asset	$ -	$ -

The Company has approximately $1,613,500 of non-capital losses for tax purposes that expire between 2026 and 2027. Certain of the Company's losses are restricted in their use.

Certain prior year amounts have been amended based on updated information.

9. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at December 31, 2007 and revenues and expenses for the year ended December 31, 2007 by geographic areas are as follows:

	Canada	United States	Total
2007			
Assets	$10,672,569	$21,815,032	$32,487,601
General and administrative expenses	($1,090,642)	($58,340)	($1,148,982)
Other items	431,703	-	431,703
Net loss	($658,939)	($58,340)	($717,279)

The Company's assets at December 31, 2006 and revenues and expenses for the period from the incorporation date of November 29, 2006 to December 31, 2006 by geographic areas are as follows:

	Canada	United States	Total
2006			
Assets	$10,571,579	$ -	$10,571,579
Interest income	$12,937	$ -	$12,937
General and administrative expenses	(170,383)	-	(170,383)
Net loss	($157,446)	$ -	($157,446)

10. Change in non-cash operating working capital

	2007	2006
Receivables	($75,348)	($62)
Prepaid expenses	(53,789)	-
Accounts payable	347,194	294,567
	$218,057	$294,505

11. Commitments

The following is a summary of the Company's commitments as at December 31, 2007:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Drilling services agreement – US$	$876,300	$876,300	$ -	$ -	$ -
Office operation leases – CDN$	54,420	54,420	-	-	-
Office operation leases – US$	3,555	3,555	-	-	-
Consulting agreements – US$	1,875,750	459,000	1,215,500	201,250	-
Employment agreements – US$	1,470,833	310,000	930,000	230,833	-

During the year the Company entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

12. Subsequent events

In January 2008, the Company entered into an agreement to purchase a second drill rig for the LIK project. The agreed price was $210,000 and a partial payment of $51,000 was made in February 2008.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK project. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season.

In March 2008, the Company entered into a consulting contract with its Vice President, Corporate Development. The agreement is a five year contract with an annual fee of $120,000. The Company may terminate the agreement at any time, subject to the payment of a fee amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In March 2008, the Company granted 150,000 stock options with a term of five years and an exercise price of $1.75 per share. These stock options were granted pursuant to the Company's Stock Option Plan.

DIRECTORS

Gil Atzmon

Bryan Morris

Dennis Peterson

Michael Steeves

Paul Saxton

LISTING INFORMATION

Toronto Stock Exchange

Common shares: ZAZ

Warrants: ZAZ.WT

OFFICERS

Gil Atzmon
Chairman and CEO

Michael Steeves
President and COO

Ralf Langner
Chief Financial Officer

Mark Greenwald
Vice-President and General Counsel

Joe Britton
Vice-President Exploration

Matt Ford
Vice-President Corporate Development

HEAD OFFICE

Zazu Metals Corporation
375 - 375 Water Street
Vancouver, BC
V6B 5C6

Tel: 604-878-9298
Toll-free: 877-878-9298
Fax: 604-568-9298

www.zazumetals.com

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. **Date of Material Change**

May 29, 2008

3. **Press Release**

A press release with respect to the material change referred to in this Report was issued on May 29, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. **Summary of Material Change**

Zazu's drill program permitted at Lik zinc-lead-silver deposit.

5. **Full Description of Material Change**

Zazu received the remaining permits for the 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) Lik zinc-lead-silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska. The 2008 program is scheduled to begin June 1st as expected. Zazu will be running a two drill rig program to further the development of a NI 43-101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.
2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.
3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

May 29, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU'S DRILL PROGRAM PERMITTED AT LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, May 29th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce that it received the remaining permits for the 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) Lik zinc-lead-silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska. The 2008 program is scheduled to begin June 1st as expected. Zazu will be running a two drill rig program to further the development of a NI 43-101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo. , an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website: www.teckcominco.com. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	Or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: 604 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

375 Water Street, Suite 375
Vancouver, British Columbia
Canada V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU'S DRILL PROGRAM PERMITTED AT LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, May 29th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce that it received the remaining permits for the 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) Lik zinc-lead-silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B, "Teck") in northwestern Alaska. The 2008 program is scheduled to begin June 1st as expected. Zazu will be running a two drill rig program to further the development of a NI 43-101 resource.

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area.

3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 million tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc–lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc–lead-silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website: www.teckcominco.com. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email: mford@zazumetals.com

Or

Michael A. Steeves
President & COO
Tel: 604 878-9298
Email: msteeves@zazumetals.com

Form 52-109F2 - Certification of Interim Filings

I, **Gil Atzmon, the Chief Executive Officer of Zazu Metals Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zazu Metals Corporation** (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2008

Signed: "Gil Atzmon"

Gil Atzmon
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Ralf O. Langner, the Chief Financial Officer of Zazu Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zazu Metals Corporation** (the issuer) for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 13, 2008

Signed: "Ralf O. Langner"

Ralf O. Langner
Chief Financial Officer

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
May 8, 2008
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's March 31, 2008 unaudited interim consolidated financial statements, Zazu's December 31, 2007 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the March 31, 2008 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at May 8, 2008.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2007 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company currently holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2008 vs. 2007

The Company's net loss for the 3 months ended March 31, 2008 was $1,458,355 or $0.05 per share compared to a net income of $6,278 or $0.00 per share for the period ended March 31, 2007.

The overall increase in expenses in the first quarter of 2008 compared to the first quarter of 2007 corresponds to the increased level of activity by the Company. Activities in the first quarter of 2007 were focused on acquiring an interest in the LIK project and identifying sources of funding to finance this acquisition while activities in the first quarter of 2008 were focussed on exploration and development at the LIK project.

The net income for the 3 months ended March 31, 2007 consisted primarily of interest income, offset partially by general and administrative expenses. Salaries and consulting fees comprised the majority of the general and administrative expenses in the first quarter of 2007.

The net loss for the 3 months ended March 31, 2008 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. The most significant portion of the loss in 2008 was stock-based compensation, a non-cash item. Interest income helped offset some of the expenses in the first quarter of 2008.

In the 3 months ended March 31, 2008, the Company recognized $1,245,900 of stock-based compensation (2007 – nil) of which $155,900 was capitalized as a deferred exploration cost and $1,090,000 was expensed as stock based compensation, resulting in an increase in the stock options component of shareholders' equity of $1,245,900. The Company granted 2,775,000 options to staff, directors and consultants in December 2007 and a further 150,000 options in March 2008. There were no options issued or outstanding during the 3 months ended March 31, 2007.

During the first quarter of 2008, the Company continued to utilize outside contractors to meet its financial reporting needs and these costs, together with an accrual for expected 2008 interim review fees, comprise audit and accounting costs. Due to the limited activity by the Company in 2007, no interim review fees were recognized in the first quarter of 2007.

The Company employed a larger number of consultants in the first quarter of 2008 as compared to the first quarter of 2007 and realized an increase in consulting fees from $30,000 in the first quarter of 2007 to $154,250 in the first quarter of 2008. Consulting fees for the first quarter of 2008 includes $58,000 (2007 – nil) of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, beginning in the third quarter of 2007 each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. For the 3 months ended March 31, 2008, the Company accrued $14,000 (2007 – nil) for directors' fees. Directors' fees are denominated in Canadian dollars and the amount payable at March 31, 2008 was equivalent to $13,639 (2007 – nil). These fees were paid in full in the second quarter of 2008.

Insurance costs for the first quarter of 2008 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. No such policies were in place in the first quarter of 2007.

Investor and shareholder relations expense for the 3 months ended March 31, 2008 totalled $6,075 (2007 – $10,824). These expenses consist primarily of the costs of marketing trips and other costs to attend industry conferences.

Legal fees of $13,751 (2007 – $13,150) represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings have been included in the issue costs of those financings and have been recorded as an offset to proceeds received from those financings.

Office, rent and communication costs for the 3 months ended March 31, 2008 were $33,218 (2007 – $3,750). The Company increased its office space and staffing levels in late 2007 resulting in the large increase in office, rent and communication costs for the first quarter of 2008.

Salaries and benefits costs totalled $128,806 for the 3 months ended March 31, 2008 and $32,204 for the 3 months ended March 31, 2007. The Company increased staffing levels in late 2007 which resulted in the increase in salaries and benefits for the first quarter of 2008. Salaries for the first quarter of 2008 includes $26,000 (2007 – nil) of one-time bonuses. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs increased to $26,833 for the first quarter of 2008 from $13,669 for the first quarter of 2007 due to increased travel by the Company's officers. Some of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income for the 3 months ended March 31, 2008 was $92,988 (2007 – $119,684) due to decreasing yields from the Company's usual type of investments. Yields for these investments decreased as interest rates fell in both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the first quarter of 2008, the Canadian dollar weakened versus the US dollar, resulting in a foreign exchange loss for the 3 months ended March 31, 2008 of $60,729 (2007 – $37).

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

During the first quarter of 2008, the Company incurred $296,394 (2007 – $29,489) in exploration expenditures at the LIK property. Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $21,938,882 at March 31, 2008. The Company has also purchased a second drill rig for the upcoming field season that has already been delivered to Anchorage, Alaska and will be transported to the property in late May or early June.

In February 2008, the Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

During the 2008 field season, the Company plans to complete a 10,000 meter diamond drill program, primarily to upgrade the LIK South historic resource to a fully compliant NI 43-101 measured and indicated resource. Approximately 26,000 meters of diamond drilling has been carried out on the LIK property to date. The bulk of the 10,000 meter program will be devoted to in-fill drilling. However, the Company also plans a number of step out holes, particularly towards the southwest portion of the LIK deposit.

In addition to the diamond drilling, the Company plans to conduct a ground geophysical program in 2008, consisting initially of gravity and pulse EM surveys and possibly a limited amount of borehole geophysics. In 2009, the Company plans to complement this year's work with both regional and localized IP surveys.

The Company has also retained an independent engineering firm to evaluate development of approximately 12 miles of new gravel road to connect the Delong Mountain Transportation System to the LIK property. The engineering firm will provide engineering and design drawings, quantity estimates, and permitting assistance.

Work also continues on environmental studies that were initiated in 2007.

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the quarters ended:

	3/31/08 $	12/31/07 $	9/30/07 $	6/30/07 $	3/31/07 $	12/31/06 $
Interest income	92,988	85,834	101,567	125,428	119,684	12,937
Net income (loss)	(1,458,355)	(621,721)	(77,563)	(24,275)	6,278	(157,446)
Income (loss) per share:						
- basic	(0.05)	(0.07)	(0.01)	(0.00)	0.00	(0.08)
- diluted	(0.05)	(0.07)	(0.01)	(0.00)	0.00	(0.08)

The Company was incorporated on November 29, 2006. The quarter ended December 31, 2006 was the Company's first period of operations and covers November 29, 2006 through December 31, 2006.

The significant increase in net loss for the first quarter of 2008 was primarily due to stock-based compensation expense of $1,090,000. The significant increase in net loss for the fourth quarter of 2007 was also primarily due to stock-based compensation expense of $234,900.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At March 31, 2008, the Company had cash and cash equivalents totalling $9,542,526 as compared to $10,538,533 at December 31, 2007. The Company has no significant financial or other instruments except that its cash balances are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

At March 31, 2008, the Company's aggregate commitments for operating leases for its offices in Vancouver and Anchorage totalled CDN$101,753 and $2,370 respectively. In March 2008, the Company entered into a lease for its head office. The lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,600 feet was drilled during the 2007 work season.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK property. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season.

The Company also had commitments of $3,674,333 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at March 31, 2008:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 1,122,000	$ 1,122,000	$ -	$ -	$ -
Office operation leases – CDN$	101,753	49,003	52,750	-	-
Office operation leases – US$	2,370	2,370	-	-	-
Consulting agreements – US$	2,281,000	434,250	1,575,500	271,250	-
Employment agreements – US$	1,393,333	232,500	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

OFF-BALANCE SHEET ARRANGEMENTS

During the 3 months ended March 31, 2008 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

During the first quarter of 2007, the Company paid certain share issuance, incorporation and legal costs in the amount of $78,066 to a legal firm whose partner is a director of the Company. No such amounts were paid in the first quarter of 2008.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the first quarter of 2008, the Company accrued $14,000 (2007 – nil) for directors' fees. Directors' fees are denominated in Canadian dollars and the amount payable at March 31, 2008 was equivalent to $13,639 (2007 – nil). These fees were paid in full in the second quarter of 2008.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At May 8, 2008, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares and broker warrants to purchase an additional 1,480,195 common shares. There were also 2,925,000 stock options outstanding, though only 925,000 were vested, and thus exercisable, at May 8, 2008.

If fully exercised, the warrants, broker warrants and stock options would bring a further $9,620,000 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the March 31, 2008 unaudited interim consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, Canadian generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2007, the CICA issued Handbook Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008.

In February 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted these standards effective January 1, 2008 with no significant effects on the Company's financial statements.

In June 2007, the CICA issued Handbook Section 3031, Inventories which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

In addition to US dollar costs, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $325,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on regular reviews of its internal control procedures during and at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the 3 months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company has prepared a proposed work program of exploration to take place during the 2008 summer field season. The program calls for 10,000 meters of diamond drilling with the goal of increasing the resource base and defining proven and probable reserves. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The Company will also commence regional induced polarization and gravity geophysical surveys to extend know mineralization and search for additional mineralization at depth and to the north of the LIK deposit. Metallurgical studies are ongoing.

The Company has retained an independent engineering firm to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report. This report will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate and will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions. Independent engineering firms are continuing their work on environmental and road access studies.

The estimated cost of the proposed 2008 work program is approximately $4.5 million

The Company begins the second quarter of 2008 with $9.5 million in cash which it believes will be sufficient to finance its planned business objectives for 2008 and part of 2009. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.8 million. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc, lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

Interim Financial Statements
For the 3 months ended March 31, 2008 and 2007
Unaudited
(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
In U.S. dollars
(Unaudited)

	March 31, 2008	December 31, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,542,526	$ 10,538,533
Receivables	76,912	75,410
Prepaid expenses	76,526	53,789
	9,695,964	10,667,732
Mineral properties (note 3)	21,938,882	21,533,657
Equipment (note 4)	514,203	286,212
	$ 32,149,049	$ 32,487,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 460,958	$ 642,761
Due to related parties (note 5)	13,639	34,875
	474,597	677,636
Future income taxes (note 6)	76,942	-
	551,539	677,636
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	31,025,718	31,025,718
Warrants (note 7(b))	749,600	749,600
Contributed surplus (note 7(c))	674,472	674,472
Stock options (note 7(e))	1,480,800	234,900
Deficit	(2,333,080)	(874,725)
	31,597,510	31,809,965
	$ 32,149,049	$ 32,487,601

Approved by the Board of Directors:

"Gil Atzmon" (signed)	*"Bryan Morris"* (signed)
Gil Atzmon	Bryan Morris
Director	Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars
(Unaudited)

	For the 3 months ended March 31, 2008	For the 3 months ended March 31, 2007
General and administrative expenses:		
Amortization	$ 1,068	$ -
Audit and accounting	17,152	2,669
Consulting fees	154,250	30,000
Directors' fees	14,000	-
Incorporation costs	-	5,367
Insurance	22,395	-
Investor and shareholder relations	6,075	10,824
Legal fees	13,751	13,150
Office, rent and communication	33,218	3,750
Regulatory and transfer agent	14,955	1,736
Salaries and benefits	128,806	32,204
Stock based compensation (note 7(e))	1,090,000	-
Travel	26,833	13,669
Loss before other items	1,522,503	113,369
Other items:		
Interest income	92,988	119,684
Foreign exchange loss	(60,729)	(37)
Income (loss) before taxes	(1,490,244)	6,278
Future income tax recovery (note 6)	31,889	-
Net income (loss) and comprehensive income (loss) for the period	(1,458,355)	6,278
Deficit, beginning of period	(874,725)	(157,446)
Deficit, end of period	($ 2,333,080)	($ 151,168)
Basic and diluted income (loss) per share	($ 0.05)	$ 0.00
Weighted average number of shares outstanding	30,663,771	5,114,444

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars
(Unaudited)

	For the 3 months ended March 31, 2008	For the 3 months ended March 31, 2007
Cash was provided by (used in):		
Operating activities		
Income (loss) for the period	($ 1,458,355)	$ 6,278
Items not involving cash:		
Amortization	1,068	-
Stock based compensation (note 7(e))	1,090,000	-
Future income tax recovery	(31,889)	-
Change in non-cash working capital (note 9)	(494,864)	(82,609)
	(894,040)	(76,331)
Financing activities		
Shares issued for cash	-	200,000
Warrants issuance costs	-	(142,154)
	-	57,846
Investing activities		
Deferred exploration costs	(47,737)	(29,489)
Purchase of equipment	(54,230)	-
Property acquisition	-	(151,205)
	(101,967)	(180,694)
Decrease in cash and cash equivalents	(996,007)	(199,179)
Cash and cash equivalents, beginning of period	10,538,533	10,511,517
Cash and cash equivalents, end of period	$ 9,542,526	$ 10,312,338
Non-cash transactions:		
Stock based compensation capitalized to mineral properties	$ 155,900	$ -

The accompanying notes are an integral part of these financial statements

In U.S. dollars

1. Nature of operations

Zazu Metals Corporation ("Zazu" or the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company as at, and for the year ended, December 31, 2007. These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2007 audited annual consolidated financial statements of the Company, except as described in (b) below.

b) Recent accounting pronouncements

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008 (see note 11).

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted these standards effective January 1, 2008 with no significant effects on the Company's financial statements.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

3. Mineral properties

LIK Property, Alaska

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.8 million. As of March 31, 2008, a total of $7.1 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2007	2008 Expenditures	Balance March 31, 2008
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	58,720	1,153	59,873
Assays/analysis	68,221	52,020	120,241
Camp construction and supplies	167,760	-	167,760
Drilling	418,258	15,000	433,258
Environmental consultants	22,278	23,895	46,173
Freight and logistics	185,364	-	185,364
Geological consultants	239,374	26,750	266,124
Maps and reports	81,363	21,676	103,039
Travel	16,225	-	16,225
Stock based compensation	-	155,900	155,900
	1,257,563	296,394	1,553,957
Future income tax	-	108,831	108,831
	$ 21,533,657	$ 405,225	$ 21,938,882

4. Equipment

	Cost	Mar 31, 2008 Accumulated amortization	Net book value	Dec 31, 2007 Net book value
Exploration equipment	$ 551,342	$ 49,495	$ 501,847	$ 275,847
Computer equipment	10,873	2,611	8,262	6,056
Office furniture and equipment	4,788	694	4,094	4,309
	$ 567,003	$ 52,800	$ 514,203	$ 286,212

5. Related party transactions

During the first quarter of 2008, the Company accrued $14,000 (2007 – nil) for directors' fees. Directors' fees are denominated in Canadian dollars and the amount payable at March 31, 2008 was equivalent to $13,639 (2007 – nil). These fees were paid in full in the second quarter of 2008. As at December 31, 2007, the Company owed $34,875 for directors' fees. These fees were paid in full in the first quarter of 2008. The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Future income taxes

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

7. Capital stock

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) *Common shares*

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2007	30,663,771	$ 31,025,718
Balance, March 31, 2008	30,663,771	$ 31,025,718

b) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2007	1,268,150	$ 749,600
Balance, March 31, 2008	1,268,150	$ 749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Broker warrants and contributed surplus*

In connection with private placement financings in 2006 and 2007, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	Amount	Weighted average exercise price
Balance, December 31, 2007	1,480,195	$ 674,472	$ 1.29
Balance, March 31, 2008	1,480,195	$ 674,472	$ 1.29

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant is exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

d) *Stock options*

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at March 31, 2008:

	Number	Average exercise price (CDN)
Outstanding, December 31, 2007	2,775,000	$ 1.75
Granted	150,000	1.75
Outstanding, March 31, 2008	2,925,000	$ 1.75

The stock options outstanding at March 31, 2008 expire as follows:

Expiry Date	Number outstanding	Exercise price (CDN)	Exercisable
December 2012	2,775,000	$ 1.75	925,000
March 2013	150,000	$ 1.75	-
Outstanding, March 31, 2008	2,925,000	$ 1.75	925,000

e) Stock based compensation

During the first quarter of 2008 the Company recognized $1,245,900 of stock based compensation (2007 – nil) of which $155,900 was capitalized as a deferred exploration cost and $1,090,000 was expensed as stock based compensation, resulting in an increase in the stock options component of shareholders' equity of $1,245,900.

Accumulated stock based compensation at March 31, 2008 is as follows:

Balance, December 31, 2007	$ 234,900
Stock based compensation	1,245,900
Balance, March 31, 2008	$ 1,480,800

During the first quarter of 2008 the Company granted 150,000 options with an estimated weighted average fair value of $0.45 calculated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	95%
Risk free rate	3.10%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

8. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at March 31, 2008 and revenues and expenses for the 3 months ended March 31, 2008 by geographic areas are as follows:

	Canada	United States	Total
Assets	$ 9,704,773	$ 22,444,276	$ 32,149,049
General and administrative expenses	($ 1,503,273)	($ 19,230)	($ 1,522,503)
Other items	32,259	-	32,259
Future income tax recovery	-	31,889	31,889
Net loss	($ 1,471,014)	$ 12,659	($ 1,458,355)

The Company's assets at March 31, 2007 and revenues and expenses for the 3 months ended March 31, 2007 by geographic areas are as follows:

	Canada	United States	Total
Assets	$ 10,382,770	$ 180,694	$ 10,563,464
General and administrative expenses	($ 103,655)	($ 9,714)	($113,369)
Other items	119,647	-	119,647
Net income (loss)	$ 15,992	($ 9,714)	$ 6,278

9. Change in non-cash operating working capital

	2008	2007
Receivables	($ 1,502)	($ 46,870)
Prepaid expenses	12,485	(23,500)
Accounts payable	(484,611)	2,375
Due to related parties	(21,236)	(14,614)
	($ 494,864)	($ 82,609)

10. Commitments

The following is a summary of the Company's commitments as at March 31, 2008:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 1,122,000	$1,122,000	$ -	$ -	$ -
Office operation leases – CDN$	101,753	49,003	52,750	-	-
Office operation leases – US$	2,370	2,370	-	-	-
Consulting agreements – US$	2,281,000	434,250	1,575,500	271,250	-
Employment agreements – US$	1,393,333	232,500	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK property. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season.

In March 2008, the Company entered into a lease for its head office. The lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

11. Management of capital risk

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

The Company believes its current capital resources will be sufficient to finance its planned business objectives for the remainder of 2008 and part of 2009.

12. Management of financial risk

The Company is exposed to certain financial risks, including currency risk, liquidity risk, interest rate risk and price risk.

a) Currency risk

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $325,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

As at March 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31, 2008 (CDN)	**December 31, 2007 (CDN)**
Cash and cash equivalents	$ 3,791,868	$ 3,913,951
Receivables	75,770	62,344
Accounts payable and accrued liabilities	(94,417)	(536,595)
Due to related parties	(14,000)	(34,875)

Based on the net exposures in the preceding table as at March 31, 2008, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $170,000 in the Company's net earnings.

b) Liquidity risk

Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Company manages liquidity risk through the management of its capital structure as described in note 11.

Accounts payable and accrued liabilities and amounts due to related parties are all due within the current operating period.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short term investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

d) Price risk

The Company is exposed to price risk with respect to commodity prices. The profitability of the Company's future operations will be dependent upon the market price of mineral commodities. The prices of commodities are affected by numerous factors beyond the Company's control. Current and future price declines could cause commercial production to be impracticable. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
910 – 475 Howe Street
Vancouver, BC
V6C 2B3

2. Date of Material Change

May 13, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on May 13, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu receives permit for drill program at LIK zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu has received the Title 9 Permit from the Northwest Arctic Borough for its 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) LIK zinc-lead-silver deposit, 22km from the Red Dog zinc mine of Teck Cominco (Teck) in north western Alaska.

In addition, Zazu has filed for a Miscellaneous Land Use permit from the State of Alaska which it expects to receive shortly. Zazu's 2008 program is planned to commence June 1st.

During the 2008 field season, Zazu intends to:

1. Receive a fully compliant NI 43-101 current resource for the LIK South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.
2. Complete geophysical programs to identify extensions to the resource, especially in the North LIK area.
3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies supporting the mine permitting process by Travis Peterson Environmental.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be supervised by Joe Britton, Zazu's Vice President of Exploration. Results will be monitored by Neil Gow, P.Geo., of Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the LIK deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets.

The historical mineral resource at the LIK deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the LIK deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

May 13, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU RECIEVES PERMIT FOR DRILL PROGRAM AT LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, May 13th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce that it has received the Title 9 Permit from the Northwest Arctic Borough for their 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) Lik zinc-lead-silver deposit, 22km from the Red Dog zinc mine of Teck Cominco (Teck) in north western Alaska.

In addition, Zazu has filed for a Miscellaneous Land Use permit from the State of Alaska which it expects to receive shortly. Zazu's 2008 program is planned to commence June 1st.

During the 2008 field season, Zazu intends to:

1. Receive a fully compliant NI 43-101 current resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify extensions to the resource, especially in the North Lik area.

3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies supporting the mine permitting process by Travis Peterson Environmental.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be supervised by Joe Britton, Zazu's Vice President of Exploration. Results will be monitored by Neil Gow, P.Geo., of Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets.

The historical mineral resource at the Lik deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc-lead-silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website: www.teckcominco.com. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU RECEIVES PERMIT FOR DRILL PROGRAM AT LIK ZINC-LEAD-SILVER DEPOSIT

Vancouver, British Columbia, May 13th, 2008

Zazu Metals Corporation (TSX-ZAZ, "Zazu") is pleased to announce that it has received the Title 9 Permit from the Northwest Arctic Borough for their 2008 exploration and development program of the 26.7mm tonne (Non-NI 43-101 compliant historical estimate) LIK zinc-lead-silver deposit, 22km from the Red Dog zinc mine of Teck Cominco (Teck) in north western Alaska.

In addition, Zazu has filed for a Miscellaneous Land Use permit from the State of Alaska which it expects to receive shortly. Zazu's 2008 program is planned to commence June 1st.

During the 2008 field season, Zazu intends to:

1. Receive a fully compliant NI 43-101 current resource for the LIK South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify extensions to the resource, especially in the North LIK area.

3. Complete metallurgical testing and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies supporting the mine permitting process by Travis Peterson Environmental.

To achieve these goals Zazu purchased a second drill rig that has already been delivered to Anchorage. Zazu secured a helicopter for the entire field season to enable rapid drill deployment and relocation of this second drill, maximizing productivity. The drill program will be supervised by Joe Britton, Zazu's Vice President of Exploration. Results will be monitored by Neil Gow, P.Geo. , of Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The majority of the drill holes will be in-fill, with some step out holes and testing at depth in the southern portion of the LIK deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets.

The historical mineral resource at the LIK deposit is 26.7mm tonnes grading 9.16% zinc, 3.15% lead and 49g/t silver represents one of the largest undeveloped zinc deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the LIK deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the LIK zinc-lead-silver deposit in north western Alaska. At present, Zazu has over $9.0 million in cash and short- term investments, more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website: www.teckcominco.com. Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com


OLYMPIA
Transfer Services Inc.

April 28, 2008

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
Toronto Stock Exchange

Dear Sirs:

Subject: Zazu Metals Corporation (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual Meeting of securityholders:

Meeting Date:	June 25, 2008
Record Date for Notice:	May 23, 2008
Record Date for Voting:	May 23, 2008
Beneficial Ownership Determination Date:	May 23, 2008
Class of Securities Entitled to Receive Notice:	COMMON
Class of Securities Entitled to Vote:	COMMON
ISIN Number:	CA9891971082
Meeting Location:	Vancouver, BC

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRANSFER SERVICES INC

signed "Lisa Clarkin"

Lisa Clarkin
Account Officer
Corporate & Shareholder Services
Direct Dial: 416-364-8081x442

cc: CDS & Co.

Form 52-109F1 - Certification of Annual Filings

I, ***Gil Atzmon, Chief Executive Officer of Zazu Metals Corporation*** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Zazu Metals Corporation*** (the issuer) for the period ending ***December 31, 2007***;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: March 31, 2008

"Gil Atzmon" (signed)

Gil Atzmon
Chief Executive Officer

END